UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

SK Telecom Co., Ltd.

(Name of Subject Company)

Not Applicable

(Translation of Subject Company’s Name into English (if applicable))

The Republic of Korea

(Jurisdiction of Subject Company’s Incorporation or Organization)

SK Telecom Co., Ltd.

(Name of Person(s) Furnishing Form)

Common Shares of SK Telecom Co., Ltd.

(Title of Class of Subject Securities)

Not Applicable

(CUSIP Number of Class of Securities (if applicable))

Hun Lee

SK Telecom Co., Ltd.

65 Euljiro, Jung-gu, Seoul, Korea

(Tel) +82-2-6100-1334

with a copy to:

Jinduk Han, Esq.

Cleary, Gottlieb, Steen & Hamilton (Hong Kong)

37th Floor, Hysan Place, 500 Hennessy Road

Causeway Bay, Hong Kong

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable

(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	Prospectus, dated April 20, 2015, attached hereto as Exhibit 1.

(b)	Not applicable

Item 2.	Informational Legends

A legend in compliance with Rule 802(b) under the Securities Act of 1933, as amended, has been included in Exhibit 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Amended Articles of Incorporation of SK Telecom Co., Ltd. (“SK Telecom”), attached hereto as Annex 1.

(2)	Not applicable

(3)	Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1)	SK Telecom is filing with the Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

(2)	Not Applicable

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Yong Hwan Lee
(Signature)

Yong Hwan Lee, Senior Vice President
(Name and Title)

SK Telecom Co., Ltd.

April 21, 2015
(Date)

Exhibit 1

Important information

This exchange offer involves the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than in the exchange offer, such as in open market or privately negotiated purchases.

PROSPECTUS

April 20, 2015

SK Telecom Co., Ltd.

2,471,883 Common Shares of SK Telecom Co., Ltd. (“SK Telecom”)

KRW 705,559,452,222

1. Effective Date of the Related Securities Registration Statement Dated April 8, 2015 (the “Securities Registration Statement”):	April 18, 2015

2. Reference Share Price:	KRW 285,434 (Par value: KRW 500)

3. Subscription Date:	May 6, 2015 (scheduled date of the general meeting of shareholders of SK Broadband Co., Ltd. (“SK Broadband”) for the approval of the Share Exchange Agreement (defined below))

4. Payment Date:	June 9, 2015 (“Share Exchange Date”)

5. Locations to Inspect this Prospectus and the Securities Registration Statement:

A. Prospectus:	Electronic Document: Financial Services Commission (Financial Supervisory Service) e-Disclosure System g http://dart.fss.or.kr Physical Document: 65, Eulji-ro, Jung-gu, Seoul 100-999, Korea

B. Additional Reporting Documents:	Not applicable

C. Securities Registration Statement:	Electronic Document: Financial Services Commission (Financial Supervisory Service) e-Disclosure System g http://dart.fss.or.kr

6. Matters Related to Stabilization or Market Making:	Not applicable

SUMMARY INFORMATION

Note: Capitalized terms used in this “Summary Information” section without definitions have the meanings ascribed to them in the main body of this document.

I.	INVESTMENT RISK FACTORS

Business Risks

SK   Telecom Co., Ltd.

(1)    Competition in the domestic telecommunications market, which has reached the saturation point with respect to its penetration rate and the usage rate of subscribers, may intensify among telecommunications service providers and thereby adversely affect SK Telecom’s profitability. In addition, criticism over excessive marketing costs paired with the policy directions of The Republic of Korea (the “Government”) geared towards lowering telecommunications service fees is pressuring telecommunications service providers to lower their service fees. Investors should note that if consumer purchasing power continues to decrease or SK Telecom does not adequately respond to market changes, SK Telecom’s business environment could be adversely affected.

(2)    The wireless telecommunications market has been experiencing stagnant subscriber growth as a result of saturation from the already high penetration rate. The incurrence of excessive marketing expenses to attract additional long-term evolution (“LTE”) subscribers may adversely impact the margins of wireless telecommunications service providers.

(3)    Although SK Telecom is trying to strengthen the profitability of its fixed-line telecommunications business through Internet protocol TV (“IP TV”) service which has become a new growth generator, it is expected that growth led by a growing subscriber base as was seen in the past will be limited due to the increased penetration rate.

(4)    Korea’s regulatory policies governing the telecommunications industry emphasize fair competition and encourage subscriptions to bundled services, thereby intensifying competition within the market. SK Telecom has maintained a market share of over 50% over the last thirteen years, but its market share decreased to 49.6% as the number of subscribers (including subscribers of mobile virtual network operators (“MVNOs”) that lease SK Telecom’s networks) decreased as of February 28, 2015 compared to December 31, 2014. On March 26, 2015, the Korea Communications Commission imposed a fine of KRW 23.5 billion and a suspension on SK Telecom from acquiring new subscribers for a period of seven days (schedule to be determined) and issued a correctional order for violation of the Mobile Device Distribution Improvement Act. SK Telecom is planning to pay such fine, suspend acquisition of new subscribers and implement the correctional order accordingly. Over the last three years, the Korea Communications Commission imposed sanctions on SK Telecom nine times, with an aggregate fine of KRW 181.5 billion. Therefore, increased marketing expenses due to the continued payment of subsidies and other regulatory restrictions including imposition of monetary penalties and suspension of business are adversely affecting the telecommunications service providers’ profitability.

(5)    The telecommunications industry has long been pressured to lower tariffs, and alleviating the burden of telecommunications service fees for households is part of the current Government’s national agenda. Also, the Mobile Device Distribution Improvement Act was passed in May 2014 to alleviate the burden of telecommunications service fees for households and remedy the distorted competition structure in the market and became effective on October 1, 2014. Recently, at the 16th meeting of the Korea Communications Commission, the maximum amount of handset subsidies that can be offered by telecommunications service providers was adjusted. Such market changes due to the Government’s policy could adversely affect SK Telecom’s profitability.

(6)    The telecommunications industry, by nature, uses a relatively large portion of its capital resources on capital expenditures, and it may require a relatively longer period of time to recoup such expenditures if SK Telecom fails to maintain a certain number of subscribers. The industry is also subject to additional capital expenditure requirements due to the evolution of telecommunications networks and technological advances.

(7)    As was seen in the recent cases involving leaks of personal data, telecommunications companies that manage large-scale customer databases are exposed to civil and criminal penalties including fines and compensation for damages in the case of an accident, which may also have an adverse impact on SK Telecom’s reputation and brand image.

(8)    The Internet portal service industry, in which SK Telecom’s subsidiary SK Communications Co., Ltd. (“SK Communications”) (in which SK Telecom’s wholly-owned subsidiary SK Planet Co., Ltd. (“SK Planet”) holds a 64.5% equity stake (equivalent to KRW 86.5 billion of net assets)) operates, may face substantial competition, as this industry has a low entrance barrier for service providers and users are generally cost sensitive to such services.

SK   Broadband Co., Ltd.

(1)    The fixed-line telecommunications industry reached its saturation point with respect to its penetration rate in the mid-2000’s. If SK Broadband’s profitability increase is slower than expected, this may adversely affect its mid- to long-term growth.

(2)    The fixed-line business has experienced stagnant growth. Although IP TV service has been growing quite significantly, because of the intensification of competition in recent years among the three telecommunications service providers as well as with cable TV operators, SK Broadband’s marketing expenses may increase, which in turn may harm SK Broadband’s profitability. Loss of market share as a result of greater competition may also adversely affect SK Broadband’s profitability.

(3)    SK Broadband has sound financial flexibility. SK Broadband’s financial structure has continually improved, with a gradual decrease in total borrowings and moderate improvements of its debt ratio. However, a capital expenditure increase in 2014 led to a slight increase in borrowings, resulting in a debt ratio of 177.37%, total borrowings of KRW 1.4568 trillion, and a total borrowings to total assets ratio of 46.83% as of December 31, 2014. Also, decreased operating income and profit in 2014 compared to the previous year led to a decrease in its interest coverage ratio, which decreased from 1.35 as of December 31, 2013 to 1.08 as of December 31, 2014. Investors should take into consideration that increases in debt may harm SK Broadband’s financial stability and profitability.

(4)    The Government’s recent telecommunications policies have been focusing on lowering tariffs and encouraging competition to improve customer welfare, which resulted in actual tariff reductions and the entry of new operators into the market. Because of these changes, it became inevitable for telecommunications service providers to introduce differentiated new services and seek other growth strategies such as through mergers and acquisitions with companies outside of the telecommunications sector. Investors should note that such changes can lead to greater expenditures related to the development of new services and growth strategies, thereby adversely affecting SK Broadband’s profitability.

(5)    The Government has been focusing on establishing an adequate level of tariffs. Its efforts include forming a research group to establish a road map for improving regulations on tariffs from the beginning of 2014. This is likely to result in a greater possibility of mergers and acquisitions between wireless and fixed-line companies, and as a result, SK Broadband expects to see a more rapid restructuring within the industry. These changes can be more favorable to operators with a larger subscriber base, economy of scale, and funding power, which may affect SK Broadband’s profitability. Investors should be aware of this issue.

(6)    Telecommunications companies with large scale customer databases regularly train their employees and outside entities which receive and treat their customers’ personal data (such as home customer centers/distribution agents) on customer information security, as well as establish and maintain a substantial physical security system to protect customers’ personal information from leaking. However, in the event of information leakage due to hacking or by internal personnel, civil and criminal penalties, including compensation for damages, imposed by the regulatory authorities as a result of investigation may adversely affect SK Broadband’s profitability.

(7)    SK Broadband is strengthening its marketing strategy centered on subscriber retention by providing fixed-line/wireless bundled products jointly with SK Telecom. However, regulatory policies of the Korea Communications Commission became stricter in the wireless communications market as competition intensified in the bundled products market among dominant network service providers recently. Therefore, synergy effects generated by fixed-line/wireless or IP TV products provided jointly by SK Telecom and SK Broadband may decrease, which may diminish the effects of the comprehensive Share Exchange.

Company Risks

SK   Telecom Co., Ltd.

(1)    In 2014, SK Telecom recorded operating revenues of KRW 17.2 trillion and operating income of KRW 1.8 trillion on a consolidated basis. Revenue increased slightly compared to 2013, while operating income decreased from KRW 2.0 trillion in 2013 (operating margin of 12.1%) to KRW 1.8 trillion in 2014 (operating margin of 10.6%). This resulted from the increase in marketing expenses led by market competition, despite regulatory sanctions that telecommunications companies faced, such as suspension of business. In the LTE market, SK Telecom’s market share decreased continually from 53.2% as of December 31, 2011 (when LTE service was in its early stages) to 46.5% as of December 31, 2014 because of intensified competition and decrease in the number of subscribers who change their numbers after the adoption of the Mobile Device Distribution Improvement Act. Continued increase in marketing expenses due to intense competition among the three major telecommunications companies may have an adverse impact on SK Telecom’s profitability. Consolidated profit for the year increased to KRW 1.8 trillion in 2014 from KRW 1.6 trillion in 2013.

(2)    SK Telecom’s consolidated debt-to-equity ratio and total borrowings to total assets ratio are stable at 83.2% and 24.2%, respectively, as of December 31, 2014. However, compared to December 31, 2013, total borrowings as a percentage of total assets increased slightly. In addition, SK Telecom incurred losses from investments over the last three years in its efforts to enter overseas telecommunications markets and diversify into non-telecommunications businesses. In 2014, net cash used in investing activities was KRW 3.6831 trillion. As SK Telecom generates stable cash flows from operating activities based on its competitive edge in the market and also holds a sizable amount of disposable non-operating assets, SK Telecom expects that debt levels will gradually decrease.

(3)    SK Telecom has pending lawsuits with an aggregate claim of approximately KRW 6 billion on a consolidated basis (about 0.33% of its 2014 consolidated operating income). Their potential financial impact is difficult to measure, as final judgments have not been rendered yet.

(4)    SK Telecom is a member of the SK Group, and is closely related to other affiliates. As of the day before the submission of the Securities Registration Statement, SK Telecom had a total of 38 consolidated subsidiaries. As a result, changes in the business environment and brand image of affiliates may have a direct and/or indirect impact on SK Telecom.

(5)    To lay the foundation for future growth as well as develop new global business opportunities, SK Telecom acquired 146.1 million shares (20.07% equity stake as of December 31, 2014 (equivalent to KRW 3.6196 trillion of net assets)) of Hynix Semiconductor Inc. (renamed SK hynix Inc. following the acquisition, “SK Hynix”) at KRW 3.3747 trillion. As the semiconductor industry is volatile and highly competitive, this may result in a financial burden for SK Telecom during difficult market conditions.

(6)    As SK Telecom’s largest shareholder and related persons hold 25.22% of SK Telecom shares, there are no particular risk factors that could pose a threat to SK Telecom’s stable management, or to its governance structure.

(7)    Although subscribers in the telecommunications market are increasing, as the market matures, the subscriber growth rate is continuing to slow, leading to greater competition among the three operators. Marketing activities conducted in violation of applicable Korean laws and regulations have resulted in monetary penalties and/or suspension of business, and imposition of additional sanctions may have an adverse effect on the number of SK Telecom’s subscribers and its reputation.

(8)    On January 31, 2013, Chairman Tae Won Chey, the largest shareholder of SK C&C Co., Ltd. (“SK C&C”) which is the holding company of the SK Group, was found guilty of violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. The Seoul High Court sentenced him to four years in prison on September 27, 2013, and on February 27, 2014, the Supreme Court of Korea affirmed the decision and dismissed all appeals. SK Telecom believes that this final ruling would not have a material impact on SK Telecom’s financial condition and that any impact on SK Telecom’s profitability will be immaterial. However, investors should note that any deterioration in the overall reputation of the SK Group may have a direct and/or indirect adverse impact on SK Telecom, a member company of the SK Group within the meaning of the Monopoly Regulation and Fair Trade Act (the “Fair Trade Act”).

(9)    As of December 31, 2014, SK Telecom had accounts receivable of KRW 85.1 billion from specially related parties and accounts payable of KRW 410.1 billion to specially related parties, based on consolidated financial statements prepared in accordance with the International Financial Reporting Standards adopted for use in Korea (“K-IFRS”). Operating revenue generated from specially related parties in 2014 amounted to KRW 172.4 billion, which was only 1.0% of SK Telecom’s total operating revenue of 17.1638 trillion. Continued increase in transactions with specially related parties in the future can lead to SK Telecom’s earnings being influenced by the financial conditions and results of operations of affiliates and specially related parties.

SK   Broadband Co., Ltd.

(1)    SK Broadband’s business segments consist of broadband Internet / TV service (50.4%), corporate service (26.6%), and telephone services (21.5%) as of December 31, 2014. While broadband Internet service remains SK Broadband’s main source of revenue, growth is beginning to slow due to a saturated penetration rate and growing competition. Considering SK Broadband’s current marketing strategy, a dramatic decrease of subscribers is unlikely under normal market conditions; however, investors should note that higher marketing expenditures due to competitors’ efforts to increase market share may lead to a decline of SK Broadband’s revenues or market share.

(2)    While revenue growth is slow due to the stagnant growth of SK Broadband’s main business areas – broadband Internet and telephone services – IP TV and corporate subscriber increases led to an overall improvement of SK Broadband’s earnings results, contributing to a 4.52% increase in revenue to KRW 2.6544 trillion in 2014 from KRW 2.5394 trillion in 2013. However, profit for the year decreased 65% to KRW 4.307 billion in 2014 compared to KRW 12.306 billion in 2013, mainly due to tariff reductions and increased content fees and depreciation and amortization costs. Operating margin has continued to decline since 2011, amounting to 2.19% in 2014, and is lower compared to competitors. Investors should note that there exist various factors that may have an adverse impact on SK Broadband’s profitability, including higher marketing expenses due to intensified competition.

(3)    SK Broadband has sound financial flexibility, based on a credit line of KRW 100 billion and financing capacity backed by good international credit ratings. SK Broadband’s financial structure has continually improved, with a gradual decrease in total borrowings and moderate improvements of its debt ratio. However, a capital expenditure increase in 2014 led to a slight increase in borrowings, resulting in a debt ratio of 177.37%, total borrowings of KRW 1.4568 trillion, and a total borrowings to total assets ratio of 46.83% as of December 31, 2014. As such, SK Broadband’s debt ratio and total borrowings to total assets ratio are relatively high compared to its competitors. Also, decreased operating income and profit in 2014 compared to the previous year led to a decrease in its interest coverage ratio, which decreased from 1.35 as of December 31, 2013 to 1.08 as of December 31, 2014. Corporate bonds and commercial papers reaching maturity by December 31, 2015 are KRW 240 billion and KRW 70 billion, respectively. Investors should take into consideration that increases in debt may harm SK Broadband’s financial stability and profitability.

(4)    Although SK Broadband’s profit volatility is relatively high due to a smaller subscriber base compared to the market leader, SK Broadband has maintained strong cash flows including continued inflow of cash from operations. To maintain this level of cash flow, continual investments are necessary. In 2014, net additions of IP TV subscribers increased, and SK Broadband attracted more large-scale business-to-business (“B2B”) corporate subscribers. Investments to expand B2B coverage in advance to achieve revenue growth resulted in greater investments in 2014 compared to 2013, and capital expenditures increased from KRW 576.2 billion in 2013 to KRW 601.4 billion in 2014. If capital expenditures were to increase due to working capital or subscriber growth, free cash flow may decrease. While these investment activities are crucial to SK Broadband for its operations, if market conditions deteriorate in the future, such investments may adversely affect its profitability.

(5)    SK Broadband has merged with its wholly-owned subsidiaries Broadband D&M Co., Ltd. (“Broadband D&M”), Broadband CS Co., Ltd. (“Broadband CS”), and Broadband Media Co., Ltd in order to enhance its competitiveness as well as management efficiency. However, slower market growth due to a maturation of the telecommunications industry and unfavorable market conditions due to relevant policy changes may limit the profitability improvement of SK Broadband subsequent to the merger. Investors should be aware of such risks.

(6)    SK Broadband has lawsuits pending, and depending on the developments, it may become liable for related damages. As of December 31, 2014, the aggregate claimed amount of the lawsuits filed against SK Broadband is KRW 1.02 billion, which is only 0.09% of its total equity (KRW 1.1216 trillion) as of December 31, 2014, but it may have an adverse impact on SK Broadband’s results of operations. Although it is unlikely that SK Broadband’s contingent liabilities will materialize in the near future and therefore adversely affect its financial structure, if the liabilities materialize due to internal or external market condition changes, investors should note that SK Broadband’s financial structure may be adversely affected, thereby requiring continuous monitoring.

(7)    SK Broadband is a member of the SK Group, which is the fifth largest business group announced by the Fair Trade Commission (the “FTC”) based on total assets. The SK Group consists of various businesses including information communication, energy/chemicals and construction, and has a total of 85 domestic affiliates as of December 31, 2014. Large business groups designated by the FTC are subject to restrictions on debt guarantees and direct financial support between affiliates as prescribed in relevant regulations such as the Fair Trade Act. This means that direct and indirect financial support from affiliates to SK Broadband may be limited and that the business environment and brand image of affiliates may influence SK Broadband, both directly and indirectly.

(8)    SK Broadband holds the second largest market share in the broadband Internet, telephone services and IP TV market, in which the three telecommunications service providers are competing, but SK Broadband is experiencing difficulties due to high marketing expenses incurred due to intense competition. Regulatory authorities such as the Korea Communications Commission have also imposed fines and suspension of business on SK Broadband for excessive customer acquisition activities. Investors should note that if such market conditions persist, it may adversely impact not only SK Broadband’s results of operations but also its reputation.

(9)    On January 31, 2013, Chairman Tae Won Chey, the largest shareholder of SK C&C which is the holding company of the SK Group, was found guilty of violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. The Seoul High Court sentenced him to four years in prison on September 27, 2013, and on February 27, 2014, the Supreme Court of Korea affirmed the decision and dismissed all appeals. SK Broadband believes that this final ruling would not have a material impact on its financial condition and that any impact on its profitability will be immaterial. However, investors should note that any deterioration in the overall reputation of the SK Group may have a direct and/or indirect adverse impact on SK Broadband, a member company of the SK Group within the meaning of the Fair Trade Act.

(10)  As of December 31, 2014, SK Broadband had accounts receivable of KRW 40.6 billion from specially related parties and accounts payable of KRW 105.5 billion to specially related parties. Operating revenue generated from specially related parties in 2014 amounted to KRW 653.6 billion, which was 24.6% of SK Broadband’s total operating revenue of KRW 2.6544 trillion, and mainly consisted of consignment sales through the distribution network of SK Telecom, the parent company. Continued increase in transactions with specially related parties in the future can lead to SK Broadband’s earnings being influenced by the financial conditions and results of operations of affiliates and specially related parties.

(11)  On March 11, 2014, Busan Nambu Police Station charged 18 suspects with illegally selling, distributing, purchasing, and wrongfully using 12.3 million pieces of personal information, and published a press release that all breached data have been confiscated and that it has notified relevant companies and authorities to develop countermeasures. However, based on SK Broadband’s internal investigation to date, such leakage was traced back to the independent retailers (not contractually related to SK Broadband) where the affected customers subscribed to its services, with no involvement of SK Broadband. On December 29, 2014, civil organizations including the People’s Solidarity for Participatory

Democracy (PSPD) and the Hope Solidarity Union held a press conference, during which they raised issues related to the illegal collection and leakage of personal information at LG U+’s center in northern Busan and SK Broadband’s home customer center in Seongbuk, Seoul. They also claimed that SK Broadband’s Seongbuk center (operated by Inhwa Broadband) did not dispose of personal information of customers who had terminated their services and used it for illegal marketing activities. SK Broadband plans to investigate the facts and take appropriate measures in accordance with the contract provisions between it and its contractor, Inhwa Broadband, and will continue to strengthen the monitoring and management of customer data security.

Other Risks

(1)    As of the date of submission of the Securities Registration Statement, SK Broadband’s largest shareholder, SK Telecom, holds 50.56% of SK Broadband. However, the extraordinary resolution by a general meeting of shareholders requires the approval of two-thirds (2/3) of the voting rights of the participating shareholders and one-third (1/3) of the total issued shares. SK Broadband’s general meetings of shareholders have never rejected an agenda item put to vote, but as SK Telecom is not the sole holder of voting rights for the approval of the exchange of SK Broadband’s common shares into SK Telecom’s common shares (the “Share Exchange”), the Share Exchange may be cancelled if the general meeting of shareholders votes against it.

(2)    The volatility of SK Telecom shares may increase due to various factors, and investors should note that the use of treasury shares for this Share Exchange may expose them to such risk of volatility in stock value of SK Telecom shares. Also, in connection with the Share Exchange, shareholders of one common share of SK Broadband will be allotted 0.0168936 common shares of SK Telecom, and the exchange ratio will not change depending on stock price changes of SK Telecom or SK Broadband but is fixed. As a result, there may be a risk that the value of the allotted shares of SK Telecom may change.

Treasury shares acquired by SK Broadband as a result of appraisal rights exercised during the period between the execution of the share exchange agreement entered into in connection with the Share Exchange (the “Share Exchange Agreement”) and the Share Exchange Date are to be purchased by SK Telecom, and treasury shares acquired by SK Broadband after the Share Exchange Date will be exchanged for common shares of SK Telecom.

(3)    Investors should note that as trading of SK Broadband shares are to be suspended during the period beginning on the date (June 5, 2015) that is two business days prior to the Share Exchange Date and ending on the last day for submission of SK Broadband’s old share certificates (June 8, 2015), the liquidity of such shares may be limited.

(4)    Matters related to appraisal rights

SK Telecom Co., Ltd.

As SK Telecom intends to proceed with the Share Exchange as a small-scale share swap in accordance with Article 360-10 of the Korean Commercial Code (the “KCC”), shareholders of SK Telecom are not granted any appraisal rights. However, pursuant to Article 360-10(5) of the KCC, in the event that shareholders that collectively hold 20% or more of the total issued shares of SK Telecom dissent, this small-scale share swap procedure must be replaced by a general share exchange procedure. In such case, appraisal rights will be granted to shareholders of SK Telecom dissenting from the Share Exchange in accordance with Article 360-5 of the KCC. The expected share purchase price of SK Telecom determined in accordance with Article 176-7(3) of the Enforcement Decree of the Financial Investment Services and Capital Markets Act of Korea (the “FSCMA”) is KRW 283,121. Such price is the price proposed by SK Telecom to its shareholders for consultation, and in accordance with Article 165-5(3) of the FSCMA, if SK Telecom or the shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price.

Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom between April 6, 2015 and April 20, 2015 (such period, the “Dissent Filing Period”), SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC.

In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner.

Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

SK Broadband Co., Ltd.

The expected share purchase of SK Broadband in case appraisal rights are exercised, determined in accordance with Article 176-7(3) of the Enforcement Decree of the FSCMA is KRW 4,645. Such price is the price proposed by SK Broadband to its shareholders for consultation, and in accordance with Article 165-5(3) of the FSCMA, if SK Broadband or the shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price.

Treasury shares acquired following the execution of the Share Exchange Agreement and prior to the Share Exchange Date as a result of the dissenting shareholders’ exercise of appraisal rights are expected to be transferred to SK Telecom in accordance with the share transfer agreement between SK Telecom and SK Broadband, and treasury shares acquired after the Share Exchange Date are expected to be transferred to SK Telecom in accordance with the Share Exchange, which will be exchanged for common shares of SK Telecom. As a result of such transactions, SK Broadband may be exposed to a possible violation of Article 342-2 of the KCC and Articles 8-2(5) and 9 of the Fair Trade Act, and thus SK Broadband plans to dispose of such shares promptly.

Investors should note that such disposal of shares may impact SK Telecom’s share price.

(5)    The aggregate number of registered common shares that SK Telecom will allot to shareholders of Broadband as a result of the Share Exchange in accordance with the share exchange ratio will be 2,471,883 shares. In the event shareholders of SK Broadband exercise their appraisal rights, the number of allotted shares can decrease, but if all of the allotted shares are exchanged, SK Telecom can be subject to a corporate tax of up to approximately KRW 48 billion for the profit incurred by the disposal of treasury shares. If the Share Exchange satisfies each condition under Article 38(1) of the Tax Reduction and Exemption Control Act, SK Telecom will be exempt from paying the relevant securities transaction tax.

(6)    The parties to the Share Exchange may be exposed to various unpredictable situations related to business activities that may lead to lawsuits, regulatory restrictions and penalties, and other legal risks during the process of or in connection with the Share Exchange, which may have an adverse financial impact, including financial losses, on them.

At this time, it is impossible to predict whether or not such lawsuits will arise in the future, and the parties may not discount the possibility that these lawsuits and their results may have a negative impact on the reputation and business activities of the parties to the Share Exchange and the SK Group. Investors should also note that any such lawsuit may have an adverse impact on the Share Exchange, including a cancellation of the Share Exchange process depending on the progress and outcomes of such lawsuits.

(7)    The schedule set forth in the Securities Registration Statement is not final and is subject to change if grounds for amendment occur during the public disclosure evaluation process of the Financial Supervisory Service of Korea (the “FSS”).

(8)    Investors should not make investment decisions solely based on the aforementioned investment risks, and note that such decisions must be made independently.

(9)    There are no agreements for put options, call options, put-back options, etc. between the parties to the Share Exchange or with a third party in relation to the Share Exchange.

(10)  The standards of supervision over listed companies are becoming stricter, and should SK Telecom violate such standards or related regulations, various penalties may be imposed on SK Telecom, including suspension of stock trading, designation as an issue for administration, and delisting by the Korea Exchange Inc. (the “Korea Exchange”). Investors should pay attention to Article 75, Article 80, and Article 80-2 of the Enforcement Rules of the KRX KOSPI Market Listing Regulations. For detailed content, please refer to the Korea Ministry of Government Legislation (http://law.go.kr), the FSS (http://fss.or.kr), and the Korea Exchange (http://law.krx.co.kr).

(11)  The Securities Registration Statement, this Prospectus and other added documents are subject to change if grounds for amendment occur during the FSS’s public disclosure evaluation process, and if content related closely to investment decisions are changed, it may have an impact on the schedule of major events. Also, investors should note that the schedule is subject to change due to the overall process of cooperation with related institutions, and keep monitoring such changes. The effectiveness of the Securities Registration Statement pursuant to Article 120(3) of the FSCMA is not an acknowledgement of the truthfulness or accuracy of the matters contained therein nor the Government’s guarantee or approval of the value of the securities, and investors are solely responsible with respect to the investment decision regarding the securities.

The contents of the Securities Registration Statement are current as of the date thereof, and other than the information provided therein, there are no matters that may result in a material change in or significant impact on the assets, liabilities, cash flows and profits and losses.

The regular and non-regular public disclosure matters of the parties to the Share Exchange, such as business reports (including quarterly and half-year reports) and audit reports, are publicly disclosed on the FSS e-Disclosure System (http://dart.fss.or.kr), and updates on the progress of the Share Exchange will also be publicly disclosed. Please refer to such disclosures when making an investment decision.

(12)  The effectiveness of the Securities Registration Statement pursuant to Article 120(3) of the FSCMA is not an acknowledgement of the truthfulness or accuracy of the matters contained therein nor the Government’s guarantee or approval of the value of the securities.

(13)  The regular and non-regular public disclosure matters of the parties to the Share Exchange, such as business reports and audit reports, are publicly disclosed on the FSS e-Disclosure System (http://dart.fss.or.kr). Please refer to such disclosures when making an investment decision.

Merger and Investment Risks

1.      Risk Factors That May Impede the Consummation of the Share Exchange

A.     Risks Relating to the Terms of the Share Exchange

1.      Upon the occurrence of certain events, the comprehensive Share Exchange Agreement shall lose effectiveness retroactively without additional measures to be taken by the parties, and the Share Exchange will be cancelled accordingly.

2.      The Share Exchange Agreement may be amended or terminated in accordance with the following terms.

1) Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any matter related to the terms of the Share Exchange Agreement is in breach of applicable laws and/or accounting standards, SK Telecom and SK Broadband may amend the Share Exchange Agreement by written agreement to comply with such applicable laws and/or accounting standards.

2) Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any of the following occurs, SK Telecom and SK Broadband may by mutual written agreement terminate or amend the Share Exchange Agreement:

• a natural disaster or other material change to the assets and operation of SK Telecom or SK Broadband;

• failure to obtain approvals necessary for the Share Exchange from the Government or related agencies or any breach of applicable law due to the Share Exchange which cannot be cured; or

• other causes which make it impossible to maintain the Share Exchange Agreement, including the unfairness of the share exchange ratio.

3.      Following the execution of the Share Exchange Agreement, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Broadband in writing within 30 days after the end of the Dissent Filing Period.

4.      In the event that the events set forth in 1. to 3. above occur, such that the Share Exchange Agreement is no longer effective or terminated, then any appraisal rights that were exercised will no longer be effective, and SK Telecom and SK Broadband may reject the purchase of shares for which any appraisal rights were exercised.

5.      Costs related to the Share Exchange may increase in the event the shares applicable for exercise of appraisal rights amount to a substantial volume, and this may have an adverse impact on SK Telecom’s financial position by decreasing its capital.

1) As SK Telecom intends to proceed with the Share Exchange as a small-scale share swap in accordance with Article 360-10 of the KCC, shareholders of SK Telecom are not granted any appraisal rights. However, pursuant to Article 360-10(5) of the KCC, in the event that shareholders that collectively hold 20% or more of the total issued shares of SK Telecom dissent, this small-scale share swap procedure must be replaced by a general share exchange procedure. In such case, appraisal rights will be granted to shareholders of SK Telecom dissenting from the Share Exchange in accordance with Article 360-5 of the KCC.

The acquisition of shares for which appraisal rights are exercised may entail substantial financial expenditure, which will increase the Share Exchange costs as well as decrease SK Telecom’s capital, thereby possibly having an adverse impact on SK Telecom’s financial position. Dissenting shareholders of SK Broadband can exercise appraisal rights as prescribed in the relevant law. Substantial financial expenditure from acquiring the shares of dissenting shareholders may have an adverse impact on SK Broadband’s liquidity until the disposal of such shares.

2) When appraisal rights are exercised, in accordance with the calculation method prescribed in Article 165-5(3) of the FSCMA and Article 176-6(3) of its Enforcement Decree, the share purchase price of SK Telecom is calculated as KRW 283,121, and the share purchase price of SK Broadband, as KRW 4,645. These are proposed prices by the companies for consultation, and failure to reach an agreement on the share purchase price can be resolved as follows.

If no agreement is reached on the share purchase price: In accordance with Article 165-5(3) of the FSCMA, if the applicable company or the shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price.

Note: In the event that the shareholders contesting the above expected share purchase price request determination of the share purchase price by a court, such request will not affect the Share Exchange procedures, and the purchase price determined by such request shall have effect only with respect to those shareholders who made such request.

B. Risk of Cancellation of Share Exchange Agreement Due to Failure to Receive Consents or Approvals Pursuant to Applicable Laws

Although the Share Exchange Agreement shall become effective upon consummation, (1) if SK Telecom fails to obtain approval of the meeting of its board of directors ((in lieu of a general shareholders’ meeting) or the approval of its general shareholders’ meeting in the case of more than 20% of SK Telecom’s shareholders of all shares issued and outstanding expressing dissent through a written notice and SK Telecom failing to provide SK Broadband with a written notice of termination of the Share Exchange within 30 days after the end of the Dissent Filing Period) on the date prescribed in Article 5 of the Share Exchange Agreement, (2) if SK Broadband fails to obtain the approval of its general shareholders’ meeting, or (3) if any Government consents or approvals that are necessary for the consummation of the Share Exchange are not obtained one day prior to the Share Exchange Date, the Share Exchange Agreement shall lose effectiveness immediately.

C. Possibility of Cancellation of the Share Exchange at the Meeting of the Board of Directors or the General Shareholders’ Meeting

The Share Exchange may be cancelled if SK Telecom, the company that becomes the complete parent company, fails to have more than half of the board of directors present at the meeting of its board of directors and obtain the approval of more than half of the participating members of the board of directors (or the approval of more than two-thirds of the voting rights exercised by shareholders participating in the general shareholders’ meeting or more than one-thirds of all shares issued and outstanding, as SK Telecom is required to hold a general meeting of shareholders if more than 20% of SK Telecom’s total shares issued and outstanding express dissent through a written notice and SK Telecom fails to provide SK Broadband with a written notice of termination of the Share Exchange within 30 days after the end of the Dissent Filing Period), or if SK Broadband, the company that becomes the wholly-owned subsidiary, fails to obtain the approval of more than two-thirds of participating shareholders’ voting rights and more than one-thirds of total shares issued and outstanding.

2. Share Exchange and Possibility of Delisting

A. Scheduled Date of the Share Exchange

The Share Exchange is scheduled for June 9, 2015. However, the date may change based on discussions with relevant institutions.

B. Possibility of Delisting

Back door listing is not applicable to the Share Exchange. Subsequent to the Share Exchange, SK Telecom will be the parent company of SK Broadband with 100% ownership and will remain a listed corporation on the KRX KOSPI Market of the Korea Exchange (the “KRX KOSPI Market”), and SK Broadband will become a wholly-owned subsidiary of SK Telecom and will be delisted from the KRX KOSDAQ Market of the Korea Exchange (the “KRX KOSDAQ Market”).

Note: The investment risk factors described above are a summary of the investment risk factors set forth in this Prospectus and do not reflect the only risks facing SK Telecom or SK Broadband. Additional risks not described herein may have a material adverse effect on SK Telecom or SK Broadband, their business, financial condition, results of operations or growth prospects. Investors should consider all of the information set forth in this Prospectus, including Section 1. Summary of the Share Exchange—VI. Investment Risk Factors.

II.	FORM

Form	Share exchange

III.	SCHEDULE OF MAJOR EVENTS

	Event	SK Telecom Co., Ltd.	SK Broadband Co., Ltd.

	Resolution of the boards of directors	March 20, 2015	March 20, 2015

	Record date for shareholder register and closure notice	March 20, 2015 -SK Telecom shall disclose record date for dissenting on small-scale swap pursuant to Article 360-10 of the KCC.	March 20, 2015

	Date of Share Exchange Agreement	March 23, 2015	March 23, 2015

	Record date	April 6, 2015	April 6, 2015

	Dispatch of notice of convening shareholders’ meeting	Not applicable	April 21, 2015

Period for filing notice of dissent	Start date	April 6, 2015	April 21, 2015
	End date	April 20, 2015	May 5, 2015

	Shareholders’ meeting or meeting of board of directors for approval of the Share Exchange	May 6, 2015 (resolution of board of directors)	May 6, 2015 (general meeting of shareholders)

Appraisal right exercise period	Start date	Not applicable	May 6, 2015
	End date	Not applicable	May 26, 2015

	Public announcement and delivery of notices regarding share effectiveness of the Share Exchange	Not applicable	May 7, 2015

	Payment of share purchase price (tentative)	Not applicable	May 27, 2015 – May 29, 2015

	Deadline for submission of old share certificates (tentative)	Not applicable	June 8, 2015

	Date of the Share Exchange (tentative)	June 9, 2015	June 9, 2015

	Date of registration of Share Exchange (tentative)	Not applicable	Not applicable

	Submission of delisting application (tentative)	Not applicable	June 9, 2015

	Application date of new listing of shares (tentative)	Not applicable	Not applicable

	Delivery of share certificates (tentative)	Not applicable	Not applicable

	Date of new listing of shares (tentative)	Not applicable	Not applicable

	Delisting date (tentative)	Not applicable	June 30, 2015

1.	SK Telecom shareholders are not granted appraisal rights as SK Telecom intends that the Share Exchange is to proceed in accordance with the procedures for a small-scale share swap, with respect to which the approval of the board of directors may substitute the approval of a general meeting of shareholders.
2.	Appraisal rights are granted to SK Broadband shareholders, as the approval of a general meeting of shareholders is required for a general exchange of shares.
3.	The aforementioned schedule of events stands true as of the date of the submission of the Securities Registration Statement, and is subject to change due to consents or approvals required under applicable laws or based on discussions with relevant institutions.
4.	Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC. In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner. Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

IV.	APPRAISAL AND ALLOTMENT OF NEW SHARES

(Unit: KRW, shares)
Share Exchange Ratio	SK Telecom common share: SK Broadband common share = 1: 0.0168936

External Appraisal Organization	Not applicable

Shares to be Exchanged	Type	Number	Par Value	Reference Share Price	Total Offering Amount
	Registered common shares	2,471,883	500	285,434	705,559,452,222

Payment of Consideration	Not applicable

1.	Pursuant to Article 176-6(3) of the Enforcement Decree of the FSCMA, this Share Exchange does not require appraisal by an external appraisal organization.
2.	Shareholders listed in the shareholder register of SK Broadband (other than SK Telecom) as of the Share Exchange Date will be allotted 0.0168936 common shares of SK Telecom in exchange for one common share of SK Broadband, which means that as of the date of the Share Exchange Agreement, the aggregate number of registered common shares that SK Telecom will allot to SK Broadband shareholders as a result of the Share Exchange will be 2,471,883 shares (the total number of registered common shares (146,320,733 shares) multiplied by the exchange ratio of 0.0168936). The number of common shares referenced above indicates the maximum aggregate number of shares to be allotted pursuant to the Share Exchange Agreement. If SK Telecom acquires additional shares of SK Broadband during the period between the date of the Share Exchange Agreement and the Share Exchange Date, the number of the additionally acquired shares multiplied by the exchange ratio will be deducted from the above referenced number of common shares of SK Telecom that are to be allotted.

V.	SUMMARY OF THE PARTIES

		(Unit: KRW, shares)
Company Name		SK Telecom Co., Ltd.	SK Broadband Co., Ltd.
Classification		Parent company	Wholly-owned subsidiary
Number of Issued Shares	Common Shares	80,745,711	295,959,087
	—	—	—

Total Assets		22,712,462	3,111,038

Share Capital		44,639	1,479,795

1.	Number of shares issued and the total amount of share capital are as of the date of the submission of the Securities Registration Statement. Total assets are based on the separate financial statements prepared in accordance with K-IFRS of SK Telecom and SK Broadband as of December 31, 2014.
2.	The difference between the total amount of share capital and the total face value of issued shares (number of issued shares x par value (KRW 500)) is due to the cancellation of the 8,533,235 shares.
3.	Total assets of SK Telecom according to its consolidated financial statements prepared in accordance with K-IFRS as of December 31, 2014 is KRW 27,941,233 million.

VI.	OTHER MATTERS

[Report of Material Event]	Report of Material Event (Comprehensive Share Exchange) – March 20, 2015

[Other]	Please refer to the Report of Material Event of SK Broadband that was publicly disclosed electronically on March 20, 2015.

SECTION 1. SUMMARY OF THE SHARE EXCHANGE

I.	BASIC MATTERS RELATING TO THE SHARE EXCHANGE

1.	Purpose of the Share Exchange

A.	Parties and Background

(1)	Parties

Parent company	Company Name	SK Telecom Co., Ltd.
	Location	65, Eulji-ro, Jung-gu Seoul 100-999, Korea
	Representative Director	Dong-Hyun Jang
	Entity Type	Listed Corporation on the KRX KOSPI Market of the Korea Exchange

Wholly-owned subsidiary after the Share Exchange	Company Name	SK Broadband Co., Ltd.
	Location	24, Toegye-ro, Jung-gu Seoul 100-711, Korea
	Representative Director	In-Chan Lee
	Entity Type	Listed Corporation on the KRX KOSDAQ Market of the Korea Exchange

(2)	Background to the Share Exchange

On March 28, 2008, SK Telecom became SK Broadband’s largest shareholder with a 43.59% equity stake (102,451,249 shares). Subsequently, SK Telecom acquired additional shares of SK Broadband through participation in rights offerings, among other methods, to increase its equity interest to 50.56% (149,638,354 shares) as of the date of this submission. After SK Telecom’s initial acquisition of SK Broadband’s shares, both companies offered various integrated mobile and fixed-line products such as cellular phone service, broadband Internet and fixed-line telephone service to create synergies and gain a competitive advantage in the market.

SK Telecom intends to acquire all of the shares of SK Broadband that it does not otherwise own through the Share Exchange following which SK Broadband will become its wholly-owned subsidiary in order to strengthen its competitiveness and enhance corporate and shareholder value by improving management efficiency and maximizing synergies.

(3)	Applicability of Back Door Listing

Not applicable

B.	Main Impact and Effect on SK Telecom’s Management, Finances and Business

(1)	Impact and Effect on the SK Telecom’s Management

Upon the completion of the Share Exchange, there will be no change in the share ownership interest of SK Telecom’s existing shareholders or the corporate governance structure and management of SK Telecom, and SK Telecom shall remain the surviving company. SK Telecom, which will become the parent company of SK Broadband with 100% ownership, will remain a listed corporation after the share exchange, and SK Broadband will become a wholly-owned subsidiary of SK Telecom and will be delisted from the KRX KOSDAQ Market.

Also, pursuant to the Share Exchange Agreement, SK Telecom’s directors and members of the Audit Committee appointed prior to the Share Exchange shall retain their original terms of appointment despite Article 360-13 of the KCC, and there will be no executive officers newly appointed due to the Share Exchange.

(2)	Impact and Effect on SK Telecom’s Finances and Business

Upon the completion of the Share Exchange, SK Broadband will become a wholly-owned subsidiary of SK Telecom. For a more detailed explanation of the impact and effect of the Share Exchange on SK Telecom’s finances and business, please refer to IX. Other Matters Relating to Protection of Investors–3. Changes in Capital After the Share Exchange, –5. Business Plan and –6. Statements of Financial Position After the Share Exchange.

(3)	Future Plans for Reorganization of Corporate Structure

As of the date of the submission of the Securities Registration Statement, no decisions have been made regarding a merger or other corporate reorganization of the parties after the completion of the Share Exchange.

2.	Summary of the Share Exchange Counterparty

A.	Overview of the Entity

(1)	Legal and Business Name of the Entity

SK Broadband Co., Ltd.

(2)	Date of Establishment: September 26, 1997

(3)	Principal Business

Information and communication services, broadcast and new media services

(4)	Executive Officers and Employees

(A)	Executive Officers

(As of December 31, 2014)									(Unit: shares)
Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred
In-Chan Lee	Male	10.1962	President	No	Yes	President	(Concurrent) Head, Marketing Division, SK Broadband	—	—	2.7.2013 ~	—

Seung-Yun Ahn	Male	10.1962	Representative Director	Yes	Yes	Representative Director	Head, Business Support Division, SK Telecom	—	—	3.22.2013 ~	—

Tae-Chul Chung	Male	5.1961	Standing Director	Yes	Yes	Head of Business Administration	Head, Company Relation Division, SK Telecom	—	—	12.18.2013 ~	—

WonYoung Yun	Male	8.1964	Non-executive Director	Yes	No	Non-executive Director	(Concurrent) Head, Marketing Division, SK Telecom	—	—	3.21.2014 ~	—

Young-Tae Song	Male	12.1948	Outside Director	Yes	No	Outside Director (Member of Audit Committee)	Representative Director, Ehwa Diamond Industrial Co., Ltd.	—	—	3.23.2012 ~	—

(As of December 31, 2014)									(Unit: shares)
Name	Gender	Date of Birth	Title	Registered Officer	Standing	Division	Education & Work Experience	Number of Shares Owned		Term of Office	Expiration of Term
								Common	Preferred

Son-ku Kim	Male	9.1958	Outside Director	Yes	No	Outside Director (Member of Audit Committee)	(Current) Seoul National University, Economics Dept., Professor	—	—	3.21.2014 ~	—

Yoon Oh	Male	11.1962	Outside Director	Yes	No	Outside Director (Member of Audit Committee)	(Current) Hanyang University, Law Dept., Professor	—	—	3.21.2014 ~	—

Myeong- Hyeon Cho	Male	6.1964	Outside Director	Yes	No	Outside Director	(Current) Korea University, Business Administration Dept., Professor	17,900	—	3.28.2008 ~	—

Jong-Ryeol Kang	Male	10.1964	Head of Department	No	Yes	Head of Network Department	Head, Network Strategy Division, SK Telecom	2,057	—	12.18.2013 ~	—

Jong-Won Kim	Male	9.1968	Head of Division	No	Yes	Head of Media Business Division	(Concurrent) Head, Media Business Division, SK Telecom	—	—	12.16.2014 ~	—

Chang-Suk Shin	Male	6.1958	Head of Department	No	Yes	Head of Corporate Business Department	Head, Solution Business 1, SK Telecom	—	—	2.7.2013 ~	—

Seung-Cheon Yang	Male	4.1966	Head of Division	No	Yes	Head of Marketing Division	Head, Business Division, SK Broadband	1, 504	—	1.1.2007 ~	—

Sang-Heon Lee	Male	5.1957	Head of Division	No	Yes	Head of Company Relations Division	Head, Public Relations, SK Broadband	—	—	1.1.2007 ~	—

John Choi	Male	1.1965	Head of Division	No	Yes	Head of Business Planning Division	Head, Strategic Planning Group, SK Broadband	3,000	—	3.31.2008 ~	—

1.	According to SK Broadband’s articles of incorporation, the terms of the directors expire on the third general meeting of shareholders convened after their appointment.
2.	According to SK Broadband’s articles of incorporation, the general meeting of shareholders shall be convened within three months from the close of each business year.
3.	At the 18th general meeting of shareholders held on March 20, 2015, representative director Seung-Yun Ahn resigned, outside director Young-Tae Song’s term expired and director In-Chan Lee and outside director (and audit committee member) Chan-Soon Nam were newly appointed. Director In-Chan Lee was nominated as the representative director at the 184th meeting of the board of directors held on the same date.

Representative Director Seung-Yun Ahn	Resigned

Outside Director (and Audit Committee Member) Young-Tae Song	Term Expired

(B)	Employees

(As of December 31, 2014)						(Unit: number of people, millions of KRW)
Business	Gender	Number of Employees				Average Years of Continuous Service	Total Amount of Annual Salary	Average Annual Salary per Person	Remarks
		Full- time	Contract	Others	Total
Fixed-line telecommunication services	Male	1,392	45	—	1,437	11.1	122,967	73	—

Fixed-line telecommunication services	Female	118	31	—	149	5.8	7,595	43	—

Total		1,510	76		1,586	10.5	130,562	70	—

1.	Prepared in accordance with Section 9-1-2 (Employee Status) of the Corporate Disclosure Guidelines (amended as of August 20, 2012).
2.	Average annual salary per person was calculated based on the number of actual recipients.

(5)	Major Shareholders

(As of December 31, 2014)						(Unit: shares, %)
Name	Relationship	Type of share	Number of shares owned and ownership ratio				Remarks
			Beginning of Period		End of Period
			Number of shares	Ownership ratio	Number of shares	Ownership ratio
SK Telecom Co., Ltd.	Largest shareholder	Common shares	149,638,354	50.56	149,638,354	50.56	—

Shin Won Chey	Specially related party	Common shares	647,168	0.22	347,829	0.12	—

Myung Hyun Cho	Specially related party	Common shares	17,900	0.01	17,900	0.01	—

		Common shares	150,303,422	50.79	150,004,083	50.68	—

Total		Preferred shares	—	—	—	—	—

B.	Summary Financial Data for the Past Three Years and External Audits of SK Broadband

(1)	Summary Financial Data for the Past Three Years

(A)	Summary Consolidated Financial Data

1)	Summary Consolidated Statements of Financial Position

	(Unit: KRW)
	As of December 31,
Classification	2014	2013	2012
Assets
Current Assets	464,811,250,853	542,147,096,384	684,803,537,440
Cash and cash equivalents	20,462,661,063	68,234,681,826	86,725,906,754
Short-term financial instruments	2,571,000,000	3,284,000,000	153,194,000,000
Trade and other receivables, net	403,149,126,996	422,195,795,032	388,270,470,904
Inventories, net	11,182,679,945	24,772,823,725	40,798,283,090
Income tax refund receivable	324,391,450	873,509,626	2,755,324,473
Other current assets	27,121,391,399	22,786,286,175	13,059,552,219
Non-current Assets	2,646,227,141,702	2,502,202,244,123	2,394,351,835,803
Long-term financial instruments	8,500,000	8,500,000	11,000,000
Long-term investment securities	6,013,780,928	12,661,402,953	26,475,241,367
Long-term trade and other receivables	75,636,185,226	72,897,962,276	72,133,485,949
Investments in associates	24,420,014,360	20,077,336,013	22,796,564,870
Property and equipment, net	2,317,256,916,463	2,191,449,496,003	2,056,529,546,913
Investment property	24,608,448,976	25,603,513,266	35,774,935,775
Intangible assets	178,440,497,410	171,690,540,992	171,590,913,145
Other non-current assets	17,536,193,878	7,813,492,620	9,040,147,784
Long-term derivative financial assets	2,306,604,461

Total Assets	3,111,038,392,555	3,044,349,340,507	3,079,155,373,243

Liabilities
Current Liabilities	882,933,501,965	943,976,063,640	907,000,183,778
Accounts payable – other	434,856,735,740	513,495,961,761	441,178,670,656
Current portion of debentures and long-term borrowings, net	429,879,517,617	399,578,246,824	430,134,902,049
Other current financial liabilities	3,206,096,843	18,829,664,060	19,904,440,786
Other current liabilities	14,991,151,765	12,072,190,995	15,782,170,287
Non-current Liabilities	1,106,493,335,240	972,745,049,873	1,061,607,626,010
Long-term payables – other	20,242,233,669	17,719,309,744	18,387,015,365
Long-term debentures and borrowings, excluding current portion	1,023,679,031,211	900,505,179,247	978,076,448,910
Other non-current financial liabilities		3,206,096,843	22,035,760,902
Long-term derivative financial liabilities		2,958,431,831
Defined benefit liabilities	49,978,878,031	34,084,165,636	29,324,703,954
Long-term provisions	3,532,428,123	3,597,642,693	3,252,948,322
Other non-current liabilities	9,060,764,206	10,674,223,879	10,530,748,557

Total Liabilities	1,989,426,837,205	1,916,721,113,513	1,968,607,809,788

	(Unit: KRW)
	As of December 31,
Classification	2014	2013	2012
Equity
Share capital	1,479,795,435,000	1,479,795,435,000	1,479,795,435,000
Capital surplus and other capital adjustments	314,189,109,116	314,189,109,116	315,549,046,116
Accumulated deficit	(663,477,913,049)	(665,227,885,291)	(683,866,221,309)
Reserves	(8,895,075,717)	(1,128,431,831)	(930,696,352)

Total Equity	1,121,611,555,350	1,127,628,226,994	1,110,547,563,455

Total Liabilities and Equity	3,111,038,392,555	3,044,349,340,507	3,079,155,373,243

2)	Summary Consolidated Statements of Income

			(Unit: KRW)
Classification	2014	2013	2012
Operating revenue	2,654,381,277,666	2,539,365,951,145	2,492,159,803,639
Operating expense	2,596,227,109,545	2,466,203,293,772	2,410,601,127,695
Labor cost	154,595,536,602	151,370,003,134	144,377,289,850
Depreciation and amortization	489,482,919,581	467,260,870,140	474,230,616,501
Telecommunication equipment lease expenses	205,427,391,102	190,568,476,321	173,734,964,431
Sales commissions paid	241,499,375,453	246,575,555,543	218,405,986,416
Interconnection charges	220,266,526,638	242,691,543,366	246,083,655,492
Commissions paid	780,220,363,998	686,826,417,532	710,122,530,659
Cost of products that have been resold	118,155,484,448	108,027,398,687	107,244,517,558
Advertising	119,415,116,746	112,686,181,302	95,402,635,506
Maintenance	118,355,211,246	113,719,498,942	103,420,792,907
Utilities	62,800,379,668	58,438,675,249	51,098,315,179
Bad debt	14,379,879,843	17,791,925,701	18,269,104,281
Loss on valuation of inventory			5,177,322,089
Other operating expenses	71,628,924,220	70,246,747,855	63,033,396,826
Operating income	58,154,168,121	73,162,657,373	81,558,675,944
Finance income	20,939,477,427	10,998,402,100	30,350,923,750
Finance costs	75,748,712,688	71,909,760,501	86,856,225,365
Other non-operating income	12,504,003,137	14,965,625,422	16,057,026,386
Other non-operating expenses	11,778,193,554	14,219,723,449	19,670,305,953
Gains (Losses) relating to investments in associates	236,751,150	(691,253,390)	1,171,406,988
Profit before income tax	4,307,493,593	12,305,947,555	22,611,501,750
Income tax expense			112,031,043
Profit for the year	4,307,493,593	12,305,947,555	22,499,470,707
Earnings per share:
Basic earnings per share	15	42	76

3)	Summary Consolidated Statements of Comprehensive Income

			(Unit: KRW)
Classification	2014	2013	2012
Profit for the year	4,307,493,593	12,305,947,555	22,499,470,707
Other comprehensive income (loss)	(10,324,165,237)	6,134,652,984	(5,102,686,695)
Items that will not be reclassified to profit or loss:
Remeasurement of defined benefit liabilities	(2,557,521,351)	6,332,388,463	(915,004,649)
Items that are or may be reclassified subsequently to profit or loss:
Net change in fair value of available-for-sale financial assets			(494,090,222)
Net change in unrealized fair value of available-for-sale financial assets		930,696,352	(36,205,050)
Net change in unrealized fair value of derivatives	(7,766,643,886)	(1,128,431,831)
Reclassification adjustments relating to derivatives settled in the year			(3,657,386,774)
Total comprehensive income (loss)	(6,016,671,644)	18,440,600,539	17,396,784,012

(2)	External Audits of the Financial Statements of SK Broadband

(A)	Auditor’s Opinion on Consolidated Financial Statements

Term	Auditor	Audit Opinion
2014	KPMG Samjong Accounting Corp.	Unqualified
2013	Deloitte Anjin LLC	Unqualified
2012	Deloitte Anjin LLC	Unqualified

3.	Form of the Share Exchange

A.	Comprehensive Exchange of Shares

SK Telecom intends to acquire all of the shares of SK Broadband that it does not otherwise own through the Share Exchange following which SK Broadband will become its wholly-owned subsidiary.

B.	Applicability of Small-Scale Share Swap or Simplified Share Swap

The Share Exchange with respect to SK Telecom falls under the definition of “small-scale share swap” as set forth in Article 360-10 of the KCC. The Share Exchange with respect to SK Broadband does not fall under the definition of “simplified share swap” as set forth in Article 360-9 of the KCC.

KOREAN COMMERCIAL CODE

Article 360-9 (Simplified Share Swaps)

(1) In cases where all the shareholders of a company becoming a complete subsidiary give their consent or where a company becoming a complete parent company owns 90 percent or more of the total number of issued and outstanding shares of the company becoming the complete subsidiary, the approval of the board of directors may substitute for the approval of a general meeting of shareholders of the company becoming the complete subsidiary.

Article 360-10 (Small-Scale Share Swaps)

(1) In cases where the total number of new shares issued for a share swap by a company becoming a complete parent company does not exceed 5 percent of the total number of issued and outstanding shares of that company, the approval of the board of directors may substitute for the approval of a general meeting of shareholders mentioned in Article 360-3 (1); provided, that this shall not apply where the amount to be paid to the shareholders of a company becoming a complete subsidiary, if so determined, exceeds 2 percent of the value of net assets of the company becoming a complete parent company on its final balance sheet as provided for in Article 360-4 (1) 3.

C.	Listing Plans of SK Telecom After the Share Exchange

SK Telecom will remain a listed corporation on the KRX KOSPI Market and SK Broadband, which will be a wholly-owned subsidiary of SK Telecom, will be delisted from the KRX KOSDAQ Market.

D.	Information Regarding SK Telecom and SK Broadband

Classification	Parent company	Wholly-owned subsidiary after the Share Exchange
Company Name	SK Telecom Co., Ltd.	SK Broadband Co., Ltd.

Location	65, Eulji-ro, Jung-gu Seoul 100-999, Korea	24, Toegye-ro, Jung-gu Seoul 100-711, Korea

Listing Status	Listed on KRX KOSPI Market of the Korea Exchange	Listed on KRX KOSDAQ Market of the Korea Exchange

Certain Subsidiaries	SK Broadband Co., Ltd. (Korea, 50.6%), SK Telink Co., Ltd. (Korea, 83.5%), PS&Marketing Co., Ltd. (Korea, 100%), Service Ace Co., Ltd. (Korea, 100%), Service Top Co., Ltd. (Korea, 100%), Network O&S Co., Ltd. (Korea, 100%), SK Planet Co., Ltd. (Korea, 100%), Neos Networks Co., Ltd. (Korea, 66.7%), iriver Ltd. (Korea, 39.3%), SK Telecom China Holdings Co., Ltd. (Korea, 100.0%), SK Global Healthcare Business Group, Ltd. (Hong Kong, 100.0%), SKT Vietnam PTE., Ltd. (Singapore, 73.3%), SKT Americas, Inc. (USA, 100.0%), YTK Investment Ltd. (Cayman, 100.0%), Atlas Investment (Cayman, 100.0%)	-

(1)	Subsequent to the Share Exchange, SK Broadband becomes a wholly-owned company of SK Telecom.

(2)	The list of subsidiaries and ownership percentage are based on the consolidated financial statements as of the date of the submission of the Securities Registration Statement.

E.	Noteworthy Matters Relating to the Method of the Share Exchange

Not applicable

4.	Progress and Schedule

A.	Progress

•	[SK Telecom]

March 20, 2015: Resolution of the boards of directors regarding entry into the Share Exchange Agreement

•	[SK Broadband]

March 20, 2015: Resolution of the boards of directors regarding entry into the Share Exchange Agreement

B.	Schedule of Major Events

The Share Exchange will proceed pursuant to Article 165-4 of the FSCMA, Article 176-6 of the Enforcement Decree of the FSCMA and Articles 360-2 and 360-14 of the KCC.

	Event	SK Telecom Co., Ltd.	SK Broadband Co., Ltd.

	Resolution of the boards of directors	March 20, 2015	March 20, 2015

	Record date for shareholder register and closure notice	March 20, 2015 -SK Telecom shall disclose record date for dissenting on small-scale swap pursuant to Article 360-10 of the KCC.	March 20, 2015

	Date of Share Exchange Agreement	March 23, 2015	March 23, 2015

	Record date	April 6, 2015	April 6, 2015

	Dispatch of notice of convening shareholders’ meeting	Not applicable	April 21, 2015

Period for filing notice of dissent	Start date	April 6, 2015	April 21, 2015
	End date	April 20, 2015	May 5, 2015

	Shareholders’ meeting or meeting of board of directors for approval of the Share Exchange	May 6, 2015 (resolution of board of directors)	May 6, 2015 (general meeting of shareholders)

Appraisal right exercise period	Start date	Not applicable	May 6, 2015
	End date	Not applicable	May 26, 2015

	Public announcement and delivery of notices regarding share effectiveness of the Share Exchange	Not applicable	May 7, 2015

	Payment of share purchase price (tentative)	Not applicable	May 27, 2015 – May 29, 2015

	Deadline for submission of old share certificates (tentative)	Not applicable	June 8, 2015

	Date of the Share Exchange (tentative)	June 9, 2015	June 9, 2015

	Date of registration of Share Exchange (tentative)	Not applicable	Not applicable

	Submission of delisting application (tentative)	Not applicable	June 9, 2015

	Application date of new listing of shares (tentative)	Not applicable	Not applicable

	Delivery of share certificates (tentative)	Not applicable	Not applicable

	Date of new listing of shares (tentative)	Not applicable	Not applicable

	Delisting date (tentative)	Not applicable	June 30, 2015

1.	SK Telecom shareholders are not granted appraisal rights as SK Telecom intends that the Share Exchange is to proceed in accordance with the procedures for a small-scale share swap, with respect to which the approval of the board of directors may substitute the approval of a general meeting of shareholders.
2.	Appraisal rights are granted to SK Broadband shareholders, as the approval of a general meeting of shareholders is required for a general exchange of shares.
3.	The aforementioned schedule of events stands true as of the date of the submission of the Securities Registration Statement, and is subject to change due to consents or approvals required under applicable laws or based on discussions with relevant institutions.
4.	Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC. In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner. Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

5.	Conditions to the Share Exchange

A.	Share Exchange Agreement – Where it Would no Longer Be Effective

In the event that the agenda for the approval of the Share Exchange Agreement is voted against by the boards of directors or at the general meeting of shareholders, the Share Exchange Agreement shall lose effectiveness retroactively.

B.	Share Exchange Agreement – Amendment or Termination

The Share Exchange Agreement may be amended or terminated in accordance with the following terms.

(1)	Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any matter related to the terms of the Share Exchange Agreement is in breach of applicable laws and/or accounting standards, SK Telecom and SK Broadband may amend the Share Exchange Agreement by written agreement to comply with such applicable laws and/or accounting standards.

(2)	Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any of the following occurs, SK Telecom and SK Broadband may by mutual written agreement terminate or amend the Share Exchange Agreement:

•	a natural disaster or other material change to the assets and operation of SK Telecom or SK Broadband;

•	failure to obtain approvals necessary for the Share Exchange from the government or related agencies or any breach of applicable law due to the Share Exchange which cannot be cured; or

•	other causes which make it impossible to maintain the Share Exchange Agreement, including the unfairness of the share exchange ratio.

(3)	Following the execution of the Share Exchange Agreement, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Broadband in writing within 30 days after the end of the Dissent Filing Period.

(4)	SK Telecom and SK Broadband may enter into separate agreements for matters requiring agreement in connection with the Share Exchange and such separate agreements shall be deemed part of the Share Exchange Agreement.

C.	In the event that the events set forth in A. or B. occur, such that the Share Exchange Agreement is no longer effective or terminated, then the appraisal rights that were exercised will no longer be effective, and SK Telecom and SK Broadband may reject the purchase of shares for which the appraisal rights were exercised.

D.	Resolution of Shareholders for the Share Exchange of the Parties

SK Telecom

As SK Telecom intends to proceed with the Share Exchange as a small-scale share swap in accordance with Article 360-10 of the KCC, the approval of the board of directors for the Share Exchange may substitute the approval of a general meeting of shareholders in accordance with Article 360-3(1) of the KCC. However, in the event that shareholders that collectively hold 20% or more of the total issued shares of SK Telecom dissent, this small-scale share swap procedure will be replaced by a general share exchange procedure. In this case, pursuant to Articles 360-3(1), 360-3(2) and 434 of the KCC, an extraordinary resolution of the general meeting of shareholders is required, and the approval of two-thirds of the voting rights of the participating shareholders and one-third of the issued shares is required.

SK Broadband

Pursuant to Articles 360-3(1), 360-3(2) and 434 of the KCC, an extraordinary resolution of the general meeting of shareholders is required, and the approval of two-thirds of the voting rights of the participating shareholders and one-third of the issued shares is required.

[Excerpts from the Share Exchange Agreement]

Article 4 Approval of Share Exchange

	SK Telecom shall conduct the Share Exchange by approval of the meeting of the board of directors to be held on May 6, 2015 in lieu of a general meeting of shareholders held in accordance with Article 360-3(1) of the KCC, pursuant to Article 360-10 of the KCC.

‚	SK Broadband shall conduct the Share Exchange by approval of the general meeting of shareholders to be held on May 6, 2015 pursuant to Article 360-3(1) of the KCC.

ƒ	Notwithstanding paragraphs 1 and 2 above, to the extent necessary for the process of the Share Exchange, the parties may change the above dates upon mutual consultation.

Article 8 Effectiveness

The Share Exchange Agreement shall become effective upon execution provided, however, that in the event this Agreement fails to be approved at the meeting of the board of directors of SK Telecom or the general meeting of shareholders of SK Broadband held pursuant to Article 4, the Share Exchange Agreement shall lose effectiveness retroactively. In the event the Share Exchange Agreement loses effectiveness pursuant to this Article, neither SK Telecom nor SK Broadband shall seek indemnification for such loss of effectiveness against the party who caused such loss.

Article 9 Amendment and Termination

	Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any matter related to the terms of the Share Exchange Agreement is in breach of applicable laws and/or accounting standards, SK Telecom and SK Broadband may amend the Share Exchange Agreement by written agreement to comply with such applicable laws and/or accounting standards.

‚	Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any of the following occurs, SK Telecom and SK Broadband may by mutual written agreement terminate or amend the Share Exchange Agreement:

1.	a natural disaster or other material change to the assets and operation of SK Telecom or SK Broadband;

2.	failure to obtain approvals necessary for the Share Exchange from the government or related agencies or any breach of applicable law due to the Share Exchange which cannot be cured; or

3.	other causes which make it impossible to maintain the Share Exchange Agreement, including the unfairness of the share exchange ratio.

ƒ	Following the execution of the Share Exchange Agreement, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Broadband in writing within 30 days after the end of the Dissent Filing Period.

„	SK Telecom and SK Broadband may enter into separate agreements for matters requiring agreement in connection with the Share Exchange and such separate agreements shall be deemed part of the Share Exchange Agreement.

6.	Relevant Laws and Special Provisions

There are no licenses, permissions, or approvals that must be obtained for the purpose of this Share Exchange. However, certain parts of the Securities Registration Statement may be revised during the public disclosure evaluation process and if any material content closely related to the investment decision-making process is revised, the schedule may also be revised.

Following the Share Exchange, SK Telecom must submit the Report on Securities Issuance to the Financial Services Commission (the “FSC”) (Article 2-19 of Enforcement Rules of the Regulation on Securities Issuance and Disclosure), and pursuant to the FSCMA, must submit the Report on Stocks, etc. Held in Bulk (Article 147) to the FSC and Korea Exchange, and the Report on Status of Specific Securities, etc. Owned by Executives, etc. (Article 173) to the Securities and Futures Commission and Korea Exchange separately.

II.	CALCULATION OF THE SHARE EXCHANGE RATIO

1.	Share Exchange Ratio

	(Unit: KRW)
Item	Parent (SK Telecom)	Wholly-owned subsidiary after the Share Exchange (SK Broadband)
Reference share price (KRW)	285,434	4,822
- Percentage of discount or premium	0%	0%
Average of the asset/profit values	—	—
- Asset value	—	—
- Profit value	—	—
Exchange consideration / share	285,434	4,822
Share exchange ratio	1	0.0168936
- Relative value	—	—

Note: The share exchange ratio for the Share Exchange has been determined to be 1:0.0168936. The shareholders of SK Broadband’s common stock set forth in SK Broadband’s shareholder register on the Share Exchange Date (currently scheduled for June 9, 2015) (other than SK Telecom) will be allotted 0.0168936 common shares of SK Telecom (par value KRW 500) in exchange for one common share of SK Broadband (par value KRW 5,000).

2.	Calculation of the Share Exchange Ratio

As both SK Telecom and SK Broadband are listed corporations, the share exchange ratio is calculated based on the reference share prices calculated in accordance with Articles 176-5(1) and 176-6(2) of the Enforcement Decree of the FSCMA.

A.	SK Telecom

Item	Amount (KRW)	Calculation Period
(i) Weighted average of the share prices for the most recent one-month period	281,857	February 23, 2015 – March 19, 2015
(ii) Weighted average of the share prices for the most recent one-week period	283,944	March 13, 2015 – March 19, 2015
(iii) Closing share price on the calculation date	290,500	March 19, 2015
Reference share price [((i) + (ii) + (iii)) / 3]	285,434	—

Note: The reference share price is the arithmetic mean of (i) the weighted average of the share prices for the most recent one-month period, (ii) the weighted average of the share prices for the most recent one-week period and (iii) the closing share price on the calculation date, which is the date prior to the board resolution regarding the Share Exchange [((i)+(ii)+(iii))/3].

The table below shows the share prices and trading volumes for the one-month period leading up to the calculation date of March 19, 2015.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
February 23, 2015	291,000	72,997	21,242,127,000
February 24, 2015	291,000	119,745	34,845,795,000
February 25, 2015	288,000	121,071	34,868,448,000
February 26, 2015	287,500	125,510	36,084,125,000
February 27, 2015	286,500	171,702	49,192,623,000
March 2, 2015	284,000	96,975	27,540,900,000
March 3, 2015	283,500	109,686	31,095,981,000
March 4, 2015	288,000	135,798	39,109,824,000
March 5, 2015	290,000	135,499	39,294,710,000
March 6, 2015	283,000	207,854	58,822,682,000
March 9, 2015	279,000	190,007	53,011,953,000
March 10, 2015	270,500	197,630	53,458,915,000
March 11, 2015	269,000	183,298	49,307,162,000
March 12, 2015	270,000	257,139	69,427,530,000
March 13, 2015	283,000	216,449	61,255,067,000
March 16, 2015	280,000	123,012	34,443,360,000
March 17, 2015	279,500	106,096	29,653,832,000
March 18, 2015	281,500	111,038	31,257,197,000
March 19, 2015	290,500	218,533	63,483,836,500
Item			Price (KRW)
Weighted average of the closing prices for the most recent one-month period			281,857
Weighted average of the closing prices for the most recent one-week period			283,944

B.	SK Broadband

Item	Amount (KRW)	Calculation Period
(i) Weighted average of the share prices for the most recent one-month period	4,650	February 23, 2015 – March 19, 2015
(ii) Weighted average of the share prices for the most recent one-week period	4,827	March 13, 2015 – March 19, 2015
(iii) Closing share price on the calculation date	4,990	March 19, 2015
Reference share price [((i) + (ii) + (iii)) / 3]	4,822	—

Note: The reference share price is the arithmetic mean of (i) the weighted average of the share prices for the most recent one-month period, (ii) the weighted average of the share prices for the most recent one-week period and (iii) the closing share price on the calculation date, which is the date prior to the board resolution regarding the Share Exchange [((i)+(ii)+(iii))/3].

The table below shows the share prices and trading volumes for the one-month period leading up to the calculation date of March 19, 2015.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
February 23, 2015	4,505	2,566,113	11,560,339,065
February 24, 2015	4,580	2,596,314	11,891,118,120
February 25, 2015	4,560	1,337,494	6,098,972,640
February 26, 2015	4,490	1,863,820	8,368,551,800
February 27, 2015	4,545	1,214,577	5,520,252,465
March 2, 2015	4,450	1,703,426	7,580,245,700
March 3, 2015	4,410	1,583,869	6,984,862,290
March 4, 2015	4,410	615,650	2,715,016,500
March 5, 2015	4,340	1,401,666	6,083,230,440
March 6, 2015	4,300	1,096,376	4,714,416,800
March 9, 2015	4,280	860,690	3,683,753,200
March 10, 2015	4,470	2,596,457	11,606,162,790
March 11, 2015	4,330	2,433,011	10,534,937,630
March 12, 2015	4,455	1,375,749	6,128,961,795
March 13, 2015	4,860	10,105,124	49,110,902,640
March 16, 2015	4,675	5,670,530	26,509,727,750
March 17, 2015	4,710	2,170,908	10,224,976,680
March 18, 2015	4,870	4,696,271	22,870,839,770
March 19, 2015	4,990	3,556,399	17,746,431,010
Item			Price (KRW)
Weighted average of the closing prices for the most recent one-month period			4,650
Weighted average of the closing prices for the most recent one-week period			4,827

C.	Matters Relating to External Appraisal

Pursuant to Article 176-6(3) of the Enforcement Decree of the FSCMA, an external appraisal with respect to the calculation of the reference share prices is not required as the Share Exchange is an exchange of shares between listed corporations and the share exchange ratio was calculated based on the reference share prices calculated in accordance with Article 165-4 of the FSCMA and Articles 176-6 and 176-5 of the Enforcement Decree of the FSCMA.

III.	PROCEDURES RELATING TO THE SHARE EXCHANGE

1.	Allotment of Shares

A.	Allotment of Shares

Shareholders listed in the shareholder register of SK Broadband (other than SK Telecom) as of the Share Exchange Date (currently scheduled for June 9, 2015) will be allotted 0.0168936 common shares of SK Telecom (par value KRW 500) in exchange for one common share of SK Broadband (par value KRW 5,000), and accordingly the shares of SK Broadband owned by shareholders of SK Broadband (other than SK Telecom) will be transferred to SK Telecom on the Share Exchange Date. The aggregate number of registered common shares that SK Telecom will allot to SK Broadband shareholders as a result of the Share Exchange will be 2,471,883 shares. In accordance with Article 360-6 of the KCC, treasury shares acquired by SK Telecom before the resolution on the Share Exchange will be distributed in lieu of an issuance of new shares. If SK Telecom acquires additional shares of SK Broadband during the period between the date of the Share Exchange Agreement and the Share Exchange Date, the number of treasury shares to be distributed will be decreased by the number of shares equal to the number of such additionally acquired shares multiplied by the share exchange ratio.

B.	Treatment of Fractional Shares

If there are fractional shares of SK Telecom to be allotted to shareholders of SK Broadband in connection with the Share Exchange, cash in lieu of such fractional shares will be paid to SK Broadband’s shareholders entitled to such fractional shares within one month from the Share Exchange Date and the amount as calculated based on the closing price of SK Telecom’s common shares as of the Share Exchange Date.

C.	Issues Relating to the Listing of New Shares

Since there will be no new shares of SK Telecom issued in connection with the Share Exchange, there will be no listing of new shares.

2.	Additional Capital and Capital Reserves

The Share Exchange will have no impact on the additional capital and capital reserves of SK Telecom and SK Broadband.

3.	Payment of Grants

There will be no compensation for the shareholders of SK Broadband relating to the Share Exchange, other than the shares to be allotted in accordance with the share exchange ratio and the cash to be paid in lieu of fractional shares.

4.	Compensation for Specific Shareholders

There will be no direct and/or indirect compensation (e.g., special grants) for specific shareholders relating to the Share Exchange.

5.	Costs Relating to the Share Exchange

The costs relating to legal, accounting, and tax-related consultation, taxes, and all other related costs have not been confirmed as of the date of submission of the Securities Registration Statement. The estimated costs as of the date of submission of the Securities Registration Statement are provided below. Each of SK Telecom and SK Broadband will be responsible for its own expenses.

		(Unit: millions of KRW)
Classification	Amount	Basis of Calculation
Advisory fees	100	Legal and accounting advisory fees, etc. (comprehensively calculated by including all current and future Share Exchange procedures)

Other costs	30	Announcement fees, prospectus production and delivery fees, registration fee and all taxes, delivery fees for the dispatch of the notice of the allotment to the shareholders, etc.

Total	130

6.	Current Ownership Status and Disposal Plan of Treasury Shares

As of the date of submission of the Securities Registration Statement, SK Telecom owns 9,809,375 common shares (12.15%) as treasury shares. According to the share exchange ratio, a total of 2,471,883 registered common shares will be allotted to shareholders of SK Broadband (excluding SK Telecom) by SK Telecom, and pursuant to Article 360-6 of the KCC, treasury shares acquired by SK Telecom before the resolution on the Share Exchange will be distributed in lieu of an issuance of new shares.

Shareholders listed in the shareholder register of SK Broadband (other than SK Telecom) as of the Share Exchange Date (currently scheduled for June 9, 2015) will be allotted 0.0168936 common shares of SK Telecom (par value KRW 500) in exchange for one common share of SK Broadband (par value KRW 5,000), and accordingly the shares of SK Broadband owned by shareholders of SK Broadband (other than SK Telecom) will be transferred to SK Telecom on the Share Exchange Date. SK Telecom shares will not be allotted for the SK Broadband shares held by SK Telecom as of the Share Exchange date.

As of the date of submission of the Securities Registration Statement, SK Broadband does not own any treasury shares. However, as SK Broadband may own its own shares as a result of exercised appraisal rights, such shares will be disposed before the Share Exchange Date.

Should SK Broadband fail to dispose of its treasury shares acquired as a result of exercised appraisal rights before the Share Exchange Date, such shares will be transferred to SK Telecom in accordance with the Share Exchange Agreement, and in return, SK Telecom’s treasury shares will be allotted to SK Broadband. As such event may expose SK Broadband to a possible violation of Articles 8-2(4), and 8-2(9) of the Fair Trade Act, the shares will be immediately disposed of.

Such disposal of shares may affect the price of shares of SK Telecom.

[Excerpts from the Monopoly Regulation and Fair Trade Act]

Article 8-2 (Restrictions, etc. on Act by Holding Companies, etc.)

„	Every second-tier subsidiary (i.e., subsidiary of a subsidiary) of a general holding company shall be prohibited from holding stocks of any domestic affiliate: Provided, that the same shall not apply to cases where the domestic affiliate holds such stocks due to a ground falling under any of the following subparagraphs:

1.	Where less than two years have passed, since the domestic affiliate holds stocks at the time when it becomes a second-tier subsidiary (i.e., subsidiary of a subsidiary);

2.	The domestic company that is not an affiliate holding stocks falls under an affiliate and is within one year from the date on which the domestic company falls under the affiliate;

3.	Where less than a year has passed, since a second-tier subsidiary (i.e., subsidiary of a subsidiary) that holds its own stocks came to hold stocks of another domestic affiliate company due to division of company;

4.	Where a second-tier subsidiary (i.e., subsidiary of a subsidiary) holds the total outstanding stocks of a domestic affiliate company (excluding a company operating financial business or insurance business).

Article 9 (Prohibition, etc. of Mutual Contribution)

	Any company belonging to an enterprise group whose total assets, etc. fall under the criteria prescribed by Presidential Decree, and thereby designated under Article 14 (1) (hereinafter referred to as “enterprise group subject to the limitations on mutual investment”) shall not acquire or own stocks of an affiliated company which acquires or owns its stocks: Provided, that this shall not apply where it falls under any of the following subparagraphs:

1.	A merger of companies, or the acquisition by transfer of a whole business;

2.	Exercise of security right, or the receipt of payment in substitutes.

‚	Any company which makes an investment under the proviso to paragraph (1) shall dispose of stocks within six months from the day on which it acquires or holds them: Provided, That this shall not apply where an affiliated company acquiring or holding its own stocks disposes of them.

ƒ	Any company which belongs to an enterprise group subject to the limitations on mutual investment and which is also an investment company for the establishment of small and medium enterprises under the Support for Small and Medium Enterprise Establishment Act, shall not acquire or hold stocks of a domestic affiliated company.

7.	Transfer of Employment Agreements

Not applicable

8.	Losses of Holders of Class Shares

Not applicable

9.	Procedures for Creditor Protection

Not applicable

10.	Other Conditions to the Share Exchange

A.	The directors and members of the Audit Committee of SK Telecom appointed before the Share Exchange shall retain their original terms of appointment despite Article 360-13 of the KCC, and there will be no executive officers newly appointed due to the Share Exchange.

B.	The representative director will be responsible for details relating to the Share Exchange, including any changes to the schedule of the Share Exchange.

IV.	OPERATIONS AND ASSETS

Not applicable

V.	MATTERS RELATING TO MAJOR RIGHTS OF THE NEW SHARES

1.	Major Rights of the New Shares Issued for the Share Exchange

A.	New Shares Issued for the Share Exchange and Share Exchange Ratio

In accordance with Article 360-6 of the KCC, treasury shares of SK Telecom will be distributed in lieu of an issuance of new shares. As such, there will be no issuance of new shares. Shareholders listed in the shareholder register of SK Broadband, the company that will become the wholly-owned subsidiary, as of June 9, 2015, will be allotted common shares of SK Telecom, the company that will become the parent company (par value KRW 500), according to the share exchange ratio.

The shareholders of SK Broadband’s common stock will be allotted 0.0168936 common shares of SK Telecom, in exchange for one common share of SK Broadband. However, for a number of fractional shares that does not exceed 10,000, cash in lieu of such fractional shares will be paid to SK Broadband’s shareholders entitled to such fractional shares within one month from the Share Exchange Date, and the amount as calculated based on the closing price (traded on the Korea Exchange) of SK Telecom’s common shares as of the Share Exchange Date. Aside from the cash to be paid in lieu of fractional shares, there will be no financial payments made to shareholders of SK Broadband by SK Telecom.

Also, SK Telecom’s treasury shares will not be distributed in exchange for SK Broadband shares currently held by SK Telecom as of the Share Exchange Date.

Treasury shares acquired as a result of the exercise of appraisal rights are expected to be transferred to SK Telecom in accordance with the share transfer agreement between SK Telecom and SK Broadband, and treasury shares acquired after the Share Exchange Date are expected to be transferred to SK Telecom in accordance with the Share Exchange, which will be exchanged for common shares of SK Telecom. As a result of such transactions, SK Broadband may be exposed to a possible violation of Article 342-2 of the KCC and Articles 8-2(5) and 9 of the Fair Trade Act, and thus SK Broadband plans to dispose of such shares promptly.

Should SK Broadband fail to dispose of its treasury shares acquired as a result of exercised appraisal rights before the Share Exchange Date, such shares will be transferred to SK Telecom in accordance with the Share Exchange Agreement, and in return, SK Telecom’s treasury shares will be allotted to SK Broadband. As such event may expose SK Broadband to a possible violation of Articles 8-2(4), and 8-2(9) of the Fair Trade Act, the shares will be immediately disposed of.

Such disposal of shares may affect the price of shares of SK Telecom.

[Excerpts from the Monopoly Regulation and Fair Trade Act]

Article 8-2 (Restrictions, etc. on Act by Holding Companies, etc.)

„	Every second-tier subsidiary (i.e., subsidiary of a subsidiary) of a general holding company shall be prohibited from holding stocks of any domestic affiliate: Provided, that the same shall not apply to cases where the domestic affiliate holds such stocks due to a ground falling under any of the following subparagraphs:

1. Where less than two years have passed, since the domestic affiliate holds stocks at the time when it becomes a second-tier subsidiary (i.e., subsidiary of a subsidiary);

2. The domestic company that is not an affiliate holding stocks falls under an affiliate and is within one year from the date on which the domestic company falls under the affiliate;

3. Where less than a year has passed, since a second-tier subsidiary (i.e., subsidiary of a subsidiary) that holds its own stocks came to hold stocks of another domestic affiliate company due to division of company;

4. Where a second-tier subsidiary (i.e., subsidiary of a subsidiary) holds the total outstanding stocks of a domestic affiliate company (excluding a company operating financial business or insurance business).

Article 9 (Prohibition, etc. of Mutual Contribution)

	Any company belonging to an enterprise group whose total assets, etc. fall under the criteria prescribed by Presidential Decree, and thereby designated under Article 14 (1) (hereinafter referred to as “enterprise group subject to the limitations on mutual investment”) shall not acquire or own stocks of an affiliated company which acquires or owns its stocks: Provided, That this shall not apply where it falls under any of the following subparagraphs:

1.	A merger of companies, or the acquisition by transfer of a whole business;

2.	Exercise of security right, or the receipt of payment in substitutes.

‚	Any company which makes an investment under the proviso to paragraph (1) shall dispose of stocks within six months from the day on which it acquires or holds them: Provided, That this shall not apply where an affiliated company acquiring or holding its own stocks disposes of them.

ƒ	Any company which belongs to an enterprise group subject to the limitations on mutual investment and which is also an investment company for the establishment of small and medium enterprises under the Support for Small and Medium Enterprise Establishment Act, shall not acquire or hold stocks of a domestic affiliated company.

B.	Rights of the New Shares

Not applicable

VI.	RISK FACTORS

1.	Risk Factors That May Impede the Consummation of the Share Exchange

A.	Risks Relating to the Terms of the Share Exchange

1.	Upon the occurrence of certain events, the comprehensive Share Exchange Agreement shall lose effectiveness retroactively without additional measures to be taken by the parties, and the Share Exchange will be cancelled accordingly.

2.	The Share Exchange Agreement may be amended or terminated in accordance with the following terms.

1) Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any matter related to the terms of the Share Exchange Agreement is in breach of applicable laws and/or accounting standards, SK Telecom and SK Broadband may amend the Share Exchange Agreement by written agreement to comply with such applicable laws and/or accounting standards.

2) Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any of the following occurs, SK Telecom and SK Broadband may by mutual written agreement terminate or amend the Share Exchange Agreement:

•	a natural disaster or other material change to the assets and operation of SK Telecom or SK Broadband;

•	failure to obtain approvals necessary for the Share Exchange from the government or related agencies or any breach of applicable law due to the Share Exchange which cannot be cured; or

•	other causes which make it impossible to maintain the Share Exchange Agreement, including the unfairness of the share exchange ratio.

3.	Following the execution of the Share Exchange Agreement, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Broadband in writing within 30 days after the end of the Dissent Filing Period.

4.	In the event that the events set forth in 1. to 3. above occur, such that the Share Exchange Agreement is no longer effective or terminated, then the appraisal rights that were exercised will no longer be effective, and SK Telecom and SK Broadband may reject the purchase of shares for which the appraisal rights were exercised.

5.	Costs related to the Share Exchange may increase in the event the shares applicable for exercise of appraisal rights amount to substantial volume and this may have an adverse impact on SK Telecom’s financial position by decreasing its capital.

1) As SK Telecom intends to proceed with the Share Exchange as a small-scale share swap in accordance with Article 360-10 of the KCC, shareholders of SK Telecom are not granted any appraisal rights. However, pursuant to Article 360-10(5) of the KCC, in the event that shareholders that collectively hold 20% or more of the total issued shares of SK Telecom dissent, this small-scale share swap procedure must be replaced by a general share exchange procedure. In such case, appraisal rights will be granted to shareholders of SK Telecom dissenting from the Share Exchange in accordance with Article 360-5 of the KCC.

The acquisition of shares for which appraisal rights are exercised may entail substantial financial expenditure, which will increase the Share Exchange costs as well as decrease SK Telecom’s capital, thereby possibly having an adverse impact on SK Telecom’s financial position. Dissenting shareholders of SK Broadband can exercise appraisal rights as prescribed in the relevant law. Substantial financial expenditure from acquiring the shares of dissenting shareholders may have an adverse impact on SK Broadband’s liquidity until the disposal of such shares.

2) When appraisal rights are exercised, in accordance with the calculation method prescribed in Article 165-5(3) of the FSCMA and Article 176-6(3) of its Enforcement Decree, the share purchase price of SK Telecom is calculated as KRW 283,121, and SK Broadband, as KRW 4,645. These are proposed prices by the companies for consultation, and failure to reach an agreement on the share purchase price can be resolved as follows.

If no agreement is reached on the share purchase price	In accordance with Article 165-5(3) of the FSCMA, if the applicable company or the shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price.

Note: In the event that the shareholders contesting the above expected share purchase price request determination of the share purchase price by a court, such request will not affect the Share Exchange procedures, and the purchase price determined by such request shall have effect only with respect to those shareholders who made such request.

[Excerpts from the Share Exchange Agreement]

Article 4 Approval of Share Exchange

	SK Telecom shall conduct the Share Exchange by approval of the meeting of the board of directors to be held on May 6, 2015 in lieu of a general meeting of shareholders held in accordance with Article 360-3(1) of the KCC, pursuant to Article 360-10 of the KCC.

‚	SK Broadband shall conduct the Share Exchange by approval of the general meeting of shareholders to be held on May 6, 2015 pursuant to Article 360-3(1) of the KCC.

ƒ	Notwithstanding paragraphs 1 and 2 above, to the extent necessary for the process of the Share Exchange, the parties may change the above dates upon mutual consultation.

Article 8 Effectiveness

The Share Exchange Agreement shall become effective upon execution provided, however, that in the event this Agreement fails to be approved at the meeting of the board of directors of SK Telecom or the general meeting of shareholders of SK Broadband held pursuant to Article 4, the Share Exchange Agreement shall lose effectiveness retroactively. In the event the Share Exchange Agreement loses effectiveness pursuant to this Article, neither SK Telecom nor SK Broadband shall seek indemnification for such loss of effectiveness against the party who caused such loss.

Article 9 Amendment and Termination

	Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any matter related to the terms of the Share Exchange Agreement is in breach of applicable laws and/or accounting standards, SK Telecom and SK Broadband may amend the Share Exchange Agreement by written agreement to comply with such applicable laws and/or accounting standards.

‚	Following the execution of the Share Exchange Agreement and prior to the Share Exchange Date, in the event any of the following occurs, SK Telecom and SK Broadband may by mutual written agreement terminate or amend the Share Exchange Agreement:

1.	a natural disaster or other material change to the assets and operation of SK Telecom or SK Broadband;

2.	failure to obtain approvals necessary for the Share Exchange from the government or related agencies or any breach of applicable law due to the Share Exchange which cannot be cured; or

3.	other causes which make it impossible to maintain the Share Exchange Agreement, including the unfairness of the share exchange ratio.

ƒ	Following the execution of the Share Exchange Agreement, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Broadband in writing within 30 days after the end of the Dissent Filing Period.

„	SK Telecom and SK Broadband may enter into separate agreements for matters requiring agreement in connection with the Share Exchange and such separate agreements shall be deemed part of the Share Exchange Agreement.

B.	Risk of Cancellation of Share Exchange Agreement Due to Failure to Receive Consents or Approvals Pursuant to Applicable Laws

Although the Share Exchange Agreement shall become effective upon consummation, (1) if SK Telecom fails to obtain approval of the meeting of its board of directors ((in lieu of a general shareholders’ meeting) or the approval of its general shareholders’ meeting in the case of more than 20% of SK Telecom’s shareholders of all shares issued and outstanding expressing dissent through a written notice and SK Telecom failing to provide SK Broadband with a written notice of termination of the Share Exchange within 30 days after the end of the Dissent Filing Period) on the date prescribed in Article 5 of the Share Exchange Agreement, (2) if SK Broadband fails to obtain the approval of its general shareholders’ meeting, or (3) if any Government consents or approvals that are necessary for the consummation of the Share Exchange are not obtained one day prior to the Share Exchange Date, the Share Exchange Agreement shall lose effectiveness immediately.

C.	Possibility of Cancellation of the Share Exchange at the Meeting of the Board of Directors or the General Shareholders’ Meeting

The Share Exchange may be cancelled if SK Telecom, the company that becomes the complete parent company, fails to have more than half of the board of directors present at the meeting of its board of directors and obtain the approval of more than half of the participating members of the board of directors (or the approval of more than two-thirds of the voting rights exercised by shareholders participating in the general shareholders’ meeting or more than one-thirds of all shares issued and outstanding, as SK Telecom is required to hold a general meeting of shareholders if more than 20% of SK Telecom’s total shares issued and outstanding express dissent through a written notice and SK Telecom fails to provide SK Broadband with a written notice of termination of the Share Exchange within 30 days after the end of the Dissent Filing Period), or if SK Broadband, the company that becomes the wholly-owned subsidiary, fails to obtain the approval of more than two-thirds of participating shareholders’ voting rights and more than one-thirds of total shares issued and outstanding.

2.	Share Exchange and Possibility of Delisting

A.	Scheduled Date of the Share Exchange

The Share Exchange is scheduled for June 9, 2015. However, the date may change based on discussions with relative institutions.

B.	Possibility of Delisting

Back door listing is not applicable to the Share Exchange. Subsequent to the Share Exchange, SK Telecom will be the parent company of SK Broadband with 100% ownership and will remain a listed corporation on the KRX KOSPI Market, and SK Broadband will become a wholly-owned subsidiary of SK Telecom and will be delisted from the KRX KOSDAQ Market.

3.	Risk Factors to Consider for an Investment in the Event the Share Exchange is Consummated

A.	Business Risks

1.	SK Telecom

This section on business risks is based on the consolidated financial statements prepared in accordance with K-IFRS. The areas of business in which SK Telecom and its consolidated subsidiaries operate are divided into wireless telecommunications services (cellular voice, wireless data, and wireless Internet services), fixed-line telecommunications services (fixed-line telephone, broadband Internet, data and network lease services, etc.) and other businesses (Internet portal service, etc.).

(1) The domestic telecommunications market is an oligopoly dominated by affiliates of SK Telecom, KT Corporation (“KT”), and LG Uplus Corp. (“LG U+”), and shows signs of a typical mature market with a saturated penetration rate and intense price competition. As a result, competition in the market may intensify among telecommunications service providers and thereby adversely affect SK Telecom’s profitability. In addition, criticism over excessive marketing costs paired with the Government’s policy directions geared towards lowering telecommunications service fees is pressuring telecommunications service providers to lower their service fees. Investors should note that if consumer purchasing power continues to decrease due to a prolonged economic recession or SK Telecom’s does not adequately respond to market changes, SK Telecom’s business environment could be adversely affected.

The Korean telecommunications service market grew based on the expansion of the subscriber base led by the introduction of new services. Currently, the market has reached the saturation point with respect to its penetration rate and the usage rate of subscribers. As a result, the market has been showing typical characteristics of a mature market, including slow growth in all areas of the service sectors and intensified price competition. With the convergence of fixed-line and wireless businesses, the following changes began to take place in terms of market participants and competitiveness. Through mergers and acquisitions and systematization between fixed-line and wireless telecommunications businesses, a three-way competition structure was formed (i.e., SK Telecom affiliates, KT, and LG U+), and the ability to provide integrated fixed-line/wireless services as well as the quality of such services have become the determining factors of competitiveness.

Meanwhile, the level of competition among telecommunications service providers heightened as the market matured, which led to greater marketing costs, and ultimately, lower operating income of telecommunications service providers. Criticism over excessive marketing costs paired with the Government’s policy directions is pressuring telecommunications service providers to lower their service fees.

In response, each telecommunications service provider is enhancing its competitiveness through stronger bundled wireless and fixed-line products, and concentrating its efforts in developing a multilateral growth strategy. SK Telecom is also focusing its efforts on maintaining and strengthening its current market status, but investors should note that decreased purchasing power of consumers due to a prolonged economic recession or SK Telecom’s failure to adequately respond to market changes may have an adverse influence on its profitability.

(2) The wireless telecommunications market has been experiencing stagnant growth as the market’s penetration rate has reached its saturation point. Although profitability has increased as demand for smartphones dramatically increased since 2009 and as LTE services were introduced in 2011, the incurrence of excessive marketing expenses to attract additional LTE subscribers may adversely impact the margins of wireless telecommunications service providers.

The number of wireless subscribers have continued to increase since it first exceeded 10 million in June 1998, and as of December 31, 2014, there were 57,207,957 subscribers, and the domestic penetration rate was exceeding 100%. As the proportion of domestic wireless subscribers to the total population has reached its saturation point, subscriber growth has been slowing. As a result, growth through acquiring new subscribers may be limited in the future.

[Number of Wireless Subscribers and Subscriber Growth Rate]

	(Unit: table (subscribers), graph (ten thousands of subscribers))
	As of or for the year ended December 31,
Classification	2014	2013	2012	2011	2010	2009	2008
Number of Subscribers	57,207,957	54,680,840	53,624,427	52,506,793	50,767,241	47,944,222	45,606,984
Subscriber Growth Rate	4.62%	1.97%	2.13%	3.43%	5.89%	5.12%	4.85%

Source: Ministry of Science, ICT and Future Planning (“MSIP”)

1.	Includes MVNO subscribers beginning 2011.

Number of Wireless Subscribers and Subscriber Growth Rate

The domestic demand for smartphones increased since 2009, and with the introduction of LTE services by SK Telecom and LG U+ in July 2011, profitability improved as a result of the higher rates of LTE services compared to those of the third generation (“3G”) services. The number of LTE subscribers increased dramatically, constituting 62.9% of total wireless subscribers as of December 31, 2014. The wireless Internet services market is gradually growing as well, due to the emergence of multiple devices such as tablet PCs.

[Number of Smartphone Subscribers and Subscriber Growth Rate]

	As of or for the year ended December 31,
Classification	2014	2013	2012	2011
Number of Subscribers	40,560,311	37,516,572	32,727,249	22,578,408
Subscriber Growth Rate	8.11%	14.63%	44.95%	—

Source: MSIP [Percentage of LTE Subscribers out of Total Wireless Subscribers]
	As of December 31,
Classification	2014	2013	2012	2011
SK Telecom	58.5%	49.3%	27.9%	2.4%
KT	62.4%	47.9%	23.6%	0.0%
LG U+	75.1%	65.2%	43.1%	5.9%
Total	62.9%	52.0%	29.5%	2.3%

Source: MSIP

However, given KT’s late entry into the LTE market due to a delay in the termination of its second generation (“2G”) services, KT implemented aggressive marketing strategies, which together with the ensuing responses of its competitors, triggered intense competition among telecommunications service providers to attract new subscribers. Investors should note that substantial incurrence of marketing expenses to attract new subscribers may have an adverse impact on the profitability of telecommunications service providers.

(3) The market for fixed-line telecommunications services is shrinking, as wireless telecommunications services are replacing fixed-line telecommunications services and VoIP services are replacing local telephone services. The market for broadband Internet has nearly reached its saturation point as well, and hence its growth is stagnant. Although SK Telecom is trying to strengthen the profitability of its fixed-line telecommunications business through IP TV service which has become a new growth generator, it is expected that growth led by a growing subscriber base will be limited due to the increased penetration rate.

The fixed-line telecommunications market can be divided into one based on voice telecommunications services such as public switched telephone network (“PSTN”), long-distance calls, and international calls and one based on data telecommunications services such as leased line and broadband Internet. The rapid proliferation of wireless telecommunications services beginning in the late 1990’s has resulted in an increase in demand for mobile telephones in place of fixed-line telecommunications services. The number of subscribers to local telephone services diminished as a result of a gain in popularity of voice over Internet protocol (“VoIP”) services, especially due to aggressive marketing by telecommunications service providers starting in 2008, and the introduction of various bundled service products. Growth of the fixed-line telecommunications market is further slowing with the introduction of mobile number portability (“MNP”) between fixed-line and VoIP phones, active use of VoIP phones due to enhanced call quality, and continued substitution of demand due to call discounts and bundled services of wireless telecommunication services.

[Number of PSTN Subscribers and Subscriber Growth Rate]

	(Unit: table (subscribers), graph (ten thousands of subscribers))
	As of or for the year ended December 31,
Classification	2014	2013	2012	2011	2010	2009	2008
Number of Subscribers	16,939,308	17,620,453	18,261,220	18,632,501	19,273,484	20,089,979	22,131,737
Subscriber Growth Rate	-3.87%	-3.51%	-1.99%	-3.33%	-4.06%	-9.23%	-4.32%

Source: MSIP

Number of PSTN Subscribers and Subscriber Growth Rate

Although the total number of subscribers of fixed-line telecommunications services has slightly increased as a result of the growing number of VoIP subscribers, the rate of increase has recently decreased. The growth of VoIP services was initially slow due to the unpopular prefix (070), the passiveness of the initial service providers, and the delayed introduction of MNP, but the service soon gained popularity as such constraining factors were overcome. As of December 31, 2014, there were 12.45 million VoIP subscribers.

[Number of VoIP Subscribers and Subscriber Growth Rate]

	(Unit: table (subscribers), graph (ten thousands of subscribers))
	As of or for the year ended December 31,
Classification	2014	2013	2012	2011	2010	2009	2008
Number of Subscribers	12,453,932	12,618,851	11,736,677	10,725,206	9,142,000	6,660,000	2,476,000
Rate of Increase	-1.31%	7.52%	9.43%	17.32%	37.27%	168.98%	303.26%

Source: MSIP

Number of VoIP Subscribers and Subscriber Growth Rate

Since its launch in 1998 by SK Telecom, broadband Internet has grown dramatically in a short period of time, and has continued to do so as a result of the rapid increase in data demand unlike fixed-line telecommunications services. The number of subscribers continues to increase today, as broadband Internet serves as a foundation for revenue growth through bundled wireless and fixed-line products and introduction of new services such as IP TV and VoIP. As of December 31, 2014, there were 19.2 million broadband Internet subscribers in Korea, recording a penetration rate of 109.3% compared to the total number of households (17.57 million households as of the 2010 Population and Housing Census). As a result, it is expected that the growth of the broadband Internet market will be slower than before. Under these circumstances, it is expected that the growth of the fixed-line telecommunications industry will decline or be stagnant for the time being.

[Number of Broadband Internet Subscribers and Subscriber Growth Rate]

	(Unit: table (subscribers), graph (ten thousands of subscribers))
	As of or for the year ended December 31,
Classification	2014	2013	2012	2011	2010	2009	2008
Number of Subscribers	19,198,934	18,737,514	18,252,661	17,859,522	17,224,102	16,364,356	15,333,997
Subscriber Growth Rate	2.46%	2.66%	2.20%	3.69%	5.25%	6.72%	5.08%

Source: MSIP

Number of Broadband Internet Subscribers and Subscriber Growth Rate

The number of pay TV subscribers continually increased until December 2013 and reached 29.42 million as of September 2014, but the growth rate has recently decreased. The subscriber growth rate peaked in 2012 at 9.46%, and fell to 9.5% in 2013 and 6.4% in September 2014. As such, it is unlikely that the total number of pay TV subscribers will grow dramatically going forward. As of December 31, 2008, only 1.59 million subscribers/lines had subscribed to IP TV, which was hailed as the new growth generator of fixed-line telecommunications services, due to lack of content and overall competitiveness. However, beginning in 2009, the IP TV market grew rapidly with 10.31 million subscribers/lines as of September 31, 2014 due to more competitive contents with real-time terrestrial rebroadcasting and a broader range of programs produced by program providers and the acquisition of new subscribers through bundled service offerings with other fixed-line telecommunications services. Although IP TV has shown a relatively faster growth rate compared to the other businesses in the fixed-line telecommunications industry, such growth rate began to slow after 2010. As a result, intensified competition is expected among IP TV, cable TV, and satellite broadcasting, and investors should note that such changes may have an adverse effect on the profitability of the IP TV division of SK Telecom’s subsidiary, SK Broadband.

[Pay TV Subscribers]

	(Unit: ten thousands of subscribers/lines)
	As of or for the nine months ended September 30,	As of or for the year ended December 31,
Classification	2014	2013	2012	2011	2010	2009
Cable TV	1,485	1,485	1,491	1,493	1,508	1,529
IP TV	1,031	861	654	494	366	237
Satellite Broadcasting	426	418	379	316	249	237
Total	2,942	2,764	2,524	2,303	2,123	2,003
Rate of Subscriber Growth	6.4%	9.5%	9.6%	8.5%	6.0%	11.6%
Rate of IP TV Subscriber Growth	19.7%	31.7%	32.4%	35.0%	54.4%	49.0%

Source: Korean Cable Television Association, annual reports of the Korea Communications Commission, investor relations (“IR”) data on applicable companies’ websites, IT Statistics of Korea

Pay TV Subscribers and Subscriber Growth Rate

As shown above, the Korean telecommunications market’s growth was led mainly by the rapid expansion of its subscriber base. However, as the penetration rate has reached its saturation point, subscriber growth rate has slowed, and growth of the fixed-line telecommunications market is also likely to slow in the future, due to higher marketing expenses incurred in connection with increased competition.

(4) Korea’s regulatory policies governing the telecommunications industry emphasize fair competition and encourage subscriptions to bundled services, thereby intensifying competition within the market. SK Telecom has maintained a market share of over 50% over the last thirteen years, but its market share decreased to 49.6% as the number of subscribers (including MVNO subscribers that lease SK Telecom’s networks) decreased as of February 28, 2015 compared to December 31, 2014. On March 26, 2015, the Korea Communications Commission imposed a fine of KRW 23.5 billion and a suspension on SK Telecom from acquiring new subscribers for a period of seven days (schedule to be determined) and issued a correctional order for violation of the Mobile Device Distribution Improvement Act. SK Telecom is planning to pay such fine, suspend acquisition of new subscribers and implement the correctional order accordingly. Over the last three years, the Korea Communications Commission imposed sanctions on SK Telecom nine times, with an aggregate fine of KRW 181.5 billion. Therefore, increased marketing expenses due to the continued payment of subsidies and other regulatory restrictions including imposition of monetary penalties and suspension of business are adversely affecting the telecommunications service providers’ profitability.

The telecommunications industry is part of social overhead capital and as such it is characterized as a public good. It specifically requires an efficient distribution of resources as the industry involves large scale capital expenditures, economies of scale, necessary infrastructure, limited frequency resources and has various external effects. As such, the industry is backed by government support and is under legal and institutional regulatory supervision in most countries. In Korea, it is also a regulated industry, with a wide range of laws, both specific to the industry such as the Telecommunications Business Act, the Framework Act on Telecommunications and the Radio Waves Act, as well as other laws not specific to the industry such as the Fair Trade Act. These policies and regulations affect the competition structure of the market directly by influencing matters related to entering the market such as the introduction of new services and the selection of market entrants to influencing competition, such as the designation of dominant network service providers, tariff regulations, and interconnection between networks.

Government regulations have affected the market differently over time. Until recently, asymmetric regulations were adopted to enhance the competitiveness of late entrants and thereby establish an effective competition structure, and policy tools were adopted to this end. The following resulted in strengthening the business base for late entrants: the integration of identification numbers into a common prefix identification number “010” by banning marketing of different prefix identification numbers, the gradual adoption of MNP, the introduction of mandatory Government approval of tariffs for the dominant network service provider, the regulatory restrictions on subsidies for mobile phones, the prohibition of mandatory contract plans, the widening of the interconnection fee gap and fines among service providers, the prohibition of offering discounts on bundled services applied to dominant network service providers and the introduction of differential frequency usage fees. While asymmetric regulatory restrictions aim to strengthen restrictions applied to the dominant network service provider and improve the competitive environment for late entrants and thereby create a market structure in which all three telecommunications service providers can coexist and maintain the current level of competition at a minimum, such restrictions have been applied in a rather unfavorable manner to dominant network service providers such as SK Telecom. Despite such circumstances, SK Telecom has maintained a market share of over 50% over the last 13 years, but its market share decreased to 49.6% as the number of subscribers (including MVNO subscribers that lease SK Telecom’s networks) decreased as of February 28, 2015, compared to December 31, 2014. However, this decrease resulted from a voluntary internal process to update the list of active subscribers, which included conducting a special review of SK Telecom’s nationwide distribution channels over the last six months to terminate pre-paid wireless telephone service subscribers that were not using their service for a long period of time.

The number of wireless subscribers and market share are set forth below as of the dates indicated.

[Wireless Subscribers and Market Share]

																			(Unit: ten thousands of subscribers)
			As of December 31,								As of June 30, 2014		As of July 31, 2014		As of August 31, 2014		As of September 30, 2014		As of October 31, 2014		As of November 30, 2014		As of December 31, 2014
Classification			2009	2010	2011		2012		2013
Market Share based on Number of Subscribers		SK Telecom	50.6%	50.6%	50.5%		49.5%		48.1%		47.1%		47.0%		46.9%		46.6%		46.4%		46.3%		46.3%
		KT	31.3%	31.6%	30.9%		29.5%		28.0%		27.3%		27.2%		27.0%		27.0%		26.9%		26.8%		26.7%
	MNO	LG U +	18.1%	17.8%	17.8%		18.5%		19.4%		19.3%		19.3%		19.2%		19.1%		19.1%		19.0%		19.1%
	MVNOs (subscribers of MVNOs leasing SK Telecom’s networks, as a percentage of total MVNO subscribers)		N/A	N/A	0.8 (15.0	% %)	2.4 (32.0	% %)	4.6 (43.0	% %)	6.3 (47.3	% %)	6.6 (47.0	% %)	6.9 (47.0	% %)	7.3 (47.6	% %)	7.6 (47.2	% %)	7.9 (46.9	% %)	8.0 (46.7	% %)

	Total		100.0%	100.0%	100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%

		SK Telecom	2,427	2,570	2,650		2,656		2,629		2,624		2,633		2,641		2,643		2,637		2,642		2,647
		KT	1,502	1,604	1,625		1,585		1,529		1,520		1,521		1,523		1,533		1,529		1,526		1,525
		LG U +	866	902	936		995		1,062		1,074		1,079		1,081		1,084		1,083		1,086		1,090
	MNO	Subtotal	4,795	5,076	5,211		5,236		5,220		5,218		5,233		5,245		5,260		5,249		5,254		5,262
		SK Telecom networks	N/A	N/A	6		41		107		165		173		183		197		204		210		214
		KT networks	N/A	N/A	31		65		117		157		169		177		185		195		204		208
		LG U + networks	N/A	N/A	3		22		25		27		26		29		32		33		34		36
	MVNO	Subtotal	N/A	N/A	40		128		249		349		368		389		414		432		448		458

Number of Subscribers	Total		4,795	5,076	5,251		5,364		5,469		5,567		5,601		5,634		5,674		5,681		5,702		5,720

Source: Korea Communications Commission, MSIP

1.	N/A = Not available
2.	MVNO (Mobile Virtual Network Operator): operators of the “altteul” phone service, which is a more inexpensive service than that of MNOs, provided on leased networks of telecommunications service providers. Subscriber data available starting from 2011.
3.	MNO (Mobile Network Operator): wireless telecommunications service providers, namely SK Telecom, KT and LG U+.

Such changes of policy direction to promote competition focuses on revitalizing the market by enhancing user convenience and changing policies related to competition. To enhance user convenience, tariff reductions for wireless telecommunications services were extended to apply to more users in October 2008, the minimum monthly fee was reduced and 50 free short text messages (“SMSs”) were provided to all users in June 2011, and a wider range of rate plans for smartphone users were put in place. Also, since the Internet platform for interoperability (“WIPI”) software requirement is no longer effective from April 2009, SK Telecom believes that users gained access to a wider range of content. As for competition-related policies, the resale structure of telecommunication services was adopted, and approval processes for tariff reductions were simplified (currently applicable to rate plans for local telephone, broadband Internet, and wireless communication services), and frequency spectrum auctions were put in place to promote a more efficient selection of operators. Providing the 010 prefix to the wireless broadband Internet (“WiBro”) service, thereby allowing voice calls, contributed to promoting competition as well. Also, by allocating the more efficient lower frequency band to late entrants for new services, the Government’s policy direction aims to promote fair competition among service providers. The Government is also promoting the introduction of new services and investment through efforts that include deregulation on bundled services (including ex-post regulations on bundled services provided by the dominant network service provider) and the institutionalization of IP TV services. From a more long-term perspective, the Government plans to promote competition by transforming the currently vertical regulatory structure to a more horizontal structure befitting the era of convergence through efforts that include revisions of relevant laws and lowering regulatory barriers for market entrance (including indirect access and resale of telecommunications services, such as MVNOs). For more details on MVNOs, see VI. Risk Factors – 3. Risk Factors to Consider for an Investment in the Event the Share Exchange is Consummated – A. Business Risks – 1. SK Telecom – (5) below.

The degree of competition in the wireless telecommunications market has changed significantly, depending on changes in the Government’s regulatory direction and the service providers’ responses. Competition intensified with the adoption of MNP in 2004, deregulation of subsidies in 2006, and competition in the 3G market in 2007. In early 2008, the abolition of subsidy guidelines and the introduction of mandatory contract plans triggered intense competition among operators. With the introduction of smartphones in 2009, the rapidly growing smartphone penetration rate is now a new element of competition in the industry, and there are currently more factors that could increase marketing competition, including competition among service providers for smartphone lineups. The entry of MVNOs into the market also poses a limited but possible risk of competition through tariff reductions.

Meanwhile, to reduce the oligopoly of the three telecommunications service providers, the Government announced plans to allow a fourth service provider to enter the market in 2008 who will be directly allocated a frequency spectrum and establish its own network to provide telecommunications services, in order to decrease wireless telecommunications rates. The plan was to provide wireless and broadband Internet services only through WiBro technology, which was developed for wireless Internet, different from the wide-band code division multiple access (“WCDMA”) technology which was conceived for wireless voice communication. In 2010, the selection process for such service provider began, but no service provider has received such license yet, due to a lack of adequate candidates in terms of financial and technological capacity.

The Korea Mobile Internet (“KMI”) consortium filed an application for a telecommunications service provider license with the Korea Communications Commission, and went through five rounds of review in November 2010, in February, August and December 2011 and in January 2014, but did not pass the test as it obtained a low grade for its financial capacity. After securing more capital through banks and through partnerships, KMI, acting alone, filed for an application for the allocation of the 2.5 GHz spectrum with the MSIP, in June 2014. However, KMI failed once again, due to its lack of financial capacity and ability to provide stable services. There are no publicly announced plans for KMI to proceed with additional applications for a license, but if KMI obtains Government approval, a fourth telecommunications service provider will enter the market that has traditionally been occupied by the three companies, and the entry of MVNOs and a fourth service provider that offer relatively low tariffs into the market may intensify competition and thereby adversely affect SK Telecom’s profitability.

Amidst such fierce competition, various sanctions including suspension of business and penalties have been imposed on the three telecommunications service providers, including SK Telecom, as shown in the table below. The Korea Communications Commission held a general meeting on February 14, 2014 and imposed a 45-day suspension of business on each of the three telecommunications service providers for excessive competition in providing subsidies and failure to implement the correctional order imposed in December 2013 (the suspension of business period has ended for each of the three telecommunications service providers), and imposed fines of KRW 16.65 billion on SK Telecom, KRW 5.55 billion on KT, and KRW 8.25 billion on LG U+. Another round of fines was imposed through the general meeting held on August 21, 2014, for subsidies provided during the period of May 20, 2014 to June 2014: KRW 37.1 billion for SK Telecom, KRW 10.76 for KT, and KRW 10.55 billion for LG U+. On December 4, 2014, the Korea Communications Commission also decided to impose on SK Telecom a fine of KRW 800 million and issue a correctional order for violation of the Mobile Device Distribution Improvement Act. SK Telecom paid such fine and submitted a compliance report to the Korea Communications Commission in January 2015. On March 12, 2015, the Korea Communications Commission also decided to impose on SK Telecom a fine of KRW 934 million and issue a correctional order for violation of the Mobile Device Distribution Improvement Act by offering customers with new phones an advance discount for handing in a used phone in good condition. SK Telecom is planning to pay such fine and submit a compliance report to the Korea Communications Commission in April 2015. In addition, on March 26, 2015, the Korea Communications Commission imposed a fine of KRW 23.5 billion and a suspension on SK Telecom from acquiring new subscribers for a period of seven days (schedule to be determined) and issued a correctional order for violation of the Mobile Device Distribution Improvement Act. SK Telecom is planning to pay the fine, suspend acquisition of new subscribers and implement the correctional order accordingly. In addition, on March 26, 2015, the Korea Communications Commission imposed a fine of KRW 23.5 billion and a suspension on SK Telecom from acquiring new subscribers for a period of seven days (schedule to be determined) and issued a correctional order for violation of the Mobile Device Distribution Improvement Act. SK Telecom is planning to pay such fine, suspend acquisition of new subscribers and implement the correctional order accordingly.

[Sanctions Imposed by the Korea Communications Commission on the Three Telecommunications Service Providers]

				(Unit: hundred millions of KRW)
	Fine
Date	SK Telecom	KT	LG U+	Details
March 2006	138	37	15
April 2006	78	23	7
June 2006	426	156	150
April 2007	75	74	47
September 2010	129	48	26
September 2011	68.6	36.6	31.5
December 2012	68.9	28.5	21.5	Suspension of business: SK Telecom: 22 days KT: 20 days LG U+: 24 days
March 2013	31.4	16.1	5.6
July 2013	364.6	202.4	102.6	Suspension of business: KT: 7 days
December 2013	560	297	207
March 2014	166.5	55.5	82.5	Suspension on acquiring new subscribers: SK Telecom: 7 days LG U+: 14 days
				Suspension of business of 45 days for each of the three telecommunications service providers
August 2014	371	107.6	105.5	Penalties imposed for providing discriminatory subsidies to subscribers by the Korea Communications Commission
December 2014	8	8	8	Fine of KRW 800 million imposed on the three telecommunications service providers for violation of the Mobile Device Distribution Improvement Act, which became effective on October 1, 2014
March 2015	9.3	8.7	15.9
March 2015	235	—	—

1.	Fines imposed on KT before 2007 include those of KT Freetel Co., Ltd.

Source: Korea Communications Commission; MSIP

(5) The telecommunications industry has long been pressured to lower tariffs, and alleviating the burden of telecommunications service fees for households is part of the current Government’s national agenda. Also, the Mobile Device Distribution Improvement Act was passed and became effective on October 1, 2014. Recently, at the 16th meeting of the Korea Communications Commission, the maximum amount of handset subsidies that can be offered by telecommunications service providers was adjusted. Such market changes due to the Government’s policy could adversely affect SK Telecom’s profitability.

The telecommunications industry is an equipment industry and an oligopoly market with a high entrance barrier, and is exposed to the Government’s regulation as it is characterized as a public good. With price stability being a high priority of the Government, the Government decided to switch its policy from the one-way regulatory restrictions established in 2008 involving reductions of initial subscription fees and monthly rates of standard plans to voluntary tariff reductions by abolishing Government approval required for tariffs. The Government announced such abolishment for the dominant network service providers, the introduction of mandatory contract plans and tariff reductions.

The outline of the plans to reduce tariffs announced in January 2011 included (1) providing an additional 20 minutes of voice calls for smartphone rate plans, (2) offering new, less expensive smartphone tariff plans for teenagers and the elderly, (3) allowing MVNOs to enter the market, thereby encouraging voluntary price competition.

[Implementation of Tariff Reductions]

Year	Content
2008	• Reduced SMS rates • Extended inter-network discounts • Introduced family discounts • Expanded discounts for low-income subscribers • Simplified approval process for bundled-services

2009

•       Reduced initial subscription fees

•       Announced plans to introduce per-second billing

•       Lowered pre-paid rate plans

•       Introduced rate plans designed for heavy users

•       Improved rate plans for teenagers

•       Introduced the fixed mobile convergence (FMC) rate plan and bundled-service products

2010	• Introduced per-second billing • Improved the “Silver Rate plan” • Began providing caller ID services free of charge • Plans to improve wireless data rate plans

2011	• Plans to promote reduced telecommunication tariffs (January) • Plans to reduce wireless service rates (June)

2012	• Introduced discounted rate plans related to mobile phones purchased separately (devices purchased without rate plans) • Expanded tariff reductions for the underprivileged

Source: Korea Communications Commission

MVNOs provide the same quality of wireless telecommunications services at a relatively lower cost compared to the telecommunications service providers, by leasing networks from SK Telecom, KT, and LG U+ at discounted wholesale rates, without having to make investments or maintain networks. Due to the competitiveness of such MVNOs, the number of subscribers has grown by 1,038% from 402,685 as of December 31, 2011 to 4,583,890 as of December 31, 2014, and their market share has also increased accordingly.

[Number of MVNO Subscribers]

		(Unit: subscribers)
		As of December 31,
Classification		2014	2013	2012	2011
SK Telecom-affiliated MVNOs	Subscribers	2,141,172	1,066,848	406,018	55449
	Market share*	46.7%	42.9%	31.8%	13.8%
KT-affiliated MVNOs	Subscribers	2,079,008	1,168,799	653,761	314048
	Market share*	45.4%	47.0%	51.2%	78.0%
LG U+-affiliated MVNOs	Subscribers	363,710	249,357	216,632	33188
	Market share*	7.9%	10.0%	17.0%	8.2%
MVNO Subscribers		4,583,890	2,485,004	1,276,441	402,685
Wireless Subscribers		57,207,957	54,680,840	53,624,427	52,506,793
MVNO Market Share in Wireless Market		8.0%	4.5%	2.4%	0.8%

Source: MSIP, Mobile Statistics 2014

1.	Market share of the MVNOs leasing the networks of SK Telecom, KT or LG U+, respectively, is the market share within the MVNO market.

The entry of MVNOs will have a limited impact on the current structure of the telecommunications industry, given the difficult process of acquiring a competitive handset lineup, investments required relating to operation (e.g., distribution channels) and their relative lack of experience. However, competition over rate discounts with new market entrants may adversely affect the existing service providers’ profitability.

As reducing the burden of telecommunications service fees on households is part of the Government’s national agenda, the pressure to reduce telecommunications service fees is expected to continue. The details of the Government’s current plans are as follows, and investors should note that such trends are likely to continue.

[Government’s Plans to Reduce Burden of Telecommunications Service Fees]

Classification	Content
Aim to abolish initial subscription fees for wireless services	Gradually reduce the initial subscription fee paid by new subscribers (KRW 30,000 on average) and aim to abolish initial subscription fees by 2015

Promote price competition by allowing entry of new operators, such as distributors, that can offer the Altteul phone service* that is 20~30% cheaper than the existing wireless services

Promote Altteul phone services	* Altteul phone service: MVNOs lease networks from existing operators to offer wireless phone services

Aim to promote wider usage of mobile VoIP	Offer mobile VoIP calls that can substitute traditional voice calls with all smartphone rate plans, instead of reserving it only for higher rate plans (originally only provided with plans above KRW 54,000 per month)

Aim to reduce smartphone rates	Promote the introduction of mid to low-end devices, and induce price competition by facilitating a system in which users can purchase devices distributed by manufacturers, convenience stores, and on-line markets and choose an operator separately

Source: Cheongwadae (Blue House) – “140 National Agenda”, 18th Presidential Transition Committee – “National Agenda of the Park Administration”

The Mobile Device Distribution Improvement Act was proposed in December 2013, passed on May 2, 2015, and became effective on October 1, 2014.

Below are the main guidelines of the Mobile Device Distribution Improvement Act.

[Mobile Device Distribution Improvement Act]

Topic	Content

Ban on discriminatory subsidies

•    Discriminatory subsidies provided by telecommunications service providers, distributors, or sales agents, based on the type of subscriber (e.g., MNP, handset-change, etc.) or rate plan are prohibited

Ban on excessive subsidies & Disclosure of subsidy amount per device

•    Providing subsidies exceeding the threshold set by the Korea Communications Commission is prohibited (Not applicable for devices that were released over 15 months ago. The threshold will range from KRW 250,000 – 350,000, and the Korea Communications Commission can adjust the threshold every 6 months)

•    Operators must disclose the factory price, subsidy amount, and retail price for all devices (related information must be maintained without change for at least seven days)

•    Actual subsidies cannot be different from what has been disclosed

•    Sales agents and distributors can provide additional subsidies that are no greater than 15% of the disclosed subsidies

Restrictions on separate contracts that link subsidies with certain rate plans	• Additional subsidies in exchange for subscriptions to certain rate plans or additional services are banned

Implement separate rate plans	• Rate discounts must be provided for customers that do not receive subsidies

Disclose cost of devices	• Device prices and interconnection fees must be clearly disclosed • Rate discounts provided due to the length of the subscription contract must not be presented as handset subsidies

Approve sales agents

•    When distributors are partnering with a sales agent, they must first obtain the approval of the telecommunications service provider

•    Telecommunications service providers cannot refuse or delay approval without legitimate reason

Create environment for fair distribution

•    Manufacturers cannot unfairly reject handset distribution deals with wireless telecommunications service providers

•    Manufacturers cannot induce wireless telecommunications service providers, distributors or sales agents to provide discriminatory subsidies

Prevent exports of stolen or lost devices	• Exporting stolen or lost devices and damaging identification numbers are prohibited

Emergency suspension order	• Temporary suspension orders can be issued for certain actions if such actions may trigger damages due to violation of laws or damages on competitors

Obligatory data report and collection

•    Manufacturers must report factory prices and manufacturers’ incentives to the MSIP and the Korea Communications Commission

•    Wireless telecommunications service providers must report the number of devices sold, factory prices, sales, subsidies, and financial support provided to distributors

•    Appropriate measures must be put in place to resolve concern over leaks of confidential business data

Stronger sanctions on illegal provision of subsidies

•    Sanctions on illegal handset subsidies to be imposed on wireless

•    telecommunications service providers, distributors, sales agents and manufacturers

•    The maximum penalty for wireless telecommunications service providers and handset manufacturers is 3% of the sales

•    The maximum penalty for distributors and sales agents is KRW 10 million / the maximum penalty for large-scale distributors is KRW 50 million

Source: Korea Communications Commission

1.	Rules do not apply to devices that were released over 15 months ago.

As the Mobile Device Distribution Improvement Act has become effective, the handset replacement cycle is likely to become longer, due to decreased subsidy competition among telecommunications service providers and MVNOs, and this may ultimately lead to reduced marketing costs in the long term due to lower churn rates. Also, this may eliminate irregular subsidies, thereby reducing the factory prices of devices in the long term. Such changes may intensify competition over service quality and rate plans, rather than over providing subsidies.

According to the Report During the Three Months Following the Enactment of the Mobile Device Distribution Improvement Act disclosed by the MSIP, the enactment of the Act induced competition to provide better rates and services, leading to increased subsidies, lower factory prices and the introduction of new rate plans. It also reduced the average subscription cost by prohibiting sales agents from requiring subscriptions to more expensive rate plans and value-added services in exchange for higher subsidies. However, investors should note that such intense competition within a slow growing market may have an adverse impact on the profitability of telecommunications service providers in the future.

[Market Trends After Three Months of the implementation of the Mobile Device Distribution Improvement Act]

Classification	Details

Subscriber addition	Average number of subscribers per day in December 2014 (60,570) exceeded the daily average during the period from January 2014 to September 2014 (58,363) and was 103.8% of the average for such period. (In October 2014, the daily average was 63.3% of the average for such period and in November 2014, the daily average was 94.2% of the daily average for such period.)

Subsidy disclosure	Disclosed subsidies are on the rise, and different subsidy amounts are being provided among operators on same handsets

Factory price	Due to limits on subsidy competition, factory prices of a total of 31 handsets were reduced (65 cases), including relatively recent devices launched less than three months ago (G3 beat, Aka, Galaxy Alpha, etc.)

Subscription trends per rate range	Portion of high rate plans decreased (from 33.9% to 14.8%), while mid to low rate plans increased (from 66.1% to 85.2%)

Average rate plan selected by subscribers	The average of rate plans selected by new subscribers decreased from KRW 45,155 (for the period between July to September 2014) to KRW 38,707 (a decrease of KRW 6,448, or 14.3%)

Subscription to optional value-added services	Percentage of new subscribers opting for additional value-added services decreased (from 37.6% to 11.3%)

Source: Korea Communications Commission

At its 16th meeting held on April 8, 2015, the Korea Communications Commission increased the maximum amount of handset subsidies that can be offered by telecommunications service providers to KRW 330,000 from KRW 300,000. Increases in subsidies may result in increases in commissions paid and have an adverse impact on SK Telecom’s profitability.

(6) The MSIP allocated the 1.8 GHz and 2.6 GHz spectrums of frequencies to wireless telecommunications service providers so they can roll out an LTE network and provide stable, high-quality services to the Korean population. The total amount of winning bids of the three telecommunications service providers was KRW 2.43 trillion. Because the telecommunications industry, by nature, requires large upfront capital expenditures, it may require a relatively longer period of time to recoup such expenditures if SK Telecom fails to maintain a certain number of subscribers. The industry is also subject to additional capital expenditure requirements due to the evolution of telecommunications networks and technological advances.

On June 28, 2013, the MSIP finalized plans to allocate the 1.8 GHz and 2.6 GHz spectrums of frequencies to wireless telecommunications service providers so they can develop an LTE network to provide stable, high-quality services to the Korean population despite the rapid increases in mobile data traffic. The three wireless telecommunications service providers, SK Telecom, KT and LG U+, applied for allocation.

The MSIP proposed “Band Plans” as shown below based on a number of criteria such as the convenience of users, development of the industry, efficient use of frequencies, fair competition and reasonable spectrum pricing, and conducted a spectrum auction to select the band plan with a higher total bid as well as the bid winner for each block within the band plan.

[Structure of the Band Plans]

Band Plan

•	Condition 1: SK Telecom and KT cannot participate in auction for Block C1.

•	Condition 2: If SK Telecom/KT acquires Block C2, it must return its right to use the previously allocated bandwidth in the 1.8 GHz spectrum within 6 months. (Any such return will be deemed as a voluntary return pursuant to Article 7 of the Radio Waves Act, and the service provider will not be compensated for any loss. Although there will be no refund of fees previously paid, the service provider will be exempt from fee payment for the same bandwidth within Block C2 during the remainder of the prior usage period.)

•	Condition 3: If only SK Telecom or KT acquires bandwidth in the 1.8 GHz spectrum (Block C2 and other than if KT acquires Block D2), it must commence services in the Seoul metropolitan area immediately, in regional metropolitan cities by June 2014, and nationwide by December 2014. These conditions on the timing of service commencement will not apply, however, if another telecommunications service provider offers the service first or a roaming agreement is made among telecommunications service providers.

•	Condition 4: If LG U+ wins Block C1 or C2, it must return its existing 2G bandwidth after its 2G service ends.

•	Condition 5: If KT acquires Block D2, it must commence services in the Seoul metropolitan area immediately, in regional metropolitan cities by March 2014, and nationwide by July 2014. These conditions on the timing of service commencement will not apply, however, if another telecommunications service provider offers the service first, or a roaming agreement is made among telecommunications service providers.

•	Condition 6: Blocks A1, A2, B1 and B2 in the 2.6 GHz spectrum must allow interference by certain low-power radio equipment in the 2.4 GHz spectrum; and any use of Block D2 must not interfere with the operation of existing radio stations.

Source: MSIP

In accordance with the frequency allocation plan, 50 rounds of simultaneous multiple round auctions (SMRA) and one sealed bid auction took place from August 19, 2013 to August 30, 2013. As a result, Band Plan 2 was selected between the two, and SK Telecom was allocated Block C2 for KRW 1.05 trillion, KT was allocated Block D2 for KRW 900.1 billion, and LG U+ was allocated Block B2 for KRW 478.8 billion.

[Final Results of the Spectrum Auction]

Classification	Frequency Range			Total
	Block C2 (1.8 GHz)	Block B2 (2.6 GHz)	Block D2 (1.8 GHz)
Successful bidder	SK Telecom	LG U+	KT
Winning bid (Lowest bid price)	KRW 1.05 trillion (KRW 674 billion)	KRW 479 billion (KRW 479 billion)	KRW 900 billion (KRW 289 billion)	KRW 2.43 trillion (KRW 1.44 trillion)

Source: MSIP

[Spectrums Used by the Three Wireless Telecommunications Service Providers]

Service / Service Provider	SK Telecom	KT	LG U+	Total bandwidths by service
2nd generation (2G)	800 MHz (Bandwidth: 10 MHz)	—	1.8 GHz (Bandwidth: 20 MHz)	30M MHz

3rd generation (3G)	2.1 GHz (Bandwidth: 60 MHz)	2.1 GHz (40 MHz)	—	Bandwidth: 100 MHz

4th generation (LTE)	800 MHz (Bandwidth: 20 MHz)	800 MHz (Bandwidth: 10 MHz; not used)	800 MHz (Bandwidth: 20 MHz)
	**1.8 GHz (Bandwidth: 20 MHz)	900 MHz (Bandwidth: 20 MHz; not used)	2.1 GHz (Bandwidth: 20 MHz)	** Bandwidth: 220 MHz
1.8 GHz (Bandwidth: 20MHz)
(New allocation)	1.8 GHz (Bandwidth: 35 MHz)	1.8GHz (Bandwidth: 15MHz)	2.6 GHz (Bandwidth: 40 MHz)

WiBro	2.3 GHz (Bandwidth: 30 MHz)	2.3 GHz (Bandwidth: 30 MHz)	—	2.3 GHz (Bandwidth: 30 MHz)

Total bandwidths per service provider	** Bandwidth: 175 MHz	Bandwidth: 135 MHz	Bandwidth: 100 MHz

Source: MSIP

**SK Telecom to return its right to use frequencies in the previously allocated 20 MHz bandwidth in the 1.8 GHz spectrum within six months. After such return, the total bandwidths used by SK Telecom will decrease to 155 MHz, and the total bandwidths used by the three wireless telecommunications service providers for LTE services will decrease to 200 MHz.

This spectrum auction was held to make available broadband services that are twice as fast as the existing service (from 75 Mbps to 150 Mbps). Acquiring Block C2 (1.8 GHz (bandwidth: 35 MHz)) in the 1.8 GHz spectrum enabled SK Telecom to provide the long-term evolution advanced (“LTE-A”) service. As a result, users of LTE-A phones equipped with a specific chipset can enjoy the download speed of up to 150 Mbps, and users of LTE phones that are not equipped with such chipset can also enjoy LTE services at the download speed of up to 100 Mbps.

On January 28, 2014, the MSIP also finalized and announced spectrum allocation plans to allocate 40 MHz of bandwidth from the 2.5 GHz spectrum to the WiBro or long-term evolution time-division duplex (“LTE TDD”) network. In line with the plan, a new wireless telecommunications service provider is expected to come forth, according to the results of the eligibility evaluation by the Government.

The telecommunications business is a capital-intensive industry that requires a nationwide network rollout and is characterized by a large initial capital expenditure and a long period of time to recoup such investment. Therefore, if a player incurs large capital expenditures but fails to maintain a certain number of subscribers, it risks facing prolonged financial burden due to an inability to quickly recover such initial investments, but if the subscriber base grows to exceed a certain scale, it can generate stable income. Although the competitiveness of a new market entrant is likely to be limited, competition may intensify as a result of the market change.

As a result of advancement in scientific technology, the development of new technology for telecommunications services constantly takes place and consumers also demand a higher level of service. The rapid technological changes in response to such trend render existing networks obsolete and require investment in new technologies such as the network evolution to the LTE network. As a result, telecommunications service providers are constantly exposed to the burden of increased capital expenditures. Market players that have the capacity to meet such demand can continue to strengthen their market shares, but those that do not have such capacity may be pushed out of the market.

(7) Telecommunications companies with large-scale customer databases regularly train their employees and outside entities which receive and treat their customers’ personal data (such as home customer centers/distribution agents) on customer information security, as well as establish and maintain a substantial physical security system to protect customers’ personal information from leaking. However, as was seen in the recent incidents involving leakage of personal information, any leakage of customer data may result in civil and criminal penalties against SK Telecom, including regulatory fines and liability for damages, which in turn may adversely affect SK Telecom’s reputation and brand image.

While the collecting and processing of personal information have become much easier with the development of the information communication industry and information communication network since 2000, leakage of personal information has led to increased damages to individuals, companies and countries. Leakage of personal information refers to the loss of control over one’s personal information or the unauthorized access to one’s personal information by others, against the information provider’s will or in violation of relevant laws.

When such incidents take place, companies do not only lose their customers’ trust but they suffer both tangible and intangible damages as a result of lawsuits or compensation for monetary damages as well as reputational damage. Recently, personal information of KT subscribers was exposed by outside hackers over a period of five months from February 2013 to July 2013. On August 22, 2014, KT was ordered to pay damages of KRW 2.87 billion in relation thereto.

Due to the nature of the telecommunications industry, telecommunications service providers collect and maintain personal information of customers. Recently, however, there have been incidents of leakage of such information including those involving various telecommunications operators. Under these circumstances, establishing and managing a physical security system as well as continuously training employees and partner companies on data security have become more important than ever. Meanwhile, the human resources and costs incurred for protection of customer information have become a basic responsibility of companies.

Matters related to personal information leaks can result in investigations by regulatory authorities and imposition of monetary fines as well as civil or criminal sanctions such as compensation for damages. It can also adversely affect a company’s reputation or brand image or incur additional costs related to information protection, any of which could harm the company’s financial results.

(8) The Internet portal service industry, in which SK Telecom’s subsidiary SK Communications (in which SK Telecom’s wholly-owned subsidiary SK Planet holds a 64.5% equity stake (equivalent to KRW 86.5 billion of net assets)) operates, is a high value-added industry. Unlike offline industries, it does not entail costs related to manufacturing, logistics or distribution, but it offers various forms of products and services that can generate a high added value through their production process, such as search advertising or display advertising. However, the industry may face substantial competition, as this industry has a low entrance barrier for service providers and users are generally cost sensitive to such services.

The Internet in Korea began with an Internet protocol (“IP”)-based network created for academic purposes in the early 1980’s, and Korea entered the “Internet era” in 1994 when commercial Internet service providers such as KT first entered the market. Despite the IT bubble from the late 1990’s to the early 2000’s, the Internet industry is continuing to grow, through portals, e-commerce, blogs, user created contents (UCC), etc. The Internet experience encompasses a wide range of actions ranging from simply searching for information to making financial transactions, networking and 3D cyber spaces, and has now become an indispensable culture to people’s lives.

The Internet industry can be mainly characterized by first mover advantages, a low barrier to market entry and a high added value. In the sense that new users are attracted based on communities and the database created by existing users, the first mover advantages of early market entrants are substantial. Also, unlike offline industries, the Internet industry does not entail manufacturing, logistics or distribution costs, and is suitable for sales of various products and services that can create a high added value through the production process such as search/display advertising. Early market entrants can increase their market shares if they can maintain their core technological competitiveness, enlarge their user bases as well as data content, and successfully form communities that keep users from migrating to other services, which, in turn, can further attract new users. However, the industry may face substantial competition, as this industry has a low entrance barrier for service providers and users are generally cost sensitive to such services.

2.	SK Broadband

Please refer to the glossary below for the better understanding of the Securities Registration Statement.

Term	Definition
PSTN (Public Switched Telephone Network)	Telephone network for typical telephone services provided by telecommunications providers

VoIP (Voice over Internet Protocol)	Telecommunications technology that enables delivery of voice communications over Internet protocol by transforming voice data to data packets

ARPU (Average Revenue Per User)	Average monthly revenue collected per user for services provided

IP TV (Internet Protocol Television)	Service that provides data services, video content and live broadcasting services through broadband Internet for viewing on a television set

Satellite broadcasting	Broadcasting method of transmitting or retransmitting signals through communication satellites, allowing direct viewing of broadcasted content on a television set

PP (Program Provider)	Providers of programs for cable TV

HFC (Hybrid Fiber-Coaxial) Network	Hybrid network of fiber and coaxial cables. Fiber cables used in the 54~870MHz band are connected to 500 ~ 2,000 users from the cable head-end

MVNO (Mobile Virtual Network Operator)	Mobile virtual network operator or a reseller of mobile communications, that lease communication networks from mobile network operators (MNOs) to provide mobile telecommunication services independently

(1) The telecommunications industry has reached its saturation point with respect to its penetration rate in the mid-2000’s. Although net additions of subscribers persist, the subscriber growth rate has been stagnant and hence overall growth of the industry has decreased compared to the past. The penetration rate of broadband Internet per household and that of mobile phones per capita recorded 102.5% and 110.7% respectively, as of October 31, 2014, not leaving much room for subscriber growth. As such, given the slower population growth and the saturated market, it is expected that the overall market will inevitably undergo a slowdown in growth. If SK Broadband’s profitability does not increase as expected, this may adversely affect its mid- to long-term growth.

The fixed-line telecommunications market in Korea can be divided into one based on voice telecommunications services (PSTN, long-distance calls, and international calls) and one based on data telecommunications services (leased line, broadband Internet, etc.). The fixed-line voice call market is showing signs of stagnation or decline due to the rapid proliferation of wireless telecommunications services beginning in the late 1990’s, which led to an increase in demand for wireless services instead of fixed-line telecommunications services. As the market began to reach its saturation point after 2002, subscriber growth also slowed, and with the rapid growth of wireless telecommunications services, the fixed-line telecommunications market experienced a decrease in the number of subscribers and stagnant growth.

Meanwhile, wireless telecommunications services grew relatively rapidly in terms of number of subscribers and revenue, with aggressive competition to acquire new subscribers and growing demand for wireless Internet services. However, as the penetration rate gradually increased, the market nearly reached its saturation point in most of its business areas, and the overall telecommunications industry is experiencing a slower overall growth compared to the past.

As of December 31, 2014, there were 19.2 million broadband Internet subscribers in Korea, recording a penetration rate of 109.3% to the total number of households (17.57 million, according to the 2010 Population and Housing Census).

As such, it is difficult to expect a growth rate similar to that of the past. The wireless Internet market is also nearing its saturation point with respect to subscription demand in recent years, and development of new business models based on wireless Internet has been slow.

In particular, the subscriber growth rates for broadband Internet and mobile phone services have been continuously decreasing since 2010. The telecommunications market can be regarded as a mature market overall, and a slowdown in growth seems inevitable considering the slowing population growth and the degree of market saturation.

[Number of Broadband Internet Subscribers and Subscriber Growth Rate]

	(Unit: subscribers)
	As of or for the year ended December 31,
Classification	2014	2013	2012	2011	2010	2009	2008
Number of Subscribers	19,198,934	18,737,514	18,252,661	17,859,522	17,224,102	16,364,356	15,333,997
Subscriber Growth Rate	2.46%	2.66%	2.20%	3.69%	5.25%	6.72%	5.08%

Source: MSIP

[Number of Wireless Subscribers and Subscriber Growth Rate]

	(Unit: subscribers)
	As of or for the year ended December 31,
Classification	2014	2013	2012	2011	2010	2009	2008
Number of Subscribers	57,207,957	54,680,840	53,624,427	52,506,793	50,767,241	47,944,222	45,606,984
Subscriber Growth Rate	4.62%	1.97%	2.13%	3.43%	5.89%	5.12%	4.85%

Source: MSIP

1.	Includes MVNO subscribers beginning 2011.

The competitive positions of Korea’s fixed-line and wireless telecommunications service providers have been established through a series of mergers and acquisitions. The formation of a new LTE market, based on the frequency bands allocated through the spectrum auction held in August 2013, set the stage for another round of competition in Korea’s telecommunications market, with service providers rushing to hold a leading position in a new era of convergence.

However, as new technologies are being developed and adopted at an increasingly faster rate to meet the changing demands of consumers in the wireless telecommunications market, costs related to research and development may also increase continuously.

Telecommunications service providers are expected to continuously develop new services and actively respond to market changes in order to satisfy consumer demands as well as keep up with technological advances. Given the slowdown in growth of the telecommunications services market, failure to adequately respond to market changes could have an adverse impact on the company’s profitability.

(2) The fixed-line telecommunications market can be divided into one based on voice telecommunications services such as PSTN, long-distance calls, and international calls and one based on data telecommunications services such as leased line and broadband Internet. The PSTN market is shrinking as mobile telephony and VoIP services are replacing fixed-line telecommunication services, and the broadband Internet market is also experiencing stagnant growth due to highly saturated market conditions. Growth of the fixed-line telecommunications market has been led by fixed-line data communication, supported by advances in broadband technologies, the widespread use of the Internet and computerization at workplaces. Given the slowdown in ARPU and the highly saturated market conditions, however, any further growth led by an increase in subscribers will be limited. Although IP TV service has been growing quite significantly, because of the intensification of competition in recent years among the three telecommunications service providers (SK

Broadband, KT and LG U+) as well as with cable TV operators, SK Broadband’s marketing expenses may increase, which in turn may harm SK Broadband’s profitability. Loss of market share as a result of greater competition, coupled with the stagnant growth of the fixed-line telecommunications market, may also adversely affect SK Broadband’s profitability.

The fixed-line telecommunications market can be divided into one based on voice telecommunications services such as PSTN, long-distance calls, and international calls, and one based on data telecommunications services such as leased line and broadband Internet. The rapid proliferation of wireless telecommunications services beginning in the late 1990’s has resulted in the migration of users from the fixed-line telecommunications services to mobile telephony.

[Number of PSTN Subscribers and Subscriber Growth Rate]

	(Unit: subscribers)
	As of or for the year ended December 31,
Classification	2014	2013	2012	2011	2010	2009	2008
Number of Subscribers	16,939,308	17,620,453	18,261,220	18,632,501	19,273,484	20,089,979	22,131,737
Subscriber Growth Rate	-3.87%	-3.51%	-1.99%	-3.33%	-4.06%	-9.23%	-4.32%

Source: MSIP

In the local call market, the number of PSTN subscribers diminished as a result of a gain in popularity of VoIP services, especially due to aggressive marketing by late entrants starting in 2008, and an increase in the penetration rate of mobile phones. As of October 31, 2014, the number of PSTN subscribers totaled 17.07 million, or a 22.9% decrease compared to December 31, 2008.

As the ARPU for VoIP services is lower than the ARPU for PSTN services, the profitability of the overall fixed-line telecommunications service market will inevitably decrease.

Growth of the fixed-line telecommunications market is further slowing with the introduction of MNP between fixed-line and VoIP phones, active use of VoIP phones due to enhanced call quality, and continued substitution of demand due to call discounts and bundled-services of wireless telecommunication services.

Broadband Internet has grown dramatically since its introduction in the late 1990’s. The number of subscribers continued to increase as a result of the Government’s policies of encouraging competition and aggressive marketing by early entrants for wider network coverage. When LG Powercomm Co., Ltd. entered the broadband Internet market in September 2005, it triggered intense competition for new subscribers and caused overall marketing expenses to increase, which adversely affected the overall telecommunications industry. Nevertheless, the broadband Internet market continued to grow, recording an annual subscriber growth rate of 15.2% in 2006.

The market growth slightly staggered starting in the second half of 2007 as a result of the Government expressing concerns over overheated competition and the major players’ efforts to alleviate competition, but the broadband Internet market bounced back in 2009 and demonstrated qualitative growth through active sales of bundled wireless and fixed-line products and introduction of high-capacity data services such as IP TV, games and multimedia services. As of October 31, 2014, there were 19.17 million broadband Internet subscribers in Korea, which is an approximately 25.0% increase compared to 15.33 million subscribers as of December 31, 2008.

However, the rate of growth in the number of subscribers slowed to 2.7% in 2013 and fell further to 2.29% in 2014. It is expected that achieving a subscriber growth rate similar to that of the past will be difficult and that the overall stagnation of the fixed-line telecommunications market is likely to persist.

The overall fixed-line telecommunications market is recording a negative growth from 2009 as a result of slowed demand for voice calls and drop in selling prices due to fixed-line/wireless bundled services. As shown below, the total size of the fixed-line telecommunications market for 2013 was estimated to be KRW 14 trillion, and the market is shrinking at a faster pace.

[Market Size and Growth Trend of the Fixed-Line Telecommunications Market]

Source: Korea Association for ICT Promotion (“KAIT”), Korea Ratings Corporation

Meanwhile, as the Internet Multimedia Broadcast Services Act of 2008 allowed telecommunications service providers to enter the pay TV market, IP TV was hailed as the new growth generator of fixed-line telecommunications services, including broadband Internet. Although it was difficult to attract IP TV subscribers at first due to lack of content and overall competitiveness, the subscriber growth rate accelerated from 2011 with the introduction of a stronger content lineup, including real-time terrestrial rebroadcasting offered by major program providers.

[Pay TV Subscribers per Platform]

Source: Korea Cable Television Association, IR material on company websites, Korea Ratings Corporation

1.	Subscribers of Olleh TV SkyLife, which is KT’s IP TV and satellite hybrid service, are included in IP TV subscribers.

IP TV also acquired new subscribers through bundled service offerings with other fixed-line telecommunications services and secured 8.44 million subscribers as of December 31, 2013. Despite the overall stagnation of the fixed-line telecommunications market, IP TV has shown a significant growth rate, and the termination of analog broadcasting service in December 2012 also accelerated such growth of the IP TV market. The Korea IP TV Broadcasting Association announced that the total number of IP TV subscribers of the three IP TV service providers (SK Broadband: 2.50 million; KT: 5.48 million; LG U+: 2.02 million) exceeded 10 million as of August 16, 2014, or five years and 8 months after the commercial launch of IP TV in January 2009.

As described above, while the overall fixed-line voice telecommunications market is shrinking, fixed-line data telecommunications services have become the new growth generator in the fixed-line market through advances in broadband technologies, the widespread use of the Internet and computerization at workplaces. However, due to the highly saturated market conditions, growth based on acquisition of new subscribers may be limited in the future.

Investors should also note that in a market with limited growth, loss of market share as a result of intensified competition could have an adverse impact on SK Broadband’s future profitability and competitiveness.

(3) Profitability of telecommunications services is negatively correlated to marketing expenses. Given the highly saturated broadband Internet market, marketing expenditures are bound to be relatively high due to the intense competition for new subscribers, and this has a material impact on each telecommunications service provider’s profitability. IP TV service is continuing to maintain subscriber growth based on fixed-line/wireless bundled services and smart-product lineup. As of December 31, 2014, IP TV had 2.81 million subscribers on a cumulative basis, and the number of IP TV subscribers as a percentage of broadband Internet subscribers increased from 45.6% as of December 31, 2013 to 58.6% as of December 31, 2014. As a result, revenue from broadband Internet and IP TV accounted for 50.4% of total annual revenue of SK Broadband in 2014. Increases in marketing expenses to enhance SK Broadband’s market positions in these areas may adversely affect its profitability and financial position.

Broadband Internet service generally refers to service that provides Internet access and delivers data at the data transmission speed of 2Mbps or more and using the frequency bandwidth of 44 MHz or more. Launched in 1998, broadband Internet service in Korea began full-scale operations in 2000. Thanks to a rapid subscriber growth, broadband Internet achieved significant growth within a short period of time and consistently maintained a strong rate of growth compared to other fixed-line communication services.

Since then, the broadband Internet service sector demonstrated strong growth backed by a sharp increase in the number of Internet users and growing popularity of PC cafes, recording 19.2 million subscribers as of December 31, 2014. Most households in small- to medium-sized cities already have broadband Internet subscriptions, however, and as a result of the already high penetration rate in Korea for broadband Internet services, it is expected that the rate of growth of its subscriber base will be slower than in the past. Under these circumstances, growth of the overall fixed-line telecommunications market is expected to remain stagnant.

[SK Broadband’s Broadband Internet Service: Number of Subscribers and Revenue]

	(Unit: ten thousands of subscribers, hundred millions of KRW)
Classification	As of or for the year ended December 31,
	2014	2013	2012	2011	2010	2009	2008	2007	2006
Total Subscribers for Broadband Internet	1,920	1,874	1,825	1,786	1,722	1,635	1,547	1,471	1,404
Subscribers of SK Broadband’s Broadband Internet Service	481	457	439	419	400	385	354	366	361
Revenue from SK Broadband’s Broadband Internet Business	8,606	9,092	9,350	9,623	9,866	9,732	10,484	11,061	10,911

Source: Total number of subscribers of broadband Internet: 2006 – 2007: Ministry of Information and Communication, 2008 – 2012: Korea Communications Commission and Korea Telecommunications Operators Association, 2013 – 2014: MSIP

1.	SK Broadband’s broadband Internet subscribers include subscribers of SK Telecom’s fixed-line resale business launched on April 9, 2010.
2.	Revenue from SK Broadband’s broadband Internet business: 2013 – 2014 numbers based on separate financial statements prepared in accordance with K-IFRS / 2011 – 2012 numbers based on consolidated financial statements prepared in accordance with K-IFRS / 2006 – 2010 numbers based on separate financial statements prepared in accordance with generally accepted accounting principles in Korea at such time (“K-GAAP”).

Given the stagnant market growth and the Government’s recent policies designed to foster competition in the telecommunications sector, it is expected that SK Broadband will be required to invest significantly in marketing activities to successfully compete against the dominant network service provider and to enhance its market share.

[Market Shares in the Broadband Internet Market]

	(Unit: %)
Classification	As of December 31,
	2014	2013	2012	2011	2010	2009	2008	2007	2006
KT	42.3	43.1	44.0	43.8	43.1	42.5	43.4	44.5	45.2
SK Broadband	25.1	24.4	24.1	23.4	23.2	23.5	22.9	24.9	25.7
LG U+	15.7	15.6	15.0	15.7	16.1	15.5	12.2	12.2	9.4
Others	16.9	16.9	16.9	17.0	17.6	18.5	18.4	18.4	19.7

Source: 2006 – 2007: Ministry of Information and Communication, 2008 – 2012: Korea Communications Commission, 2013 – 2014: MSIP

As shown above, LG U+, which was a latecomer in the broadband Internet market, recorded a 15.7% market share as of December 31, 2014, narrowing its gap with SK Broadband to less than 10%. The increase in the market share of LG U+ resulted primarily from its aggressive marketing activities and may demand a close watch from SK Broadband. In addition, since a dominant network service provider for broadband Internet was allowed to offer bundled services beginning in July 2007, a variety of bundled products have been offered in the market.

Considering the nearly saturated broadband Internet market, SK Broadband is faced with the need to make concerted efforts to continuously invest in research and development, attract top talent, strengthen customer service and acquire new subscribers in order to successfully compete in the oligopolistic market with limited demand. This can inevitably entail higher marketing and other expenses.

SK Broadband’s main sales strategy is to strengthen its capacity to provide broadband Internet service bundled with IP TV and telephone services in order to increase its subscriber base and generate revenue, as well as to respond actively to the changing market paradigm by leading the smart market and securing subscribers who use smart services. The table below sets forth SK Broadband’s revenue by business segment.

[Revenue of SK Broadband, by Segment and as Percentages of Total Revenue]

	(Unit: hundred millions of KRW, %)
Segment	Revenue source	Items		For the year ended December 31,
				2014	2013	2012
Calls and Leased Line	Service	Calls	Domestic consumption	5,698	5,841	5,980
		Percentage		21.5	23.0	24.0
		Leased Line		7,060	6,413	5,863
		Percentage		26.6	25.3	23.5
		Subtotal		12,758	12,254	11,843
		Percentage		48.1	48.3	47.5
Broadband Internet, TV, etc.		Broadband Internet, TV	Domestic consumption	13,389	12,538	11,546
		Percentage		50.4	49.4	46.3
		Others		397	602	1,533
		Percentage		1.5	2.4	6.2

		Subtotal		13,786	13,140	13,079
		Percentage		51.9	51.7	52.5

Total				26,544	25,394	24,922

Source: SK Broadband’s annual business report and audited financial statements

1.	Figures for 2012 are based on consolidated financial statements prepared in accordance with K-IFRS; figures for 2013 and onwards are based on separate financial statements prepared in accordance with K-IFRS as there are no consolidated subsidiaries.

SK Broadband’s revenue for 2014 amounted to KRW 2,654.4 billion, including KRW 1,338.9 billion of revenue from its broadband Internet and IP TV segments which represented 50.4% of the total revenue. In particular, the IP TV segment has shown continued growth in its subscriber base based on competitive fixed/wireless bundled products and smart-product lineup. As of December 31, 2014, the number of IP TV subscribers recorded 2.82 million on a cumulative basis, with a net addition of 733,000 subscribers in the year, and the number of IP TV subscribers as a percentage of broadband Internet subscribers increased from 45.6% to 58.6% as of December 31, 2013 and 2014, respectively. In order to add new value to its fixed-line/wireless bundled products, SK Broadband is further strengthening cooperation with SK Telecom by developing a variety of competitive bundled products and building on each other’s brand power through a shared use of their distribution networks. By enhancing its bundled product offerings and strengthening marketing activities designed for subscriber retention, SK Broadband was able to reduce its IP TV churn rate. SK Broadband also strengthened marketing activities for its “B tv smart” IP TV product which was launched in November 2013, which resulted in an increase in the percentage of subscribers that select premium rate plans as well as an increase in ARPU levels based on monthly rates of standard plans.

Because bundled services entail rate discounts, however, they could hurt the profitability of SK Broadband and other telecommunications service providers. In a market where late entrants are seeking to gain a stronger foothold through aggressive marketing of bundled services, there is a possibility that the subscriber acquisition cost of SK Broadband will rise due to increased marketing expenses. Aggressive discounting for bundled products may also result in lower ARPU.

Investors should note that these factors may adversely affect the long-term profitability of SK Broadband’s main business segments, namely broadband Internet and IP TV.

(4) Because of its characterization as a public good, the telecommunications industry is significantly impacted by government policies and regulatory restrictions. Government regulations, including regulatory requirements for approvals and licenses, limit new entrants from entering the telecommunications market. However, the Government’s recent telecommunications policies have been focusing on lowering tariffs and encouraging competition to increase customer welfare, which resulted in actual tariff reductions and the entry of new operators into the market. Because of these changes, it became inevitable for telecommunications service providers to introduce differentiated new services and seek other growth strategies such as through mergers and acquisitions with companies outside of the telecommunication sector. Investors should understand that such changes can lead to greater expenditures related to the development of new services and growth strategies, thereby adversely affecting SK Broadband’s profitability.

Due to its characterization as a public good, the telecommunications industry is directly and indirectly influenced by government regulations, from obtaining a business license to conducting business. Not only are large sums of capital expenditures required for the establishment of networks and base stations at the early stage, but continuous investments in infrastructure is necessary due to technological advances which create demand for new services.

The industry is highly capital-intensive, and this works as a barrier to entry against late entrants to the market. Also, as users have to give up certain benefits provided to loyal customers if they switch carriers, there is a certain degree of a customer lock-in effect. While most countries support their telecommunications sector as a matter of policy, they have legal and regulatory measures in place to regulate the industry such as by requiring a license for market entry. The laws relevant to SK Broadband’s areas of business are as follows.

Classification	Relevant Laws
Area of convergence	Internet Multimedia Broadcast Services Act and other related regulations

Area of telecommunications	Framework Act on Telecommunications, Telecommunications Business Act, Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc., Framework Act on National Informatization, Protection of Communications Secrets Act, and related regulations

Source: SK Broadband annual business report

Sanctions and penalties may be imposed on SK Broadband pursuant to these laws and regulations, and SK Broadband may suffer unexpected loss while carrying out its businesses. From January 2013 to September 2014, there were three instances where sanctions were imposed on SK Broadband pursuant to the Act on Promotion of Information and Communications Network Utilization and Information Protection, Etc. and the Telecommunications Business Act. On September 4, 2014, KAIT on the one hand and SK Broadband, SK Telecom, KT and LG U+ on the other entered into an agreement to work together to build a foundation for fair competition within the broadband Internet market. Under this agreement, the signatories agreed to work towards developing sound service distribution practices by adopting voluntary regulations over illegal sales practices, as well as fostering sound service consumption patterns by improving the management and supervision of distribution networks and eradicating false/exaggerated advertising.

Compared to other broadcasting businesses (cable TV, satellite broadcast, program provider), IP TV is relatively free from ownership restrictions on operators. Therefore, any future amendments to the Internet Multimedia Broadcast Services Act may impact the ownership structure or share interest of the IP TV business of SK Broadband, which may affect the profitability of the IP TV business.

[Current Ownership Regulations on Operators]

	Cable TV	Satellite Broadcast	IP TV	Program Provider
Applicable regulations	Broadcasting Act Telecommunications Business Act	Broadcasting Act Radio Waves Act	Internet Multimedia Broadcast Services Act	Broadcasting Act

Business territory	Regional	Nationwide	Nationwide	Nationwide

Regulation on ownership	• No restriction on big companies; foreign investors’ ownership must not exceed 49% • Ownership by newspaper or press companies must not exceed 49%

Regulation on concurrent management	• Ownership in terrestrial broadcasting companies exceeding 33% is prohibited

•    Ownership in service operator (“SO”) exceeding 33% is prohibited

•    Ownership in other satellite broadcasting companies exceeding 33% is prohibited

•    Concurrent management of two or more satellite broadcasting companies is prohibited

No restriction

•    Management consisting of over one fifth (1/5) of the specific platform business providers and the total number of program providers is prohibited

•    Management of SO exceeding one third of SO’s total business area is prohibited.

Regulation on market share	• Market share exceeding one third (1/3) of the total subscribed households of SO is prohibited • Market share exceeding one third (1/3) of the composite broadcasting area is prohibited

•    A certain satellite broadcasting business provider is prohibited from owning over 33% of other broadcasting business providers’ shares

•    Satellite broadcasting business provider’s concurrent management of other satellite broadcasting business is prohibited

• For each broadcasting area, market share exceeding one third of the total households subscribing to pay TV is prohibited

Restriction on revenue	• Revenue exceeding 33% of the total broadcasting revenue is prohibited	• Revenue exceeding 33% of the total broadcasting revenue is prohibited	• No restriction	• Revenue exceeding 33% of the total program provider revenue is prohibited

Source: Media Economy and Culture, 2014, Vol. 12-1

In recent years, the Government’s focus in its telecommunications policy has shifted from limited competition to protect late market entrants to tariff reductions and increased competition to enhance consumer welfare.

The Government’s near-term goal is to encourage new service launches and investments through deregulation of the bundled services market (including ex-post regulations on bundled services offered by dominant network service providers) and systematic operation of IP TV services. From a long-term perspective, the Government plans to promote competition by amending relevant laws and regulations and transforming the currently vertical regulatory framework based on service types into a more horizontal regulatory framework that meets the demands of the era of convergence as well as by lowering regulatory barriers for market entry (including markets for indirect access, resale and MVNOs).

With the recent trend of convergence between fixed-line and wireless services and between telecommunications and broadcasting, not only have the traditional criteria that classified markets become obsolete, but independent services and operators that are now unrelated may become direct competitors of one another.

Such changes in Korea’s fixed-line telecommunications market could result in intensified competition and deterioration in the profitability and cash flow of individual companies. As a major fixed-line telecommunications service provider that operates broadband Internet, telephone and leased line services, SK Broadband is continuing its efforts to respond to such market changes. However, if SK Broadband fails to respond adequately to unpredictable changes in the business environment or competition in the market, SK Broadband’s mid to long-term growth could be adversely affected.

(5) The recent shift in the Government policy has resulted in changes in Korea’s telecommunications market, including a more active bundled-service market. As a result, telecommunications service providers have introduced various bundled-service rate plans that offer greater benefits to customers. These plans inevitably offer rate discounts. However, the Government has been focusing on establishing an appropriate level of tariffs. Its efforts include forming a research group to establish a road map for improving regulations on tariffs from the beginning of 2014. Depending on how the Government implements its policy, consumers may have a wider range of options available, and market competition may intensify further. This is likely to result in a greater possibility of mergers and acquisitions between wireless and fixed-line companies, and as a result, SK Broadband expects to see a more rapid restructuring within the industry. These changes can be more favorable to operators with a larger subscriber base, economy of scale and funding power, which may affect SK Broadband’s profitability.

In furtherance of its telecommunications policy, after the Government set standards that allowed dominant network service providers to provide bundled services and rate discounts. As a result, dominant network service providers began to offer bundled services, which had previously been provided solely by late entrants. Since then, telecommunications service providers have offered a wide range of fixed-line/wireless bundled services to successfully compete in the market and have also endeavored to develop multifaceted growth strategies. Currently, telecommunications service providers offer not only different services bundled together but also rate plans that provide greater benefits to subscribers through bundling between family members, bundled LTE and Internet services and roaming bundles.

However, as bundled services, by nature, entail rate discounts, this could adversely affect the profitability of telecommunications service providers, including SK Broadband.

The Government has been focusing on establishing an appropriate level of tariffs. Its efforts include forming a research group to establish a road map for improving regulations on tariffs from the beginning of 2014. In relation thereto, the MSIP hosted a panel discussion on June 12, 2014, in order to set the policy direction for improving future tariff regulations. One of the discussion items was the abolishment of the rate plan approval process in order to encourage price competition among telecommunications service providers.

Further improvement efforts are expected to take place in areas of telecommunications and data security, based on a so-called “regulatory guillotine” approach which aims to eliminate inefficient or anti-competitive regulations at once. In connection with the rate plan approval process, the MSIP plans to announce in the first half of 2016 a comprehensive plan designed to promote market competition across all telecommunications policies, including measures to improve the rate plan approval system, to foster competition among service providers and to enhance the competitiveness of the “altteul” phone service.

With the Government’s efforts to shift the previously subsidy-based competition to one that centers on pricing, it is expected that consumers will be able to choose from a wider set of options in the future.

These changes in the telecommunications market are expected to accelerate the restructuring within the industry by inducing mergers and acquisitions among fixed-line and wireless service providers. Investors should note that as such trends can be more favorable to market players with an economy of scale based on a large subscriber base and financial capacity, they can affect SK Broadband’s profitability.

(6) Telecommunications companies with large-scale customer databases regularly train their employees and outside entities which receive and treat their customers’ personal data (such as home customer centers/distribution agents) on customer information security, as well as establish and maintain a substantial physical security system to protect customers’ personal information from leaking. However, as was seen in the recent hacking of personal information from KT’s company website, in the event of information leakage due to hacking or by internal personnel, civil and criminal penalties, including compensation for damages, imposed by the regulatory authorities as a result of investigation may adversely affect SK Broadband’s profitability. Investors should note that such incidents may adversely affect SK Broadband’s reputation and brand image and hinder its normal business activities in the future.

While the collecting and processing of personal information have become much easier with the development of the information communication industry and information communication network since 2000, leakage of personal information has led to increased damages to individuals, companies and countries. Leakage of personal information refers to the loss of control over one’s personal information or the unauthorized access to one’s personal information by others, against the information provider’s will or in violation of relevant laws.

When such incidents take place, companies do not only lose their customers’ trust but they suffer both tangible and intangible damages as a result of lawsuits or compensation for monetary damages as well as reputational damage. Recently, personal information of KT subscribers was exposed by outside hackers over a period of five months from February 2013 to July 2013. On August 22, 2014, KT was ordered to pay damages of KRW 2.87 billion in relation thereto.

Due to the nature of the telecommunications industry, telecommunications service providers collect and maintain personal information of customers. Recently, however, there have been incidents of leakage of such information including those involving various telecommunications operators. Under these circumstances, establishing and managing a physical security system as well as continuously training employees and partner companies on data security have become more important than ever. Meanwhile, the human resources and costs incurred for protection of customer information have become a basic responsibility of companies.

Matters related to personal information leaks can result in investigations by regulatory authorities and imposition of monetary fines as well as civil or criminal sanctions such as compensation for damages. It can also adversely affect a company’s reputation or brand image or incur additional costs related to information protection, any of which could harm the company’s financial results.

(7) SK Broadband is strengthening its marketing strategy centered on subscriber retention by providing fixed-line/wireless bundled products jointly with SK Telecom. However, regulatory policies of the Korea Communications Commission became stricter in the wireless communications market as competition intensified in the bundled products market among dominant network service providers recently. Therefore, synergy effects generated by fixed-line/wireless or IP TV products provided jointly by SK Telecom and SK Broadband may decrease, which may diminish the effects of the comprehensive Share Exchange.

Since July 2007, the Korea Communications Commission has authorized dominant network service providers to offer bundled services, as a means to resolve the decrease in profitability and growth stagnation of telecommunications service providers due to intense marketing competition, to generate synergy effects and increase sales of bundled products due to the convergence of fixed-line and wireless industries, and to achieve qualitative growth in the industry by promoting expansion of big data services such as IP TV, games and multimedia. As a result, telecommunications service providers have been actively releasing bundled products.

In order to add new value to its fixed-line/wireless bundled products, SK Broadband is further strengthening cooperation with SK Telecom by developing a variety of competitive bundled products and building on each other’s brand power through a shared use of their distribution networks. By enhancing its bundled product offerings and strengthening marketing activities designed for subscriber retention, SK Broadband was able to reduce its IP TV churn rate. SK Broadband also strengthened marketing activities for its “B tv smart” IP TV product which was launched in November 2013, which resulted in an increase in the percentage of subscribers that select premium rate plans as well as an increase in ARPU levels based on monthly rates of standard plans.

However, recently, as regulatory policies of the Korea Communications Commission became stricter in the wireless communications market, competition intensified in the bundled products market among dominant network service providers. As a result, the Korea Communications Commission may continue to strengthen its regulatory policies. If regulations on bundled products become stricter, synergy effects generated by fixed-line/wireless or IP TV products provided jointly by SK Telecom and SK Broadband may decrease, which may diminish the effects of the comprehensive Share Exchange.

B.	Company Risks

(1)	SK Telecom

On January 29, 2015, SK Telecom announced its preliminary consolidated financial results for 2014. Operating revenue increased 3.4% in 2014 compared to 2013, mainly due to the expansion of SK Telecom’s LTE services and new businesses, as well as the effect of the acquisition of the retail distribution network division of SK Networks Co., Ltd. (“SK Networks”) by PS&Marketing Co., Ltd. (“PS&Marketing”), and the growth of its subsidiaries. Operating income, however, fell 9.2% in 2014 compared to 2013, mainly due to increased cost of goods sold for PS&Marketing’s handsets and increased marketing expenses for SK Telecom due to increased competition in acquiring LTE subscribers. On the other hand, profit for the year increased 11.8% in 2014 compared to 2013, due to higher equity method gains on a consolidated subsidiary, SK Hynix (KRW 916.4 billion in 2014). As these numbers are preliminary, audited figures may differ. Please refer to the annual business report of SK Telecom available on the FSS e-Disclosure System for final figures.

The below table sets forth the results of operations of SK Telecom for 2014 on a consolidated basis.

[Consolidated Results of Operations]

					(Unit: millions of KRW, %)
Classification		Current period	Prior period	% of change compared to prior period	Corresponding period in 2013	% of change compared to corresponding period in 2013 (%)
		4Q 2014	3Q 2014		4Q 2013

Revenue	Quarterly	4,289,026	4,367,484	-1.8%	4,294,841	-0.1%
	Annual	17,163,798	12,874,772	—	16,602,054	3.4%

Operating income	Quarterly	490,053	536,562	-8.7%	509,700	-3.9%
	Annual	1,825,105	1,335,052	—	2,011,109	-9.2%

Income tax expense from continuing operations	Quarterly	647,486	665,759	-2.7%	384,509	68.4%
	Annual	2,253,828	1,606,342	—	1,827,102	23.4%

Profit for the year	Quarterly	503,370	531,002	-5.2%	293,670	71.4%
	Annual	1,799,320	1,295,950	—	1,609,549	11.8%

Profit attributable to owners of the parent company	Quarterly	501,280	531,548	-5.7%	314,140	59.6%
	Annual	1,801,178	1,299,898	—	1,638,964	9.9%

Source: SK Telecom’s 2014 annual business report

(1) In 2014, SK Telecom recorded operating revenues of KRW 17.2 trillion and operating income of KRW 1.8 trillion on a consolidated basis. Revenue increased slightly compared to 2013, while operating income decreased from KRW 2.0 trillion in 2013 (operating margin of 12.1%) to KRW 1.8 trillion in 2014 (operating margin of 10.6%). This primarily resulted from the increase in marketing expenses led by market competition, despite regulatory sanctions that telecommunications companies faced, such as suspension of business. In the LTE market, SK Telecom’s market share decreased continually from 53.2% as of December 31, 2011 (when LTE service was in its early stages) to 46.5% as of December 31, 2014 because of intensified competition and decrease in the number of subscribers who change their numbers after the adoption of the Mobile Device Distribution Improvement Act. Continued increase in marketing expenses due to intense competition among the three major telecommunications companies may have an adverse impact on SK Telecom’s profitability. Consolidated profit for the year increased to KRW 1.8 trillion in 2014 from KRW 1.6 trillion in 2013.

The following table sets forth key indicators of SK Telecom’s profitability on a consolidated basis, for the periods indicated.

[Summary Income Statement Data and Percentages – Consolidated]

				(Unit: millions of KRW)
Classification	For the year ended December 31,
	2014	2013	2012	2011	2010
Operating revenue	17,163,798	16,602,054	16,141,409	15,803,174	15,392,715
Operating income	1,825,105	2,011,109	1,730,049	2,266,197	2,537,924
Profit for the year	1,799,320	1,609,549	1,115,663	1,582,073	1,766,835
Operating margin	10.6%	12.1%	10.7%	14.3%	16.49%
EBITDA margin	27.5%	29.2%	26.9%	28.40%	28.60%
Net profit margin	10.5%	9.7%	6.9%	10.0%	11.5%

Source: SK Telecom’s annual business report and audited consolidated financial statements

1.	EBITDA margin = (Operating income + depreciation and amortization expense) / Revenue

The following table sets forth key indicators of SK Telecom’s profitability on a separate basis, for the periods indicated.

[Summary Income Statement Data and Percentages – Separate]

				(Unit: millions of KRW)
Classification	For the year ended December 31,
	2014	2013	2012	2011	2010
Operating revenue	13,012,644	12,860,379	12,332,719	15,926,469	15,926,469
Operating income	1,737,160	1,969,684	1,675,388	2,295,613	2,295,613
Profit for the year	1,028,541	910,157	1,242,767	1,694,363	1,947,008
Operating margin	13.3%	15.3%	13.6%	14.4%	14.4%
EBITDA margin	30.3%	31.8%	28.5%	25.7%	24.8%
Net profit margin	7.9%	7.1%	10.1%	10.6%	12.2%

Source: SK Telecom’s annual business report and audited financial statements

1.	EBITDA margin = (Operating income + depreciation and amortization expense) / Revenue

Operating revenue and operating income for 2014 were KRW 17.1638 trillion and KRW 1.8251 trillion, respectively, on a consolidated basis, and KRW 13.0126 trillion and KRW 1.7372 trillion, respectively, on a separate basis. SK Telecom’s revenue is continuing to grow based on a strong market share of its cellular services segment. SK Telecom’s revenue increased by 3.4% on a consolidated basis and 1.2% on a separate basis, largely due to the strong performance of it and its major subsidiaries including SK Broadband and SK Planet.

However, operating income fell 9.2% from KRW 2.01 trillion in 2013 to KRW 1.83 trillion in 2014 on a consolidated basis. Consolidated operating margin for 2014 (10.6%) was also lower than that of 2013 (12.1%), as was separate operating margin (2014: 13.3%, 2013: 15.3%). This was due primarily to increased marketing expenses (from KRW 3.43 trillion in 2013 to KRW 3.57 trillion in 2014) led by intensified competition in the telecommunications industry, despite the suspension of business at telecommunications service providers that took place during the first half of 2014. Especially during the first quarter of 2014, aggressive marketing activities to secure LTE subscribers led to increased marketing expenses and a significant decrease in profitability (33.7% as a percentage of revenue). However, with an increase in ARPU levels led by the increase in LTE subscribers, a business suspension (45 days from April 5 through May 19) and a decrease in the number of subscribers who switched wireless telecommunications service providers subsequent to the implementation of the Mobile Device Distribution Improvement Act, operating margin and the marketing expense to revenue ratio returned to prior levels. While marketing expenses are as high as 25% to 28% of revenue on average, it is unlikely that annual marketing expenses will bounce back dramatically amidst increased governmental regulation, such as through the Mobile Device Distribution Improvement Act which took effect in October 2014. Consolidated profit for the year increased 9.9% from KRW 1.61 trillion in 2013 to KRW 1.8 trillion in 2014. Consolidated net income margin also improved from 9.7% for 2013 to 10.5% for 2014.

While consolidated operating margin and consolidated net income margin for 2013 increased slightly compared to 2012, they fell short of the corresponding margins for 2011 (14.4% and 9.9%, respectively). Although separate operating margin increased to 15.3% for 2013 compared to 13.6% for 2012, net income margin decreased to 7.1% for 2013 from 10.1% for 2012. This was due primarily to the loss on disposal of intangible assets (KRW 199.6 billion) that was incurred as a result of returning the existing right to use frequencies in the 1.8 GHz spectrum following the allocation of a new frequency band in the 1.8 GHz spectrum during the third quarter of 2013. This was a one-off event that resulted from compliance with the procedural requirements of frequency reallocation.

[Marketing Expense Data]

						(Unit: billions of KRW)
Classification	4Q 2014	3Q 2014	2Q 2014	1Q 2014	For the year ended December 31,
					2014	2013	2012	2011
Marketing Expense	816	832	825	1,100	3,573	3,248	3,474	3,236
Percentage of Revenue	25.7%	25.2%	25.3%	33.7%	27.5%	26.7%	28.2%	25.8%

Source: SK Telecom’s IR material, non-consolidated

Marketing Expense

SK Telecom continues to maintain a leading market position in terms of revenue and income, and it expects to continue to maintain profitability based on its robust market share.

[Comparison of Profitability of the Three Telecommunications Service Providers in 2014]

	(Unit: millions of KRW)
Classification	SK Telecom	KT	LG U+
Operating revenue	17,163,798	23,421,673	10,999,828
Operating income	1,825,105	(291,653)	576,338
Profit for the year	1,799,320	(966,176)	227,721
Operating margin	10.6%	-1.2%	5.2%
Net profit margin	10.5%	-4.1%	2.1%

Source: 2014 earnings releases and audit reports of the service provider, each on a consolidated basis

SK Telecom’s operations are reported in three segments: (1) cellular services, which include cellular voice service, (2) fixed-line telecommunication services, which include fixed-line telephone services, broadband Internet services and IP TV services, and (3) others, which include search advertising and content. The following table sets forth SK Telecom’s revenue by segment for the periods indicated.

[Revenue by Segment]

		(Unit: millions of KRW)
	Item	As of December 31,
Segment		2014	2013	2012	2011

Cellular	Revenue	13,527,881	13,315,532	13,218,904	13,101,945
	Percentage of total revenue	78.8%	80.2%	81.1%	82.9%
	Operating revenue	1,754,433	1,986,106	1,683,431	2,067,345
	Operating income	13.0%	14.9%	12.7%	15.8%

Fixed-line telecommunications	Revenue	2,449,920	2,324,389	2,193,861	2,162,568
	Percentage of total revenue	14.3%	14.0%	13.5%	13.7%
	Operating revenue	80,423	55,625	53,115	21,309
	Operating income	3.3%	2.4%	2.4%	1.0%

Others	Revenue	1,185,997	962,133	728,644	538,661
	Percentage of total revenue	6.9%	5.8%	5.4%	3.4%
	Operating revenue	-9,751	-30,622	23,625	177,543
	Operating income	-0.8%	-3.2%	2.7%	33.0%

Total	Revenue	17,163,798	16,602,054	16,141,409	15,803,174
	Percentage of total revenue	100.0%	100.0%	100.0%	100.0%
	Operating revenue	1,825,105	2,011,109	1,760,171	2,266,197
	Operating income	10.6%	12.1%	10.8%	14.3%

Source: SK Telecom’s annual business reports and half-year reports, each on a consolidated basis

1.	Revenues in 2011 and 2012 reflect the profit/loss from discontinued operations related to the sale of Loen Entertainment Inc.

Revenue has shown a steady year-on-year growth across the board. The cellular services segment accounted for the largest share at 78.8% of total revenue for 2014, followed by the fixed-line telecommunications services segment at 14.3% and the others segment at 6.9%, each on a consolidated basis. Operating margins for the cellular service, fixed-line telecommunications service and others segments were 13.3%, 3.3% (0.8)%, respectively, for 2014.

As Korea’s first wireless telecommunications service provider, SK Telecom remains a market leader in the cellular services segment. SK Telecom has developed a robust subscriber base and a market dominant position by offering high-quality services. Despite the intensifying competition in the wireless telecommunications industry, SK Telecom maintains approximately 50% (28.61 million subscribers as of December 31, 2014, including subscribers of MVNOs that use on SK Telecom’s wireless networks) of total wireless subscribers.

In terms of the number of subscribers, the MVNO market as a percentage of the overall wireless telecommunications sector increased to 8.0% as of December 31, 2014, up 7.2 percentage points from 0.8% as of December 31, 2011, in part due to the Government’s commitment to foster the MVNO industry in recent years. The entry of MVNOs into the market may adversely affect SK Telecom’s profitability.

[Wireless Telecommunications Services – Market Share]

																			(Unit: ten thousands of subscribers)
			As of December 31,								As of June 30, 2014		As of July 31, 2014		As of August 31, 2014		As of September 30, 2014		As of October 31, 2014		As of November 30, 2014		As of December 31, 2014
Classification			2009	2010	2011		2012		2013
Market Share based on Number of Subscribers		SK Telecom	50.6%	50.6%	50.5%		49.5%		48.1%		47.1%		47.0%		46.9%		46.6%		46.4%		46.3%		46.3%
		KT	31.3%	31.6%	30.9%		29.5%		28.0%		27.3%		27.2%		27.0%		27.0%		26.9%		26.8%		26.7%
	MNO	LG U +	18.1%	17.8%	17.8%		18.5%		19.4%		19.3%		19.3%		19.2%		19.1%		19.1%		19.0%		19.1%
	MVNOs (subscribers of MVNOs leasing SK Telecom’s networks, as a percentage of total MVNO subscribers)		N/A	N/A	0.8 (15.0	% %)	2.4 (32.0	% %)	4.6 (43.0	% %)	6.3 (47.3	% %)	6.6 (47.0	% %)	6.9 (47.0	% %)	7.3 (47.6	% %)	7.6 (47.2	% %)	7.9 (46.9	% %)	8.0 (46.7	% %)

	Total		100.0%	100.0%	100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%		100.0%

		SK Telecom	2,427	2,570	2,650		2,656		2,629		2,624		2,633		2,641		2,643		2,637		2,642		2,647
		KT	1,502	1,604	1,625		1,585		1,529		1,520		1,521		1,523		1,533		1,529		1,526		1,525
		LG U +	866	902	936		995		1,062		1,074		1,079		1,081		1,084		1,083		1,086		1,090
	MNO	Subtotal	4,795	5,076	5,211		5,236		5,220		5,218		5,233		5,245		5,260		5,249		5,254		5,262
		SK Telecom networks	N/A	N/A	6		41		107		165		173		183		197		204		210		214
		KT networks	N/A	N/A	31		65		117		157		169		177		185		195		204		208
		LG U + networks	N/A	N/A	3		22		25		27		26		29		32		33		34		36
	MVNO	Subtotal	N/A	N/A	40		128		249		349		368		389		414		432		448		458

Number of Subscribers	Total		4,795	5,076	5,251		5,364		5,469		5,567		5,601		5,634		5,674		5,681		5,702		5,720

Source: Korea Communications Commission, MSIP

1.	N/A = Not available
2.	MVNO (Mobile Virtual Network Operator): operators of the “altteul” phone service, which is a more inexpensive service than that of MNOs, provided on leased networks of telecommunications service providers. Subscriber data available starting from 2011.
3.	MNO (Mobile Network Operator): wireless telecommunications service providers, namely SK Telecom, KT and LG U+.

As of December 31, 2014, SK Telecom also maintained 46.5% of total subscribers of LTE services, which did not fully develop until 2012. In the LTE market, SK Telecom’s market share decreased continually from 53.2% as of December 31, 2011 (when LTE service was in its early stages) to 46.5% as of December 31, 2014 because of intensified competition and decrease in the number of subscribers who change their numbers after the adoption of the Mobile Device Distribution Improvement Act. However, the introduction of new services and technologies such as LTE and LTE-A services resulted in an increase in ARPU levels, as indicated below. From 2011 to 2013, total ARPU increased from KRW 40,338 to KRW 42,337, and billing ARPU increased from KRW 33,178 to KRW 34,551. In 2014, total ARPU and billing ARPU amounted to KRW 44,123 and KRW 36,100, respectively, up 4.1% and 4.5%, respectively, compared to 2013.

[Market Shares in Terms of LTE Subscribers]

	As of December 31,
Classification	2014	2013	2012	2011
SK Telecom	46.5%	47.4%	47.6%	53.2%
KT	30.0%	27.7%	24.7%	0.0%
LG U +	23.5%	24.9%	27.7%	46.8%

Source: MSIP

Source: Korea Communications Commission, MSIP, Korea Investors Service

[SK Telecom – ARPU on a Separate Basis]

					(Unit: KRW)
					As of December 31,
Classification	4Q 2014	3Q 2014	2Q 2014	1Q 2014	2014	2013	2012	2011
Total ARPU	43,645	44,892	44,217	43,737	44,123	42,377	40,128	40,338
Billing ARPU	36,673	36,417	36,013	35,309	36,100	34,551	33,016	33,178

1.	Includes SK Planet’s results. Based on the number of SK Telecom’s subscribers.
2.	Billing ARPU = revenue from cellular voice service revenue – initial subscription fee

Source: SK Telecom’s internal data

SK Telecom – Billing ARPU on a Separate Basis

Source: SK Telecom’s IR material

Despite a general slowdown due to the highly saturated broadband Internet market conditions and the bundling of fixed-line/wireless services, revenues from the fixed-line telecommunications services segment have increased due primarily to growth in the IP TV and leased line services. The growth of IP TV services is primarily driven by the convergence of telecommunications and broadcasting services and SK Telecom’s strong presence in the broadband Internet market. SK Telecom is also expanding its customer base in the leased line services market by partnering with its affiliates. However, as the fixed-line telecommunications services segment accounts for only 14% of total revenue, any growth of the segment will likely have a limited impact on overall growth.

As the wireless and fixed-line telecommunications markets are nearly saturated, growth in revenue is likely to slow down, and revenues from the cellular and fixed-line telecommunications services segments as a percentage of total revenue is expected to decrease gradually as revenues from content, platform and other Internet-related services continue to increase (revenue generated from the “others” segment as a percentage of total revenue increased from 3.4% in 2011 to 6.9% in 2014). It is expected that revenues will not fluctuate dramatically, however, considering the absolute size of the telecommunications market, the nature of telecommunications services as a necessary good, and the growth potential for wireless data service as smartphone penetration increases. In addition, it is highly unlikely that SK Telecom’s revenue will plunge given the high entrance barrier in the telecommunications market that resulted from the need for significant upfront capital expenditures, as well as SK Telecom’s stable market share. Also, given its past experience and the Government’s regulatory intervention, SK Telecom does not expect that marketing expenses will soar again.

However, in the event competition intensifies in the nearly saturated telecommunications market, any increases in marketing expenses may directly result in increased operating expenses. Although service providers will likely regain profitability once the Government implements market stabilization measures to ease competition, investors should note that excessive marketing expenditures may adversely affect SK Telecom’s profitability.

(2) SK Telecom’s consolidated debt-to-equity ratio and total borrowings to total assets ratio are stable at 83.2% and 24.2%, respectively, as of December 31, 2014. However, compared to December 31, 2013, total borrowings as a percentage of total assets increased slightly. In addition, SK Telecom incurred losses from investments over the last three years in its efforts to enter overseas telecommunications markets and diversify into non-telecommunications businesses. In 2014, net cash used in investing activities was KRW 3.6831 trillion. As SK Telecom generates stable cash flows from operating activities based on its competitive edge in the market and also holds a sizable amount of disposable non-operating assets, SK Telecom expects that debt levels will gradually decrease.

SK Telecom’s total borrowings (as defined below) on a consolidated bases increased significantly in 2012 from KRW 5.7968 trillion as of December 31, 2011 to KRW 6.6637 trillion as of December 31, 2012, due primarily to major cash outflows resulting from the spin-off of SK Planet (cash outflow of KRW 500 billion) and the acquisition of SK Hynix shares (for KRW 3.4 trillion). Total borrowings decreased slightly in 2013 to KRW 6.5388 trillion as of December 31, 2013 but bounced back to KRW 6.7562 trillion as of December 31, 2014 as a result of an increase in short-term borrowings related to dividend payments and operating expenses and the issuance of non-guaranteed bonds for redemption of commercial papers.

[Borrowings – consolidated basis]

	(Unit: millions of KRW)
Classification	As of December 31,
	2014	2013	2012	2011
Total borrowing	6,756,192	6,312,663	6,663,699	5,796,795
Cash and cash equivalents	834,429	1,398,639	920,125	1,650,794
Net borrowings	5,921,763	4,914,024	5,743,574	4,146,001
Debt-to-equity ratio	83.2%	87.6%	99.1%	91.4%
Current ratio	93.8%	84.4%	85.7%	91.7%
Ratio of total borrowings to total assets	24.2%	23.8%	26.0%	23.8%

Source: Annual business reports for 2011, 2012, and 2013, and audited consolidated financial statements for 2014

1.	Total borrowing = short-term borrowings + current portion of debentures and long-term borrowings + debentures + long-term borrowings

[Borrowings – separate basis]

	(Unit: millions of KRW)
Classification	As of December 31,
	2014	2013	2012	2011
Total borrowing	5,147,147	4,982,605	5,225,550	3,662,030
Cash and cash equivalents	248,311	448,459	256,577	895,558
Net borrowings	4,898,836	4,534,146	4,968,973	2,766,472
Debt-to-equity ratio	67.7%	71.4%	79.8%	71.5%
Current ratio	79.6%	65.7%	59.6%	88.4%
Ratio of total borrowings to total assets	22.7%	21.8%	23.5%	17.8%

Source: Annual business reports for 2011, 2012, and 2013, and audited financial statements for 2014

1.	Total borrowings = short-term borrowings + current portion of debentures and long-term borrowings + debentures + long-term borrowings

As of December 31, 2014, the debt-to-equity ratio was 83.2% on a consolidated basis and 67.7% on a separate basis, in each case below 100%, and had decreased compared to prior year-end. The total borrowings to total assets ratio remained stable at 24.2% on a consolidated basis and 22.7% on a separate basis. Maturity dates for debentures, which account for most of the outstanding borrowings, are fairly widely distributed over time until 2033. As SK Telecom generates stable cash flows from operating activities based on its competitive edge in the market and also holds a sizable amount of disposable non-operating assets, SK Telecom expects that debt levels will gradually decrease.

[Debt Profile]

	(Unit: millions of KRW)
Classification	As of December 31,
	2014	2013	2012	2011
Short-term borrowings and commercial paper	366,600	260,000	600,244	700,713
Current portion of debentures and long-term borrowings	590,714	1,042,276	714,997	1,543,221
Long-term borrowings	149,720	104,808	369,237	323,852
Debentures	5,649,158	4,905,579	4,979,220	3,229,009
Total	6,756,192	6,312,663	6,663,698	5,796,795

Source: Audited consolidated financial statements for 2011, 2012, 2013 and 2014

[The 1st Hybrid Capital Securities]

	(Unit: thousands of KRW)
Classification	Type	Issue date	Maturity date	Annual interest rate (%)	Amount
The 1st private placement bond type hybrid capital securities	Non-registered, non-guaranteed subordinated bonds with coupon	June 7, 2013	June 7, 2073	4.21	400,000,000
Offering expense					(1,482,000)
Total					398,518,000

Source: 2014 annual business report on a consolidated basis

1.	SK Telecom can elect to extend maturity without any notice or announcement.
2.	Interest rate is reset five years after the issue date.

In 2014, SK Telecom recorded cash provided by operating activities of KRW 3.6774 trillion on a consolidated basis, up 3.3% compared to 2013. However, due to a decrease in cash provided by investing activities, SK Telecom recorded a net decrease in cash of KRW 564.2 billion in 2014. The following table sets forth a summary statement of cash flows on a consolidated basis, for the periods indicated.

[Summary Statement of Cash Flows]

	(Unit: millions of KRW)
	For the year ended December 31,
Classification	2014	2013	2012	2011
Cash and cash equivalents at beginning of year	1,398,639	920,125	1,650,794	659,405
Cash flows from operating activities	3,677,385	3,558,570	3,999,664	6,306,395
Cash flows from investing activities	(3,683,165)	(2,506,477)	(5,309,584)	(4,239,061)
Cash flows from financing activities	(559,399)	(573,157)	585,267	(1,079,315)
Effect of changes in exchange rates etc.	969	(422)	(6,016)	3,370
Net increase (decrease)	(564,210)	478,514	(730,669)	991,389
Cash and cash equivalents at end of year	834,429	1,398,639	920,125	1,650,794

Source: Annual business reports for 2011, 2012, 2013 and 2014, on a consolidated basis

Cash flows are affected by SK Telecom’s continued investments in subsidiaries and affiliates as part of its efforts to enter overseas telecommunications markets and diversify into non-telecommunications businesses. On February 14, 2012, SK Telecom acquired 146,100,000 shares (existing and newly issued) of SK Hynix (share ownership interest: 21.1%), through which it incurred a cash outflow of KRW 3.3747 trillion. SK Telecom continued to make investments in 2014 to strengthen its market competitiveness and to diversify its businesses, including through the acquisition of the retail distribution segment of SK Networks to strengthen SK Telecom’s distribution channel (KRW 123.7 billion), the acquisition of the security company Neos Networks Co., Ltd. (KRW 24 billion), and the acquisition of Iriver Ltd. (“Iriver”) and an increase of Iriver’s paid-in capital (KRW 59.5 billion). The following table sets forth summary information on cash flows from investing activities for the periods indicated.

[Cash Flows from Investing Activities]

	(Unit: millions of KRW)
	For the year ended December 31,
Classification	2014	2013	2012	2011
Cash flows from investing activities	(3,683,165)	(2,506,477)	(5,309,584)	(4,239,061)
Disposals of (investments in) associates and joint ventures	(52,687)	(54,117)	(3,097,315)	(233,594)
Disposals (acquisition) of long-term investment assets (acquisition)	23,982	265,636	418,488	(66,580)
Disposals (acquisition) of property and equipment	(2,982,883)	(2,866,547)	(3,123,227)	(2,925,360)

Disposals (acquisition) of intangible assets	(119,750)	(240,907)	(125,201)	(594,605)
Other cash flows from investing activities	(551,827)	389,458	617,671	(418,922)

Source: Annual business reports for 2011, 2012, 2013 and 2014, on a consolidated basis

As of December 31, 2014, the outstanding amount of borrowings and debentures with a maturity date of less than a year was KRW 1.1575 trillion. Considering the cash and cash equivalents of KRW 834.4 billion, short-term financial instruments (excluding restricted deposits) of KRW 222.7 billion and annual operating income of around KRW 2 trillion, it is unlikely that SK Telecom will be exposed to short-term liquidity risk

[Maturity Profile of Borrowings and Debentures]

	(Unit: millions of KRW)
Classification	As of December 31, 2014
	Book value	Contractual cash flows	Less than 1 year	1 ~ 5 years	More than 5 years
Borrowings	537,562	555,407	386,814	129,047	39,546
Debentures(*)	6,218,630	7,516,339	770,663	4,082,384	2,663,292
Total	6,756,192	8,071,746	1,157,477	4,211,431	2,702,838

Source: SK Telecom’s audited consolidated financial statements

1.	Contractual cash flows reflect interest payments but not discounts.

SK Telecom believes that it has access to an adequate level of liquidity considering its sound financial structure and well-balanced maturity profile as well as its ability to collateralize its assets or to refinance based on its AAA domestic credit rating. Although additional funding may be needed for potential capital expenditures (approximately KRW 2 trillion annually), dividend payments (average of KRW 650 billion based on the past three years) and other requirements, SK Telecom expects that it will be able to manage those needs based on its outstanding cash and cash equivalents and its ability to generate additional cash.

(3) SK Telecom has pending lawsuits with an aggregate claim of approximately KRW 6 billion on a consolidated basis (about 0.33% of its 2014 consolidated operating income). Their potential financial impact is difficult to measure, as final judgments have not been rendered yet.

The information set forth below concerning contingent liabilities and other related matters are current as of December 31, 2014. Investors should refer to such information when making investment decisions.

•	SK Telecom

A lawsuit over payment of copyright license fees related to SK Telecom’s “COLORing” services is pending at an appellate court. The amount of damages sought is approximately KRW 570 million. The potential financial impact is difficult to predict as the final judgment has not yet been made.

Lawsuit over copyright license fees for the “COLORing” service of SK Telecom

A. Background: Korea Music Copyright Association (“KOMCA”) filed a lawsuit against SK Telecom seeking license fees of SK Telecom’s “COLORing” service that plays a ring back melody in lieu of a conventional dial tone for a flat monthly fee of KRW 900.

B. Date of Filing: May 7, 2010

C. Parties: KOMCA (plaintiff), SK Telecom (defendant)

D. Status: October 26, 2011 – Appellate court decided against SK Telecom; July 11, 2013 – Supreme court overturned the appellate court’s decision and sent the case back to the appellate court for further deliberation.

E. Future hearings and SK Telecom’s plan: Although the trial and appellate courts decided against SK Telecom, the Supreme Court remanded the case to the appellate court in favor of SK Telecom. While this case remains pending at the appellate court and the outcome cannot be predicted with certainty, appellate courts have previously ruled similar cases in favor of KT and LG U+, and SK Telecom expects to have the same favorable ruling.

F. Impact on the company’s business and financial condition: The amount of damages sought is approximately KRW 570 million. Although this case remains pending and, as such, there is no current impact, in the event the final judgment is rendered against SK Telecom, SK Telecom may be required to pay increased on-going license fees to KOMCA.

Note: Actual impact may vary depending on the outcome of the lawsuit.

•	SK Broadband

	(Unit: thousands of KRW)
Case	Date of filing	Damages sought	Progress
Claim for damages by Hae In Network Inc.	March 2013	101,000	Trial in progress
Claim for damages by Mactelecom Co., Ltd. and 5 other plaintiffs	January 2012	606,000	Trial in progress
Claim for damages by GT Com Co., Ltd	March 2014	101,000	Trial in progress
Other claims brought against SK Broadband		207,861
Total		1,015,861

Source: 2014 audited financial statements and notes thereto

The aggregate amount of damages sought against SK Broadband, a subsidiary of SK Telecom, is KRW 1.02 billion, or 0.09% of its total equity (KRW 1.1216 trillion) as of December 31, 2014. As such, these claims are not expected to have a material financial impact on SK Broadband.

Meanwhile, SK Broadband has certain of its owned buildings pledged as collateral for a total value of KRW 14.2 billion in connection with building leases. The SK Broadband board of directors also approved the pledging of certain deposits as collateral for the purpose of providing financing for its employee stock ownership association. As of December 31, 2014, SK Broadband had financial instruments valued at KRW 2.071 billion pledged as collateral for this purpose.

•	SK Communications

As of December 31, 2014, the aggregate amount of damages sought against SK Communications in the legal proceedings that are pending is KRW 2.096 billion. There are lawsuits filed against SK Communications in connection with a leak of personal information of subscribers of the NATE website operated by SK Communications. With respect to a few of the lawsuits, the relevant district courts have rendered judgments for SK Communications. With respect to one of the lawsuits, the relevant high court has rendered judgment for the relevant plaintiff’s claims in part, and this case remains pending. SK Communications cannot predict the outcome of these proceedings, and its financial statements do not reflect such matters of uncertainty. SK Communications does not expect that the outcome of these proceedings would have a material impact on its financial condition.

The following table sets forth information on major payment guarantees provided by third parties to SK Communications, a consolidated subsidiary of SK Telecom, as of December 31, 2014.

Guarantor	Subjects Covered by Guarantee	Amount (thousands of KRW)
Seoul Guarantee Insurance	Prepaid cards	700,000
Seoul Guarantee Insurance	Provisional attachment against claims	863,000
Seoul Guarantee Insurance	Production and publication of cartoon series	160,000

•	SK Planet

As of December 31, 2014, there is one lawsuit pending against SK Planet, with KRW 78 million in the amount of damages sought. SK Planet cannot predict the outcome of this proceeding, and its financial statements do not reflect such matters of uncertainty.

•	PS&Marketing

PS&Marketing, a consolidated subsidiary of SK Telecom, has a KRW 3 billion payment guarantee provided by Shinhan Bank in connection with purchases of handset devices from Apple Korea Ltd.

Except as described above, SK Telecom is not involved in any legal proceedings relating to claims which may have a significant effect on its financial position.

For further details, please refer to “Other Information Relating to the Protection of Investors” in SK Telecom’s annual business report for 2014.

Following service disruptions for over five hours on March 20, 2014, SK Telecom compensated all subscribers by way of fee reduction. This incident did not have a material impact on SK Telecom’s profitability, but investors should note that similar incidents may recur in the future.

(4) SK Telecom is part of the SK Group, and is closely related to other affiliates. As of the day before the submission of the Securities Registration Statement, SK Telecom had a total of 38 consolidated subsidiaries. As a result, changes in the business environment and brand image of affiliates may have a direct and/or indirect impact on SK Telecom.

Although the SK Group’s early growth was driven by the textile industry, it has achieved significant growth in recent years as a business group led by information and communications, energy and chemicals industries following its acquisition of SK Corporation (formerly Korean Gas Public Corporation) in 1980 and SK Telecom (formerly Korean Mobile Communications) in 1994.

Telecommunications, energy and chemicals constitute the core business areas of the SK Group, and these core businesses are supported by other businesses in construction, distribution and other industries. Certain industries such as petroleum refining, chemicals, construction and shipping tend be highly cyclical, but the effect of such cyclicality is mitigated by the more stable performance of businesses in city gas, independent power production (IPP) and information and communications industries.

[Member companies of the SK Group]

Category of business	Listed	Privately-held
Holding company (1)	SK Holdings, Co., Ltd.	—

Energy & Chemicals (35)	SK Innovation Co., Ltd., SK Chemicals Co., Ltd., SKC Co., Ltd., SK Gas Co., Ltd., Busan City Gas Co., Ltd

SK E&S Co., Ltd.,

SK Energy Co., Ltd.,

SK Global Chemical Co., Ltd.,

SK Lubricants Co., Ltd.,

Daehan Oil Pipeline Corporation,

SK Mobile Energy Co., Ltd.,

Chungcheong Energy Service Co., Ltd,

Yeongnam Energy Service Co., Ltd.,

Initz Co., Ltd

Jeonbuk Energy Service Co., Ltd.,

Chonnam City Gas Co., Ltd.,

Kangwon City Gas Co., Ltd.,

Pyeongtaek Energy Service Co., Ltd.,

Entis Co., Ltd.,

SK Petrochemical Co., Ltd.,

SKC Airgas Co., Ltd.,

Ko-one Energy Service Co., Ltd.,

SKW Co., Ltd.,

Yubase Manufacturing Asia Corporation,

Ulsan Aromatics Co., Ltd.,

Gimcheon Energy Service Co., Ltd.,

PMP Co., Ltd.,

Wirye Energy Service Co., Ltd.,

Hanam energy service Co., Ltd.,

SK Incheon Petrochem,

SK Advanced Co., Ltd.,

SK Trading International,

Boryeong LNG Terminal Co., Ltd.,

SK Continental E-Motion Pte., Ltd.,

Jeonbuk Integrated Energy Co., Ltd.

Information and communications/ Electronics (19)	SK Telecom Co., Ltd., SK Communications Co., Ltd., SK Broadband Co., Ltd., SK C&C Co., Ltd. SK Hynix Co., Ltd., SKC Solmics Co., Ltd., iriver Ltd.

SK Planet Co., Ltd.,

SK Telesys Co., Ltd.,

SK Telink Co., Ltd.,

INFOSEC Inc.,

Commerce Planet Co., Ltd.,

Television Media Korea Inc.,

Network O&S Co., Ltd.,

Siliconfile Technologies Inc.,

AnTS Inc., SKC Lighting Co., Ltd.,

Bizensoft Co., Ltd

PS&Marketing Co., Ltd.

Construction/Distribution/Service (24)	SK Networks Co., Ltd.

SK Engineering & Construction Co., Ltd.,

SK Shipping Co., Ltd.,

Happynarae Co., Ltd.,

SK D&D Co., Ltd.,

M&Service Co., Ltd,

SK Encar Inc. F&U Credit Information Co., Ltd.,

SK Networks Service Co., Ltd.,

SK Hystec. Co., Ltd.

Neos Networks Co., Ltd., Netruck Co., Ltd.,

SK Syntec Co., Ltd.,

Category of business	Listed	Privately-held

Speed Motors Co., Ltd,

SK Hyeng Inc.,

G.Hub Co., Ltd.,

MKS Guarantee

SK Forest Co., Ltd.,

Dajeon Clean Water Co., Ltd.,

Gwangju Clean Water Co., Ltd.,

SK Pinx Co., Ltd,

iriver CS Co., Ltd,

Service Ace Co., Ltd.,

Service Top Co., Ltd.

Finance (1)	SK Securities Co., Ltd.	—

Others (5)	UB Care Co., Bioland Co.	SK Biopharmaceuticals Co., Ltd., SK Wyverns Co., Ltd., Jeju United FC Corporation

Source: 2014 annual business report

1.	Names changed recently: Ulsan Aromatics Co., Ltd. (formerly Aro Chemi Co., Ltd), Happynarae Co., Ltd. (formerly MRO Korea Co., Ltd), Bizensoft Co., Ltd. (formerly Telsk Co., Ltd.), SK Hystec. Co., Ltd. (formerly Hystec. Co., Ltd.), SK hyeng Co., Ltd. (formerly Hynix Engineering Co., Ltd.), Entis Co., Ltd (formerly SK Cytec Co., Ltd)

The SK Group consisted of 85 affiliated member companies as of December 31, 2014. The business group is regulated under the Fair Trade Act and affiliates within the SK Group are subject to restrictions on debt guarantees and direct financial support among one another. As of the date prior to the submission of the Securities Registration Statement, SK Telecom had 38 consolidated subsidiaries.

[Overview of Consolidated Subsidiaries]

				Ownership by SK Telecom (%)
Company Name	Location	Main Business	Fiscal Year- End	December 31, 2014	December 31, 2013
SK Telink Co., Ltd.	Korea	International calls & MVNO	December	83.5	83.5
M&Service Co., Ltd	Korea	Provision of database & online information	December	100.0	100.0
SK Communications Co., Ltd.	Korea	Provision of online information	December	64.6	64.6
Stonebridge Cinema Fund	Korea	Venture investment	December	56.0	56.0
Commerce Planet Co., Ltd	Korea	Management of online shopping malls	December	100.0	100.0
SK Broadband Co., Ltd.	Korea	Fixed-line telephony and other fixed-line telecommunications services	December	50.6	50.6
K-Net Culture & Contents Venture Fund	Korea	Venture investment	December	59.0	59.0
Fitech Focus Limited Partnership II	Korea	Venture investment	December	66.7	66.7
Open Innovation Fund	Korea	Venture investment	December	98.9	98.9
PS&Marketing Co., Ltd.	Korea	Telecommunication equipment sales	December	100.0	100.0
Service Ace Co., Ltd.	Korea	Customer service center management	December	100.0	100.0
Service Top Co., Ltd.	Korea	Customer service center management	December	100.0	100.0
Network O&S Co., Ltd.	Korea	Base station maintenance	December	100.0	100.0
BNCP Co., Ltd.	Korea	Internet service	December	100.0	100.0
Iconcube Holdings, Inc.(*1)	Korea	Investment	December	100.0	—
Iconcube, Inc.(*1)	Korea	Internet service	December	100.0	—
SK Planet Co., Ltd.	Korea	Telecommunications	December	100.0	100.0
Neos Networks Co., Ltd.(*1,2)	Korea	Security system service	December	66.7	—
iriver Limited(*1,3)	Korea	Video and audio equipment production	December	49.0	—
iriver CS Co., Ltd. (*1)	Korea	AS & distribution	December	100.0	—
iriver Enterprise Ltd.(*1)	Hong Kong	Management of Chinese subsidiaries	December	100.0	—
iriver America Inc.(*1)	USA	Marketing and sales in North America	December	100.0	—
iriver Inc.(*1)	USA	Marketing and sales in North America	December	100.0	—
iriver China Co., Ltd.(*1)	China	MP3,4 production & sales in china	December	100.0	—
Dongguan iriver Electronics Co., Ltd.(*1)	China	Manufacture of e-books etc. & sales in china	December	100.0	—
SK Telecom China Holdings Co. Ltd.	China	Investment (holding company)	December	100.0	100.0
Shenzhen E-eye High Tech Co., Ltd.	China	Manufacturing	December	65.5	65.5
SK Global Healthcare Business Group., Ltd.	Hong Kong	Investment	December	100.0	100.0
SK Planet Japan, K. K.	Japan	Digital content sourcing & supply	December	100.0	100.0
SKT Vietnam PTE. Ltd.	Singapore	Telecommunications	December	73.3	73.3
SK Planet Global PTE. Ltd.	Singapore	Digital content sourcing & supply	December	100.0	100.0
SKP GLOBAL HOLDINGS PTE. LTD.	Singapore	Investment (holding company)	December	100.0	100.0
SKT Americas, Inc.	USA	Data collection & consulting	December	100.0	100.0
SKP America LLC.	USA	Digital content sourcing & supply	December	100.0	100.0
YTK Investment Ltd.	Cayman	Investment	December	100.0	100.0
Atlas Investment	Cayman	Investment	December	100.0	100.0
Technology Innovation Partners, L.P.	USA	Investment	December	100.0	100.0
SK Telecom China Fund I L.P.	Cayman	Investment	December	100.0	100.0
shopkick Management Company, Inc.(*1)	USA	Investment	December	95.2	—
shopkick, Inc.(*1)	USA	Development of mileage-based e-commerce app	December	100.0	—

1.	Please refer to “Changes in the Scope of Consolidation” below.
2.	Due to the appraisal rights granted to non-controlling shareholders pursuant to a shareholders’ agreement, a 100% effective ownership by the controlling shareholder was applied in the preparation of consolidated financial statements.
3.	Although SK Telecom has less than 50% of the voting rights of Iriver, it is deemed to have effective control over Iriver as it has greater voting rights than any other voting rights holder or organized group of voting rights holders and the other shareholders are widely dispersed.

While SK Telecom has 50% or more voting rights over certain minor subsidiaries such as IM Shopping Inc. that are not consolidated, it was determined that such subsidiaries, either individually or collectively, would not have a material qualitative or quantitative impact on the consolidated financial statements. As such, they were excluded from consolidation in accordance with SK Telecom’s accounting policy relating to the scope of consolidation.

[Changes in the Scope of Consolidation]

	Subsidiary	Reason
Newly consolidated	Iconcube Holdings, Inc.	Spun off from BNCP Co., Ltd. during 2014
	Iconcube, Inc.	“
	Neos Networks Co., Ltd.	Interest acquired by SK Telecom during 2014
	Iriver Ltd.	“
	Iriver CS Co., Ltd.	“
	iriver Enterprise Ltd.	“
	iriver America, Inc.	“
	iriver Inc.	“
	iriver China Co. Ltd.	“
	Dongguan iriver Electronics Co. Ltd.	“
	shopkick Management Company, Inc.	Newly established by SKP America LLC during 2014
	shopkick, Inc	Interest acquired by shopkick Management Company, Inc. during 2014
Excluded from consolidation	—	—
	—	—

[Summary Financial Information of the Consolidated Subsidiaries]

				(Unit: millions of KRW)
	As of December 31, 2014
Consolidated Subsidiary	Total Assets	Total Liabilities	Total Equity	Revenue	Profit (Loss)
SK Telink Co., Ltd.	324,028	184,074	139,954	465,463	13,073
M&Service Co., Ltd	78,826	36,817	42,009	133,789	7,492
SK Communications Co., Ltd.	176,168	41,987	134,181	93,910	(18,386)
Stonebridge Cinema Fund	11,137	320	10,817	—	383
Commerce Planet Co., Ltd	26,078	27,259	(1,181)	64,509	933
SK Broadband Co., Ltd.	3,109,991	1,988,379	1,121,612	2,654,381	4,307
K-Net Culture & Contents Venture Fund	21,094	4	21,090	—	4,920
Fitech Focus Limited Partnership II	19,301	—	19,301	—	(2,055)
Open Innovation Fund	21,765	—	21,765	—	(6,266)
PS&Marketing Co., Ltd.	544,292	336,221	208,071	1,627,217	2,817
Service Ace Co., Ltd.	66,336	37,770	28,566	207,427	3,570
Service Top Co., Ltd.	57,032	36,723	20,309	188,835	3,503
Network O&S Co., Ltd.	71,348	45,770	25,578	211,916	3,823
BNCP Co., Ltd.	6,785	5,887	898	12,869	(1,505)
Iconcube Holdings, Inc.(*1)	1,415	515	900	630	(2,284)
SK Planet Co., Ltd	2,579,286	746,832	1,832,454	1,512,492	1,593
Neos Networks Co., Ltd.	31,633	13,251	18,382	33,302	(1,989)
Iriver Ltd.(*2)	61,945	14,392	47,553	53,192	2,345
SK Telecom China Holdings Co., Ltd.	37,877	2,335	35,542	12,420	1,058
Shenzhen E-eye High Tech Co., Ltd.	15,566	408	15,158	3,637	(1,143)
SK Global Healthcare Business Group., Ltd.	25,874	—	25,874	—	(689)
SK Planet Japan, K. K.	5,222	1,638	3,584	93	(4,561)
SKT Vietnam PTE. Ltd.	4,242	1,286	2,956	—	(73)
SK Planet Global PTE. Ltd.	4,215	64	4,151	87	(2,543)
SKP GLOBAL HOLDINGS PTE. LTD.	29,529	11	29,518	—	(9,716)
SKT Americas, Inc.	42,159	554	41,605	9,100	(5)
SKP America LLC.	297,981	67	297,914	—	(2,370)
YTK Investment Ltd.	27,944	—	27,944	—	(15,259)
Atlas Investment(*3)	66,825	94	66,731	—	(6,626)
shopkick Management Company, Inc.	230,925	—	230,925	—	—
shopkick, Inc.	28,216	13,698	14,518	—	—

1.	The summary financial information of Iconcube Holdings, Inc. includes financial information of Icon-Cube Co., Ltd., another consolidated subsidiary of SK Telecom.
2.	The summary financial information of Iriver includes financial information of iriver CS Co. Ltd., iriver Enterprise Ltd., iriver America Inc., iriver Inc., iriver China Co., Ltd. and Dong-guan iriver Electronics Co., Ltd., each a consolidated subsidiary of SK Telecom.
3.	The summary financial information of Atlas Investment includes financial information of Technology Innovation Partners, L.P. and SK Telecom China Fund I L.P., each a consolidated subsidiary of SK Telecom.

To enhance its core competencies and management efficiency and thereby maximize shareholder value, SK Telecom spun off its platform business segment and established SK Planet effective as of October 1, 2011, in accordance with the resolution passed by SK Telecom’s board of directors on July 19, 2011 and the resolution passed at the shareholders’ meeting of August 31, 2011. The registration of the spin-off was completed on October 5, 2011. The following table sets forth summary information on the spin-off.

Description
Method of Spin-off	Simple vertical spin-off
Resulting Companies	SK Telecom Co., Ltd. (Surviving Company) SK Planet Co., Ltd. (New Company)
Effective Date	October 1, 2011

A summary statement of financial position before and after the spin-off is set forth below.

(Unit: millions of KRW)
Classification	Before spin-off (as of September 30, 2011)	After spin-off (October 1, 2011)
	SK Telecom	SK Telecom	SK Planet
Total Assets	19,400,114	19,084,651	1,545,537
Total Liabilities	7,673,828	7,358,365	315,463
Total Equity	11,726,286	11,726,286	1,230,074

SK Telecom offers various fixed-line and wireless telecommunications service products through a major subsidiary, PS&Marketing, in order to strengthen its distribution channel. On February 20, 2014, the board of directors of PS&Marketing resolved to approve the acquisition of the retail distribution business of the information technology and mobile communications segment of SK Networks, including related assets, liabilities, contracts and personnel, for a price of KRW 123.7 billion.

[Report of a Material Event by PS&Marketing, a Subsidiary]

	1. Business acquired	SK Networks’ retail distribution of handset devices

	2. Details of business acquired	Acquisition of the assets, liabilities, contracts and personnel related to the retail distribution business of the Information technology and Mobile communications segment of SK Networks

	3. Acquisition price (KRW)	123,700,000,000

	4. Purpose of acquisition	Strengthen PS&Marketing’s mid- to long-term competitiveness in distribution services

	5. Scheduled date of acquisition	April 30, 2014

6. Seller	Name	SK Networks, Co., Ltd.
	Capital (KRW)	648,653,775,000
	Principal operations	Energy/Information communication, Distribution, Trade, Fashion, Hotel
	Headquarters	791 Gyeongsu-daero (Yeonghwa-dong), Jangan-gu, Suwon, Gyeonggi-do
	Relationship to SK Telecom	Affiliate

	7. Effects of acquisition	Expand retail infrastructure and distribution network to increase sales and enhance customer service

	8. Exercise of appraisal rights	—

	9. Scheduled date of meeting of shareholders	February 20, 2014

	10. Scheduled date of meeting of board of directors	February 20, 2014

	11. Report to the Fair Trade Commission	Applicable

	12. Other considerations in making investment decision	- 3. Acquisition price 5. Scheduled date of acquisition, etc. may be subject to change by the agreement and arrangement of the parties to the acquisition

ø Related public filing	—

Source: Electronic disclosure system – Decision on acquisition of business (Report of a Material Event by PS&Marketing, a Subsidiary (March 20, 2014))

On February 20, 2014, the board of directors of SK Telecom resolved to approve an additional investment of KRW 100 billion (20 million common shares) in PS&Marketing, in order to increase its mid- to long-term competitiveness in distribution. The investment was completed as of April 29, 2014, and it raised the total amount invested in PS&Marketing to KRW 330 billion.

SK Telecom believes that such investment will strengthen its distribution channel and enable SK Telecom to offer various information communication technology (“ICT”)-based convergence products, as well as allow SK Telecom to provide differentiated services to its customers through new sales channels and products.

On June 24, 2014, SK Telecom executed an agreement to purchase 10,241,722 common shares of Iriver from Vogo-Rio Investment Holdings Co., Ltd. and KGF-Rio Limited. The purchase closed on August 13, 2014 with the payment of KRW 29.5 billion, and SK Telecom became the largest shareholder of Iriver with a 39.57% equity stake. SK Telecom believes that this acquisition will help strengthen its convergence device business in the future.

On July 4, 2012, the FTC issued correctional orders and imposed fines on seven affiliates of SK Telecom (including SK Telecom) for allegedly accepting deal terms relating to services fees for information technology system management and operation that were substantially favorable to SK C&C and thereby providing unfair support to SK C&C, in violation of Article 23 of the Fair Trade Act. On September 12, 2012, the relevant affiliates paid the final fine of KRW 34.734 billion as shown below. SK Telecom and its affiliates appealed the decision of the FTC and on May 14, 2014, the Seoul High Court ruled the case in favor of SK Telecom and its affiliates. As of the date of the submission of the Securities Registration Statement, the FTC filed an appeal at the Supreme Court of Korea, where the case is currently pending. Investors should note that SK Telecom cannot predict the outcome of the litigation, which may affect SK Telecom’s profitability.

[Fines Imposed by the FTC Relating to SK C&C]

(Unit: millions of KRW)
Name of Affiliate	Amount of Fines
SK Telecom Co., Ltd.	25,042
SK Innovation Co., Ltd.	3,634
SK Networks Co. Ltd.	2,035
SK Marketing & Company Co., Ltd.	1,349
SK Engineering & Construction Co., Ltd.	964
SK Energy Co., Ltd.	923
SK Securities Co., Ltd.	787
Total	34,734

Source: SK C&C Fourth Quarter 2014 Report

(5) To lay the foundation for future growth as well as develop new global business opportunities, SK Telecom acquired 146.1 million shares (20.07% equity stake as of December 31, 2014 (equivalent to KRW 3.6196 trillion of net assets)) of SK Hynix at KRW 3.3747 trillion. As the semiconductor industry is volatile and highly competitive, this may result in a financial burden for SK Telecom during difficult market conditions.

SK Telecom purchased 146,100,000 shares (existing shares and newly issued shares) of SK Hynix for an aggregate purchase price of KRW 3.3747 trillion on February 14, 2012 in order to acquire management control. As of December 31, 2014, SK Telecom had a 20.07% equity stake in SK Hynix, and as of the date of submission of the Securities Registration Statement, SK Telecom is the largest shareholder of SK Hynix with a 20.07% equity stake.

			(Unit: shares)
Name of Shareholder	Relationship to SK Hynix	Class of share	Equity ownership
			Number of shares owned	Ownership ratio
SK Telecom Co., Ltd.	Largest shareholder	Common	146,100,000	20.07%

Source: 2014 audited financial statements of SK Hynix

In connection with the acquisition, S&P and Fitch both downgraded SK Telecom’s credit rating from “A” to “A-,” and the rating of SK Hynix was upgraded by a notch from “BB-” to “BB” by Fitch and from “B+” to “BB-” by S&P. Domestic credit rating companies still maintain the highest rating on SK Telecom (“AAA”), and Korea Investors Service and NICE Rating upgraded the credit rating of SK Hynix by a notch from “A-” to “A”. (The current credit rating of SK Hynix is A+.)

Although SK Telecom believes that the acquisition of SK Hynix will generate synergy effects, the highly cyclical nature and competitive environment of the semiconductor industry may adversely impact SK Telecom’s financial position (e.g., by requiring financial support).

[Major Risks of the Semiconductor Industry]

The memory semiconductor market has seen continuous ups and downs due to the cycles of the silicon market, and is characterized by products that have very short life cycles. It also shares the characteristics of a capital-intensive industry and traditionally has been correlated to the macro-economic cycles of the United States and Europe, which are major sources of demand. However, the volatility of the semiconductor industry has been reduced significantly compared to the past, due to the growing emerging markets such as China and India and the restructuring of certain semiconductor producers that failed to compete successfully.

With a short life cycle of memory semiconductor products, and the industry’s most valuable asset being technology, the business constantly requires large-scale capital expenditures and investment in research and development, which may be considered risk factors by investors.

On October 6, 2014, Samsung Electronics Co., Ltd., a major competitor in the semiconductor industry, voluntarily disclosed the execution of a memorandum of understanding on investing in an industrial complex in Pyeongtaek, Korea, to prepare for the growing semiconductor market. The KRW 15.6-trillion investment mainly aims to expand its semiconductor production capacity. Similarly, semiconductor manufacturers are actively responding to changes in the business environment, including economic recessions and intensified competition, by investing in an environment that allows flexible production depending on market conditions.

[SK Hynix – Summary Consolidated Financial Statements]

	(Unit: millions of KRW)
	As of or for the year ended December 31,
Classification	2014	2013	2012	2011
Current Assets	10,363,514	6,653,124	5,313,573	4,936,850
Non-current Assets	16,519,764	14,144,174	13,335,120	12,301,298

Total Assets	26,883,278	20,797,298	18,648,693	17,238,148

Current Liabilities	5,765,304	3,078,239	4,441,180	4,817,286
Non-current Liabilities	3,081,671	4,652,200	4,468,071	4,545,591

Total Liabilities	8,846,975	7,730,439	8,909,251	9,362,877

Total Equity Attributable to Owners of the Parent Company	18,036,453	13,067,243	9,740,156	7,875,742
Non-controlling Interests	(150)	(384)	(714)	(471)

Total Equity	18,036,303	13,066,859	9,739,442	7,875,271

Revenue	17,125,566	14,165,102	10,162,210	10,395,811
Operating Income (Loss)	5,109,466	3,379,785	(227,349)	369,095
Profit (Loss) for the Year	4,195,169	2,872,857	(158,795)	(55,971)
Profit (Loss) Attributable to Owners of the Parent Company	4,195,456	2,872,470	(158,886)	(56,641)
Profit (Loss) Attributable to Non-controlling Interests	(287)	387	91	670

1.	Based on K-IFRS

Source: SK Hynix’s audited consolidated financial statements

[SK Hynix – Main Financial Ratios]

	(Unit: millions of KRW, %)
	As of or for the year ended December 31,
Classification	2014	2013	2012	2011
Total Assets	26,883,278	20,797,298	18,648,693	17,238,148
Total Liabilities	8,846,975	7,730,439	8,909,251	9,362,877
Total Equity	18,036,303	13,066,859	9,739,442	7,875,271
Current Ratio	179.76%	216.13%	119.64%	102.48%
Non-current Ratio	91.59%	108.24%	136.92%	156.20%
Debt-to-equity Ratio	49.05%	59.16%	91.48%	118.89%
Capital Ratio (Total Equity/Total Assets)	67.09%	62.83%	52.23%	45.69%
Revenue	17,125,566	14,165,102	10,162,210	10,395,811
Operating Income (Loss)	5,109,466	3,379,785	(227,349)	369,095
Profit (Loss) for the Year	4,195,169	2,872,857	(158,795)	(55,971)
Operating Margin	29.84%	23.86%	—	3.55%
Net Profit Margin	24.50%	20.28%	—	—

1.	Based on K-IFRS

Source: SK Hynix’s audited consolidated financial statements

Pursuant to Article 8-2(4) of the Fair Trade Act, SK Hynix was required to either dispose of or wholly own its subsidiary Siliconfile Technologies Inc. (“Siliconfile”), within two years from the time it became a member of the SK Group. SK Hynix completed a share exchange on April 22, 2014 to own a 100% stake in Siliconfile. The same law applies to the shares of SK Communications and Television Media Korea held by SK Planet. However, pursuant to Article 8-2(6) of the Fair Trade Act, SK Telecommunications and Television Media Korea have been granted a two-year extension of the grace period by the FTC.

	Direct Subsidiary	Indirect Subsidiary Owned by Subsidiary	Ownership Ratio	End of Grace Period	Remarks
SK Telecom	SK Planet	SK Communications (KOSDAQ)	64.6%	October 4, 2015	2-year extension
	SK Planet	Television Media Korea (not listed)	51.0%	October 4, 2015	2-year extension
	SK Hynix	Siliconfile (KOSDAQ)	28.8%	February 14, 2014	-

Source: SK Telecom’s internal data

(6) As SK Telecom’s largest shareholder and related persons hold 25.22% of SK Telecom shares, the company does not foresee any particular risks that could pose a threat to its stable management or to its governance structure.

As SK Telecom’s largest shareholder and related persons hold 25.22% of SK Telecom shares, the company does not foresee any particular risks that could pose a threat to its stable management or to its governance structure.

[Equity Stake of Largest Shareholder and Specially Related Parties]

(As of March 13, 2015)				(Unit: shares, %)
Name	Relationship	Class of share	Equity ownership		Remarks
			Number of shares	Ownership ratio
SK Holdings Co., Ltd.	Largest shareholder	Common shares	20,363,452	25.22	—
Tae Won Chey	Affiliate’s executive officer	Common shares	100	0.00
Shin Won Chey	Affiliate’s executive officer	Common shares	4,000	0.00	—
Sung Min Ha	Affiliate’s executive officer	Common shares	738	0.00	—
		Common shares	20,368,290	25.22	—
Total		Others	0	0	—

The following table sets forth each shareholder of 5% or more of SK Telecom’s shares, other than the largest shareholders and its specially related parties.

[Shareholders with Ownership of 5% or more]

(As of December 31, 2014)			(Unit: shares)
Classification	Name	Equity ownership		Remarks
		Number of shares	Ownership ratio
Owners of 5% or More	Citibank ADR	11,237,667	13.92%	—
	SK Holdings Co., Ltd.	20,363,452	25.22%
	SK Telecom	9,809,375	12.15%	Treasury shares
	National Pension Service	5,722,692	7.09%	—
Employee Stock Ownership Association		90,597	0.11%	—

Source: Data provided by SK Telecom

SK Holdings Co., Ltd. (“SK Holdings”), SK Telecom’s largest shareholder, is a holding company that owns shares of other companies in order to exercise control. As such, its financial performance is determined by the results of operations of its subsidiaries and therefore is subject to a degree of uncertainty. However, SK Holdings has a strong business platform built upon effective control over its core subsidiaries and the steady performance of its operating subsidiaries. Therefore, SK Telecom believes that risks relating to its largest shareholder are limited.

[Subsidiaries of SK Holdings]

(As of December 31, 2014)			(Unit: millions of KRW)
Name of Subsidiary	Ownership Ratio*	Book Value	Business	Remarks
SK Innovation Co., Ltd.	33.4%	3,944,657	Holding company and Petroleum/Chemical	Listed
SK Telecom Co., Ltd.	25.2%	3,091,125	Information and communications	Listed
SK Networks Co., Ltd.	39.1%	905,691	Energy/Information and communication distribution, Car rental, Fashion	Listed
SKC Co., Ltd.	42.3%	254,632	PET film manufacturing, Chemical	Listed
SK Engineering & Construction Co., Ltd.	44.5%	470,015	Civil engineering, Housing, Plant	Not listed
SK Shipping Co., Ltd.	83.1%	420,568	Marine transportation	Not listed
SK E&S Co., Ltd.	94.1%	1,026,307	Ownership of gas companies, Combined-cycle power generation	Not listed
SK Biopharmaceuticals Co., Ltd.	100.0%	328,702	Life science and research	Not listed
SK Forest Co., Ltd.	100.0%	61,387	Landscaping, Forestry	Not listed

1.	Ownership ratios based on the number of common shares as of December 31, 2014.

Source: SK Telecom’s 2014 annual business report

(7) Although subscribers in the telecommunications market are increasing, as the market matures, the subscriber growth rate is continuing to slow, leading to greater competition among the three operators. Marketing activities conducted in violation of applicable Korean laws and regulations have resulted in monetary penalties and/or suspension of business, and imposition of additional sanctions may have an adverse effect on the number of SK Telecom’s subscribers and its reputation.

As described in VI. Risk Factors–3. Risk Factors to Consider for an Investment in the Event the Share Exchange is Consummated–A. Business Risks–1. SK Telecom–(2) above, although the number of wireless subscribers is increasing, the rate of increase is slowing. Increasing competition in the oligopolistic wireless telecommunications market has caused marketing expenditures to increase, and in order to prevent excessive competition for new subscribers, the Korea Communications Commission and other regulatory bodies have imposed sanctions on the service providers, including fines and suspension of business, in order to prevent excessive competition for new subscribers.

The following regulatory sanctions were imposed on SK Telecom during 2014:

On March 7, 2014, the MSIP imposed a suspension on SK Telecom from acquiring new subscribers for a period of 45 days for failure to implement the correctional order issued by the Korea Communications Commission that required SK Telecom to cease the practice of providing subsidies to subscribers which were not universally available. SK Telecom suspended acquisition of new subscribers during the period from April 5, 2014 to May 19, 2014 and submitted a compliance report to the MSIP in May 2014. On March 13, 2014, the Korea Communications Commission imposed an additional suspension of business on SK Telecom for a period of seven days as well as a fine of KRW 16.65 billion on SK Telecom, for the same reason. SK Telecom paid such fine and submitted an order implementation progress report to the Korea Communications Commission in April 2014. SK Telecom suspended acquisition of new customers during the period from September 11, 2014 to September 17, 2014 and submitted a compliance report to the Korea Communications Commission in September 2014.

On August 21, 2014, the Korea Communications Commission imposed a fine of KRW 37.1 billion on SK Telecom and issued a correctional order for providing discriminatory subsidies to subscribers. SK Telecom paid such fine and submitted a compliance report to the Korea Communications Commission in September 2014.

On December 4, 2014, the Korea Communications Commission imposed a fine of KRW 800 million and issued a correctional order for violation of the Mobile Device Distribution Improvement Act. SK Telecom paid such fine and submitted a compliance report to the Korea Communications Commission in January 2015.

On March 12, 2015, the Korea Communications Commission imposed a fine of KRW 934 million on SK Telecom and issued a correctional order for violation of the Mobile Device Distribution Improvement Act by offering customers with new phones an advance discount for handing in a used phone in good condition. SK Telecom is planning to pay such fine and submit a compliance report to the Korea Communications Commission in April 2015.

On March 26, 2015, the Korea Communications Commission imposed a fine of KRW 23.5 billion and a suspension on SK Telecom from acquiring new subscribers for a period of seven days (schedule to be determined) and issued a correctional order for violation of the Mobile Device Distribution Improvement Act. SK Telecom is planning to pay such fine, suspend acquisition of new subscribers and implement the correctional order accordingly.

In connection with bundled services, it has been reported that SK Telecom and SK Broadband are under investigation by the prosecution for allegedly using customer information in prepaid phone activation and marketing activities without authorization. The Korea Communications Commission is planning to further streamline regulations on bundled services by surveying bundled products of wireless telecommunications, Internet and television services and their potential violations of the prohibition on illegal subsidies.

No fines or suspension of business have been imposed on SK Telecom as a result of such investigations, but depending on their outcome, SK Telecom may be subject to additional regulatory sanctions, which may include a suspension of business imposed solely on SK Telecom.

Investors should note that imposition of additional regulatory sanctions on SK Telecom may have an adverse effect on SK Telecom’s efforts to attract new subscribers as well as its reputation.

[Fines Imposed by the Korea Communications Commission over the Last Three Years]

	(Unit: hundred millions of KRW)
Date	Description	Amount
September 19, 2011	• Imposed a fine and issued a correctional order for providing discriminatory subsidies to subscribers • Fine paid • Correctional measures implemented by January 2012	68.6

December 24, 2012	• Imposed a fine and a 22-day suspension on acquiring new subscribers for providing discriminatory subsidies to subscribers • Fine paid • Acquisition of new customers suspended from January 31, 2013 to February 21, 2013 • Correctional measures implemented by March 2013	68.9

March 14, 2013	• Imposed a fine and issued a correctional order for providing discriminatory subsidies to subscribers • Fine paid • Correctional measures implemented by April 2013	31.4

July 18, 2013	• Imposed a fine and issued a correctional order for providing discriminatory subsidies to subscribers • Fine paid • Correctional measures implemented by August 2013	364.6

December 27, 2013	• Imposed a fine and issued a correctional order for providing discriminatory subsidies to subscribers • Fine paid • Correctional measures implemented by January 2014	560.0

March 13, 2014	• Imposed a fine and a 7-day suspension on acquiring new subscribers and issued a correctional order for providing discriminatory subsidies to subscribers • Fine paid, acquisition of new customers suspended and correctional measures implemented and reported	166.5

August 21, 2014	• Imposed a fine for providing discriminatory subsidies to subscribers • Fine paid	371.0

December 4, 2014	• Imposed a fine of KRW 800 million on each of the three wireless telecommunications service providers for violating the Mobile Device Distribution Improvement Act, which became effective as of October 1, 2014, by providing excessive subsidies • Fine paid	8.0

March 12, 2015	• Imposed a fine for violation of the Mobile Device Distribution Improvement Act by offering customers with new phones an advance discount for handing in a used phone in good condition • Payment of such fine and submission of a compliance report to the Korea Communications Commission scheduled for April 2015	9.3

March 26, 2015	• Imposed a fine of KRW 23.5 billion and a seven-day suspension on acquiring new subscribers (schedule to be determined) and issued a correctional order • Payment of such fine, suspension of acquisition of new subscribers and submission of a compliance report to the Korea Communications Commission to be scheduled	235

(8) On January 31, 2013, Chairman Tae Won Chey, the largest shareholder of SK C&C which is the holding company of the SK Group, was found guilty of violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. The Seoul High Court sentenced him to four years in prison on September 27, 2013, and on February 27, 2014, the Supreme Court of Korea affirmed the decision and dismissed all appeals. SK Telecom believes that this final ruling would not have a material impact on SK Telecom’s financial condition and that any impact on SK Telecom’s profitability will be immaterial. However, investors should note that any deterioration in the overall reputation of the SK Group may have a direct and/or indirect adverse impact on SK Telecom, a member company of the SK Group within the meaning of the Fair Trade Act.

On January 5, 2012, Mr. Tae Won Chey, chairman of SK Holdings, was indicted on charges of embezzlement and criminal breach of fiduciary duty in violation of the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On January 31, 2013, the Seoul Central District Court sentenced him to a prison term of four years for misappropriation of KRW 46.5 billion of corporate funds received from SK Telecom and SK C&C. On September 27, 2013, the Seoul High Court affirmed the trial court’s decision and sentenced him to four years in prison, and on February 27, 2014, the Supreme Court of Korea dismissed all appeals and affirmed the Seoul High Court’s decision.

Mr. Chey Tae Won resigned from all director positions he had maintained at SK Group companies. Although the outcome of these proceedings is not expected to have a material effect on SK Telecom’s business, it is difficult to predict, among others, the market’s assessment of such case.

On January 31, 2013, the Seoul Central District Court acquitted SK Telecom’s former director and vice chairman on all charges against him. On September 27, 2013, the Seoul High Court reversed the acquittal, sentencing him to a prison term of three and a half years for violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On February 27, 2014, the Supreme Court of Korea dismissed all appeals and affirmed the Seoul High Court’s decision.

These final decisions are not expected to have a material effect on SK Telecom’s financial condition, and any impact on its profitability is expected to be immaterial. However, investors should note that any deterioration in the overall reputation of the SK Group could directly and/or indirectly affect member companies of the SK Group, including SK Telecom, as prescribed in the Fair Trade Act.

(9) As of December 31, 2014, SK Telecom had loans of KRW 24.5 billion and accounts receivable of KRW 60.6 billion to and from specially related parties, amounting to total accounts receivable of KRW 85.1 billion and accounts payable of KRW 410.1 billion to specially related parties, based on consolidated financial statements prepared in accordance with K-IFRS. Operating revenue generated from specially related parties in 2014 amounted to KRW 172.4 billion, which was only 1.0% of SK Telecom’s total operating revenue of 17.1638 trillion. Continued increase in transactions with specially related parties in the future can lead to SK Telecom’s earnings being influenced by the financial conditions and results of operations of affiliates and specially related parties.

Companies classified as SK Telecom’s specially related parties as of December 31, 2014, including SK Holdings, its ultimate controlling entity, are set forth below.

Relationship with SK Telecom	Company Name
Ultimate Controlling Entity	SK Holdings
Subsidiaries	SK Planet and 39 companies
Joint Ventures	Dogus Planet, Inc. and four companies
Associates	SK Hynix and 59 companies
Affiliates	The affiliates, associates and subsidiaries of SK Holdings

As of December 31, 2014, SK Telecom had loans of KRW 24.5 billion and accounts receivable of KRW 60.6 billion to and from specially related parties, amounting to total accounts receivable of KRW 85.1 billion from specially related parties and accounts payable of KRW 410.1 billion to specially related parties, based on consolidated financial statements prepared in accordance with K-IFRS. Operating revenue generated from specially related parties in 2014 amounted to KRW 172.4 billion, which was only 1.0% of SK Telecom’s total revenue of 17.1638 trillion. Continued increase in transactions with specially related parties in the future can lead to SK Telecom’s earnings being influenced by the financial conditions and results of operations of affiliates and specially related parties.

[Transactions with Specially Related Parties in 2014]

	(Unit: millions of KRW)
Relationship with SK Telecom	Company	Operating revenue and others	Operating expense and others	Acquisition of property and equipment	Loans	Loans collection
Ultimate Controlling Entity	SK Holdings(*1)	530	226,772	—	-—	—
Associates	F&U Credit Information Co., Ltd.	2,395	45,417	—	—	—
	Happynarae Co., Ltd.	253	6,492	10,418	—	—
	SK Hynix	12,964	3,391	—	—	—
	SK USA, Inc.	—	2,153	—	—	—
	SK Wyverns Co., Ltd.	901	22,402	—	—	204
	KEB HanaCard Co., Ltd.(*2)	39,828	5,416	—	—	—
	Others	5,852	15,150	—	45	—
	Subtotal	62,193	100,421	10,418	45	204
Other specially related parties	SK Engineering & Construction Co., Ltd.	3,385	42,964	460,783	—	—
	SK C&C	18,309	360,842	168,778	—	—
	SK Networks	16,230	1,509,017	5,388	—	—
	SK Networks Service Co., Ltd.	13,017	106,273	2,583	—	—
	SK Telesys Co., Ltd.	494	64,038	205,538	—	—
	SK Energy Co., Ltd.	22,650	944	—	—	—
	SK Gas Co., Ltd.	10,115	—	—	—	—
	Others	25,537	38,868	12,628	—	—
	Subtotal	109,737	2,122,946	855,698	—	—
Total		172,460	2,450,139	866,116	45	204

Source: SK Telecom’s audited consolidated financial statements

1.	Operating expense and others include W191,416 million of dividends paid by SK Telecom.
2.	During the year ended December 31, 2014, due to the merger between Hana SK Card Co., Ltd., SK Telecom’s associate, and KEB Card Co., Ltd., SK Telecom exchanged 57,647,058 shares of Hana SK Card Co., Ltd., with 67,627,587 shares of the surviving company, KEB HanaCard Co., Ltd.

[Accounts Receivable from, and Accounts Payable to, Specially Related Parties as of December 31, 2014]

	(Unit: millions of KRW)
		Accounts Receivable		Accounts payable
Relationship with SK Telecom	Company	Loans	Accounts receivable-trade, and others	Accounts payable – trade, and others
Ultimate Controlling Entity	SK Holdings	—	90	—
Associates	Happynarae Co., Ltd.	—	13	2,650
	F&U Credit Information Co., Ltd.	—	148	797
	SK Hynix	—	2,800	2,840
	SK Wyverns Co., Ltd.	1,221	—	—
	Wave City Development Co., Ltd.	1,200	38,412	—
	Daehan Kanggun BcN Co., Ltd.	22,148	—	—
	KEB HanaCard Co., Ltd.	—	1,998	59
	Others	—	543	1,285
	Subtotal	24,569	43,914	7,631
Other specially related parties	SK Engineering & Construction Co., Ltd.	—	897	27,282
	SK C&C	—	1,393	121,145
	SK Networks	—	2,608	238,351
	SK Networks Service Co., Ltd.	—	16	2,922
	SK Telesys Co., Ltd.	—	321	3,037
	SK Innovation Co., Ltd.	—	1,641	271
	SK Energy Co., Ltd.	—	4,781	79
	SK Gas Co., Ltd.	—	2,143	47
	Others	—	2,813	9,342
	Subtotal	—	16,613	402,476
Total		24,569	60,617	410,107

Source: SK Telecom’s audited consolidated financial statements

1.	There is no collateral or payment guarantee that SK Telecom provided or received to its specially related parties in order to obtain financing or for other reasons. SK Telecom provided credit support of KRW 1.2 billion as of December 31, 2014 for the short- and long- term loans of SK Wyverns Co., Ltd. (“SK Wyverns”). Such amount is insignificant compared to SK Telecom’s operating revenue and the deterioration of SK Wyverns’ financial position is expected to have a limited impact on SK Telecom.

[Credit Support Provided as of December 31, 2014]

					(Unit: millions of KRW)
			Change
Company Name	Relationship	Title of account	At beginning of year	Increase	Decrease	At end of year	Accrued interest receivable	Remarks
SK Wyverns Co., Ltd.	Affiliate	Short and long- term loan	1,425	—	204	1,221	—	—
Total			1,425	—	204	1,221	—	—

(2)	SK Broadband

Established in September 1997, SK Broadband is a provider of comprehensive fixed-line telecommunications services, ranging from local call and broadband Internet services which began in April 1999 after its selection as the second local call services provider in Korea, to long-distance and international call services beginning in July 2004. SK Broadband became a member of the SK Group in May 2008, when SK Telecom became its largest shareholder.

Financial information relating to SK Broadband’s results of operations and financial position which are included in the Securities Registration Statement are, with respect to periods prior to 2013, based on SK Broadband’s consolidated financial statements prepared in accordance with K-IFRS. Because SK Broadband acquired all of its consolidated subsidiaries during 2012 and 2013, financial information with respect to 2013 and 2014 is based on SK Broadband’s separate financial statements prepared in accordance with K-IFRS.

(1) SK Broadband’s business segments consist of broadband Internet / TV service (50.4%), corporate service (26.6%), and telephone service (21.5%) as of December 31, 2014. While broadband Internet service remains SK Broadband’s main source of revenue, growth is beginning to slow due to a saturated penetration rate and growing competition. Given SK Broadband’s current marketing strategy, a dramatic decrease of subscribers is unlikely under normal market conditions; however, investors should note that higher marketing expenditures by competitors in their efforts to increase market share may lead to a decline of SK Broadband’s revenue or market share.

SK Broadband’s business segments consist mainly of the broadband Internet, telephone and corporate segments. As of December 31, 2014, the broadband Internet / TV service segment remains SK Broadband’s main source of revenue. The revenue contribution percentages for each division are: 50.4% for broadband Internet/TV service; 26.6% for corporate service; and 21.5% for telephone service.

[Revenue Breakdown of SK Broadband]

											(Unit: hundred millions of KRW. %)
Business	Category	Segments	Specific use	Major trademark	2014		2013		2012		2011		2010
					Revenue	Percentage of total	Revenue	Percentage of total	Revenue	Percentage of total	Revenue	Percentage of total	Revenue	Percentage of total
Telephony and corporate		Telephone	PSTN, long-distance calls, international calls, VoIP services.	B Calls, B VoIP, etc.	5,698	21.5	5,841	23.0	5,980	24.0	5,828	25.4	5,759	26.9
	Service	Corporate	Domestic, International, Leased line, etc.	Internet direct, freevan, IDC, etc.	7,060	26.6	6,413	25.3	5,863	23.5	4,698	20.5	4,211	19.7

	Subtotal				12,758	48.1	12,254	48.3	11,843	47.5	10,526	45.9	9,970	46.6

Broadband Internet, TV and others		Broadband Internet, TV	Internet Service, optical LAN, IP TV	B Internet optical LAN, B Internet speed, B tv, etc.	13,389	50.4	12,538	49.4	11,546	46.3	11,142	48.5	11,134	52.1
	Service	Others	Revenue from special category of telecommunications service, etc.	—	397	1.5	602	2.3	1,533	6.2	1,285	5.6	271	1.3

	Subtotal				13,786	51.9	13,140	51.7	13,079	52.5	12,427	54.1	11,405	53.4

Total					26,544	100.0	25,394	100.0	24,922	100.0	22,953	100.0	21,375	100

Source: SK Broadband’s annual business report and audited financial statements

1.	Figures for 2010 - 2012 based on K-IFRS consolidated financial statements, and figures for 2013 – 2014 based on K-IFRS separate financial statements (as there were no consolidated subsidiaries).
2.	Pursuant to amendments to K-IFRS 1001 “Presentation of Financial Statements”, certain profits and losses previously classified as operating income and operating expenses are classified as other non-operating income and other non-operating expenses. In accordance with such amendments, revenues were retrospectively adjusted to reflect such changes.

SK Broadband’s operating income was adversely affected by an increase in marketing expenses as a result of the launch of services by LG U+ in 2005 in the already highly saturated broadband Internet market. However, by actively utilizing SK Telecom’s distribution channel and improving its own distribution network, SK Broadband successfully expanded its business platform to include IP TV and gradually increased its profitability, achieving revenue of KRW 2.2953 trillion in 2011, KRW 2.4922 trillion in 2012, KRW 2.5394 trillion in 2013, and KRW 2.6544 trillion in 2014.

By segment, the residential voice call service division is continuing to see its revenue decline due to decreasing call volume as a result of the growth in the mobile phone industry. Revenue from the residential voice call service division decreased by 18.7% from KRW 197.4 billion in 2013 to KRW 160.6 billion in 2014. On the other hand, revenue generated by the broadband Internet / TV and corporate business segments increased in 2014 by KRW 85.1 billion and KRW 88.8 billion, respectively, compared to 2013, due primarily to the growth of its subscriber base. As a result, SK Broadband’s total revenue increased by KRW 115 billion in 2014 compared to 2013.

[Results of Operations by Segment]

	(Unit: hundred millions of KRW)
Classification	2014	2013	2012	2011
Revenue	26,544	25,394	24,922	22,953
Broadband Internet/TV	13,374	12,539	11,568	11,142
Home phones	1,606	1,974	2,566	2,810
Corporate	11,167	10,279	9,277	7,716
Others	397	602	1,511	1,285

Source: SK Broadband’s website, earnings report data

(http://corp.skbroadband.com/ir/invest/invest_divergence.asp)

However, as there is a limited potential for growth in the broadband Internet market due to its high penetration rate, and as broadband Internet serves as the foundation for other related services such as VoIP and IP TV, there is a possibility that competition with late entrants to the market will intensify in the future. SK Broadband’s subscriber number has been relatively stagnant since LG U +’s market entry, and marketing expenses have increased as a result of customer retention activities, thereby affecting SK Broadband’s profitability. SK Broadband believes that, under normal market conditions, a dramatic decrease in the subscriber number is unlikely given its strong marketing network achieved through a long period of operational experience as well as its marketing strategy of expanding bundled services which have a relatively low churn rate. However, investors should note that if marketing expenditures by competitors continue to rise due to intensified competition in the market, it could lead to a decline in SK Broadband’s revenue or market share.

(2) While revenue growth is slow due to the stagnant growth of SK Broadband’s main business areas – broadband Internet and telephone services – IP TV and corporate subscriber increases led to an overall improvement of SK Broadband’s earnings results, contributing to a 4.52% increase in revenue to KRW 2.6544 trillion in 2014 from KRW 2.5394 trillion in 2013. However, profit for the year decreased 65% to KRW 4.307 billion in 2014 compared to KRW 12.306 billion in 2013, mainly due to tariff reductions and increased content fees and depreciation and amortization costs. Operating margin has continued to decline since 2011, amounting to 2.19% in 2014, and is lower compared to competitors. Investors should note that there exist various factors that may have an adverse impact on SK Broadband’s profitability, including higher marketing expenses due to intensified competition.

Although the broadband Internet and telephone segments are showing signs of slowing growth and stagnant revenue, fixed-line network rollout, IP TV revenue growth, and a well-performing B2B business that includes corporate telephone services, leased line and IDC/solutions have led to overall revenue growth for SK Broadband in 2014. Total revenue for 2014 was KRW 2.6544 trillion, a 4.5% increase compared to total revenue of KRW 2.5394 trillion in 2013. Net income, however, fell by 65% to KRW 4.3 billion compared to KRW 12.3 billion in 2013, due primarily to higher content fees and depreciation and amortization costs.

[Results of Operations of SK Broadband]

	(Unit: millions of KRW)
Classification	For the year ended December 31,
	2014	2013	2012		2011		2010
	Separate basis	Separate basis	Consolidated basis	Separate basis	Consolidated basis	Separate basis	Consolidated basis	Separate basis
Revenue	2,654,381	2,539,366	2,492,160	2,486,316	2,295,315	2,285,845	2,137,461	2,126,632
Operating expense	2,596,227	2,466,203	2,410,601	2,418,332	2,230,449	2,210,188	2,160,042	2,112,908
Operating income	58,154	73,163	81,559	67,984	64,865	75,657	-22,581	13,724
Finance income	20,939	10,998	30,351	29,931	21,687	21,449	29,274	29,069
Finance costs	75,749	71,910	86,856	68,765	99,546	80,039	126,578	102,195
Other income	12,504	14,966	16,057	15,524	17,196	16,718	—	250
Other expenses	11,778	14,220	19,670	16,421	17,441	14,513	—	—
Gains (Losses) relating to investments in associates	237	-691	1,171	-1,842	-941	—	143	—
Profit before income tax	4,307	12,306	22,612	26,411	-14,180	19,272	-119,741	-59,151
Income tax expense	—	—	112	—	-3	—	36	—
Profit for the year	4,307	12,306	22,500	26,411	-14,177	19,272	-119,777	-59,151
Operating margin	2.19%	2.88%	3.27%	2.73%	2.83%	3.31%	-1.06%	0.65%
Net profit margin	0.16%	0.48%	0.90%	1.06%	-0.62%	0.84%	-5.60%	-2.78%

Source: SK Broadband’s annual business report and audited financial statements

1.	Pursuant to amendments to K-IFRS 1001 “Presentation of Financial Statements, certain profits and losses previously classified as operating income and operating expenses are classified as other non-operating income and other non-operating expenses. In accordance with such amendments, revenues were retrospectively adjusted to reflect such changes.

Declines in operating income and net income were due to the higher rate of increase of operating expenses compared to that of revenue. Increases in operating expenses were due mainly to higher marketing expenses such as commissions paid, cost of products that have been resold and advertising expense. Higher investments in the set-top box market due to the growing number of IP TV and broadband Internet subscribers (broadband Internet: +241,000 subscribers / IP TV: + 738,000 subscribers) and expanded coverage for B2B services (number of covered buildings increased by approximately 29,300 compared to the previous year) led to a capital expenditure increase of KRW 25.2 billion compared to the previous year, leading to a KRW 22.2 billion increase in depreciation and amortization costs. Commissions paid also increased by KRW 93.4 billion from the previous year, mainly due to higher content fees paid for more IP TV subscribers and greater revenue, greater network construction and consignment commissions entailed in coverage expansion, and increased expenses related to service activation and customer service due to a larger subscriber base. Expenses related to IP TV content are not expected to increase significantly (excluding increases linked to subscriber and revenue growth), as the more popular content such as terrestrial broadcasting channels and sports have been secured as part of SK Broadband’s content line-up. (Number of IP TV channels: 89 in 2010, 119 in 2011, 131 in 2012, 169 in 2013, 172 in 2014). Due to the increase in marketing expenses, the operating margin fell from 2.88% in 2013 to 2.19% in 2014, as did the net profit margin which fell from 0.48% in 2013 to 0.16% in 2014.

SK Broadband’s operating margin is lower than those of its competitors, and its profitability is also decreasing. These declines are due primarily to increases in capital expenditures and marketing expenses entailed in an industry that is becoming increasingly competitive.

Meanwhile, terrestrial broadcasters have recently requested higher video-on-demand (“VOD”) fees for the content they provide to pay TV operators. Pay TV operators such as SK Broadband are resisting this request, based on lack of grounds for the rate increase and the growing burden on consumers. If VOD content fees are raised, it could lead to a decrease in the number of subscribers and adversely affect SK Broadband’s profitability.

Classification	For the year ended December 31,
	2014	2013	2012
Operating margin
SK Broadband	2.2%	2.9%	3.3%
LG U+	5.4%	4.7%	1.2%
CJ HelloVision Co., Ltd.	8.0%	9.3%	15.2%
KT	-4.1%	1.7%	5.6%

Source: SK Broadband’s annual business report and audited separate financial statements

[Operating Expense Breakdown]

	(Unit: millions of KRW)
Classification	For the year ended December 31,
	2014		2013		2012				2011				2010
	Amount (separate)	Percentage of total	Amount (separate)	Percentage of total	Amount (consolidated)	Percentage of total	Amount (separate)	Percentage of total	Amount (consolidated)	Percentage of total	Amount (separate)	Percentage of total	Amount (consolidated)	Percentage of total	Amount (separate)	Percentage of total
Operating expense	2,596,227	100%	2,466,203	100%	2,410,601	100%	2,418,332	100%	2,230,449	100%	2,210,188	100%	2,160,042	100%	2,112,908	100%
Labor cost	154,596	6%	151,370	6%	144,377	6%	133,742	6%	144,244	6%	122,338	6%	181,691	8%	157,564	7%
Depreciation and amortization	489,483	19%	467,261	19%	474,231	20%	427,080	18%	471,830	21%	420,209	19%	475,005	22%	414,948	20%
Telecommunication equipment lease expenses	205,427	8%	190,568	8%	173,735	7%	173,735	7%	161,534	7%	161,534	7%	137,569	6%	137,569	7%
Sales commissions paid	241,499	9%	246,576	10%	218,406	9%	220,195	9%	224,724	10%	226,204	10%	289,951	13%	294,477	14%
Interconnection charges	220,227	8%	242,692	10%	246,084	10%	246,084	10%	257,613	12%	257,613	12%	249,313	12%	249,313	12%
Commissions paid	780,220	30%	686,826	28%	710,123	29%	788,003	33%	520,538	23%	659,013	30%	436,017	20%	563,715	27%
Cost of products that have been resold	118,155	5%	108,027	4%	107,245	4%	107,233	4%	79,139	4%	79,085	4%	39,441	2%	39,153	2%
Advertising	119,415	5%	112,686	5%	95,403	4%	95,474	4%	77,917	3%	78,054	4%	34,373	2%	34,317	2%
Maintenance	118,355	4%	113,719	5%	103,421	4%	96,417	4%	76,195	3%	89,394	4%	63,637	3%	85,582	4%
Utilities	62,800	2%	58,439	2%	51,098	2%	50,484	2%	45,770	2%	45,159	2%	45,202	2%	44,633	2%
Bad debt	14,380	1%	17,792	1%	18,269	1%	18,500	1%	14,948	1%	15,005	1%	12,200	1%	11,930	1%
Loss on valuation of inventory	—	0%	—	0%	5,177	0%	5,177	0%	—	0%	0	0%	0	0%	0	0%
Other operating expenses	71,629	3%	70,247	3%	63,033	3%	56,208	2%	155,996	7%	56,580	3%	195,641	9%	79,706	4%

Source: SK Broadband’s annual business report and audited financial statements

1.	2010 – 2012 numbers based on K-IFRS consolidated financial statements; 2013 – 2014 numbers based on K-IFRS separate financial statements (as there were no consolidated subsidiaries).

Although SK Broadband expects its results to improve, a significant revenue increase may not take place in the near future as ARPUs for the broadband Internet and telephone businesses are decreasing. Competition for new broadband Internet subscribers is intensifying, and if rate discounts for wireless/fixed-line convergence services increase, SK Broadband’s revenue could decrease, resulting in a slowdown of its income growth trend. Also, SK Broadband is simultaneously making investments to meet higher demands from a growing subscriber base and also facing basic capital expenditure requirements for coverage expansion. Investors should note that if such market conditions continue, it could have an adverse impact on SK Broadband’s profitability.

[SK Broadband’s Broadband Internet Service – Changes in Revenue per Subscriber]

Classification	For the year ended December 31,
	2014	2013	2012	2011
Revenue from Broadband Internet Service (in hundred millions of KRW)	8,606	9,092	9,350	9,623
Number of Subscribers of Broadband Internet Service (in ten thousands of subscribers)	481	457	439	419
Revenue per from Broadband Internet Subscriber (in ten thousands of KRW)	18.35	20.29	21.79	23.50

Source: Total number of subscribers of broadband Internet: 2010 – 2012 data from the Korea Communications Commission and Korea Telecommunications Operators Association (www.ktoa.or.kr), 2013 – 2014 data from MSIP

1.	SK Broadband’s broadband Internet subscribers include subscribers of SK Telecom’s fixed-line resale business launched on April 9, 2010.
2.	Revenue from SK Broadband’s broadband Internet business: 2013 – 2014 numbers based on separate financial statements prepared in accordance with K-IFRS / 2011 – 2012 numbers based on consolidated financial statements prepared in accordance with K-IFRS / 2006 – 2010 numbers based on separate financial statements prepared in accordance with K-GAAP
3.	Revenue per subscriber = Revenue / [average number of subscribers for the period = (number of subscribers at the end of the prior period + number of subscribers at the end of the relevant period)/2]

[SK Broadband’s IP TV Service – Changes in Revenue per Subscriber]

Classification	For the year ended December 31,
	2014	2013	2012	2011
Revenue from Broadband Internet and IP TV (in hundred millions of KRW) (A)	13,389	12,538	11,546	11,142
Revenue from Broadband Internet (in hundred millions of KRW) (B)	8,606	9,092	9,350	9,623
Revenue from IP TV (in hundred millions of KRW) (A-B)	4,783	3,446	2,196	1,519
Number of IP TV Subscribers (in ten thousands of subscribers)	283	210	144	98
Revenue per IP TV Subscriber (in ten thousands of KRW)	19.44	19.47	18.15	15.74

Source: Number of subscribers of IP TV: IT STAT(http://www.itstat.go.kr/)

1.	Revenue from broadband Internet: 2013 – 2014 numbers based on separate financial statements prepared in accordance with K-IFRS / 2011 – 2012 numbers based on consolidated financial statements prepared in accordance with K-IFRS / 2006 – 2010 numbers based on separate financial statements prepared in accordance with K-GAAP
2.	Revenue per subscriber = Revenue / [average number of subscribers for the period = (number of subscribers at the end of the prior period + number of subscribers at the end of the relevant period)/2]

(3) SK Broadband has sound financial flexibility based on a credit line of KRW 100 billion and financing capacity backed by good international credit ratings. SK Broadband’s financial structure has continually improved, with a gradual decrease in total borrowings and moderate improvements of its debt ratio. However, a capital expenditure increase in 2014 led to a slight increase in borrowings, resulting in a debt ratio of 177.37%, total borrowings of KRW 1.4568 trillion, and a total borrowings to total assets ratio of 46.83% as of December 31, 2014. As such, SK Broadband’s debt ratio and total borrowings to total assets ratio are relatively high compared to its competitors. Also, decreased operating income and profit in 2014 compared to the previous year led to a decrease in its interest coverage ratio, which decreased from 1.35 as of December 31, 2013 to 1.08 as of December 31, 2014. Corporate bonds and commercial papers reaching maturity by December 31, 2015 are KRW 240 billion and KRW 70 billion, respectively. Investors should take into consideration that increases in debt may harm SK Broadband’s financial stability and profitability.

SK Broadband’s debt ratio was 177.37% as of December 31, 2014, which is a 7.39 percentage point increase from its debt ratio of 169.98% as of December 31, 2013, but it has shown a downward trend from 210.62% as of December 31, 2011. SK Broadband’s current ratio, which is an indicator of a company’s liquidity, decreased slightly to 52.64% as of December 31, 2014 from 57.44% as of December 31, 2013 primarily due to decreases in account payables and other liabilities and decreases in current liabilities and cash on hand.

[SK Broadband – Financial Position]

	(Unit: millions of KRW)
Classification	As of December 31,
	2014	2013	2012	2011	2010
Total assets	3,111,038	3,044,349	3,079,155	3,395,509	3,241,262
Current assets	464,811	542,147	684,803	898,524	572,643
Non-current assets	2,646,227	2,502,202	2,394,352	2,496,985	2,668,619

Total liabilities	1,989,427	1,916,721	1,968,607	2,302,372	2,126,347

Current liabilities	882,934	943,976	907,000	1,636,114	1,270,123
Non-current liabilities	1,106,493	972,745	1,061,607	666,258	856,223

Total Equity	1,121,611	1,127,628	1,110,548	1,093,137	1,114,915

Debt-to-equity ratio	177.37%	169.98%	177.26%	210.62%	190.72%
Current ratio	52.64%	57.43%	75.50%	54.92%	45.09%

Source: SK Broadband’s annual business report and audited financial statements

1.	2010 – 2012 numbers based on K-IFRS consolidated financial statements, and 2013 – 2014 numbers based on K-IFRS separate financial statements (as there were no consolidated subsidiaries).

Although SK Broadband’s financial condition has improved compared to the past, its debt ratio is around 170%, which is relatively high compared to those of its competitors. The ratio of its total borrowings to total assets has been relatively constant but is also higher than those of its competitors.

Classification	As of December 31,
	2014	2013	2012
Current ratio
SK Broadband	52.6%	57.4%	75.5%
LG U+	69.9%	71.6%	72.3%
CJ HelloVision Co., Ltd.	104.7%	112.0%	86.9%
KT	60.6%	66.9%	83.0%
Debt-to-equity ratio
SK Broadband	177.4%	170.0%	177.3%
LG U+	186.1%	192.6%	195.9%
CJ HelloVision Co., Ltd.	123.1%	114.4%	93.7%
KT	159.4%	132.6%	123.3%
Total Borrowings to Total Assets Ratio
SK Broadband	46.8%	42.7%	45.7%
LG U+	45.9%	38.5%	37.9%
CJ HelloVision Co., Ltd.	46.6%	43.7%	27.9%
KT	36.1%	28.4%	28.5%

Source: SK Broadband’s annual business report and audited financial statements (separate)

1.	Other financial liabilities were excluded when calculating total borrowings to total assets ratios.

As of December 31, 2014, SK Broadband’s total borrowings amounted KRW 1.4568 trillion, which is higher than its total borrowings of KRW 1.3221 trillion as of December 31, 2013, but the level of total borrowings has gradually declined compared to KRW 1.7346 trillion as of December 31, 2011. In April 2014, SK Broadband redeemed its commercial paper, which was part of its current short-term borrowings, through the issuance of corporate bonds. In September 2014, SK Broadband redeemed certain of its corporate bonds and commercial papers at maturity through the issuance of additional corporate bonds. As a result, SK Broadband was able to achieve a stable maturity profile with respect to its borrowings, and its short-term borrowings as a percentage of total borrowings fell from 31.65% in 2013 to 29.72% in 2014.

The interest coverage ratio for SK Broadband fell from 1.35 as of December 31, 2013 to 1.08 as of December 31, 2014, due to decreases in operating income and profit in 2014 compared to 2013. Interest coverage ratio is an indicator of a company’s ability to cover its financial costs through cash generated by its operations

[Borrowings]

			(Unit: millions of KRW)
		As of December 31,
Classification		2014	2013	2012	2011
	Borrowings and debentures	429,879	399,578	430,135	1,098,246
	Other financial liabilities	3,206	18,830	19,904	31,308
Current	Subtotal	433,085	418,408	450,039	1,129,554
	Long-term borrowings and debentures	1,023,679	900,505	978,076	563,144
	Other financial liabilities	—	3,206	22,036	41,940
Non-current	Subtotal	1,023,679	903,711	1,000,112	605,084
Total borrowings		1,456,764	1,322,119	1,450,151	1,734,638
Short-term borrowings as a percentage of total borrowings		29.72%	31.65%	31.03%	65.12%
Total Borrowings to Total Assets Ratio		46.83%	43.43%	47.10%	51.09%
Interest coverage ratio		1.08	1.35	1.13	0.71

Source: SK Broadband’s annual business report and audited financial statements

1.	Interest coverage ratio = operating income/ interest expense

Maturities of SK Broadband’s long-term borrowings and debentures that were outstanding as of December 31, 2014 are as follows:

[Maturity Profile of Short-term & Long-term Borrowings and Debentures]

		(Unit: local currency (thousands of KRW), foreign currency (USD))
Maturity	Long-term borrowings in local currency	Debentures in local currency	Debentures in foreign currency		Total
			Foreign currency	Local currency equivalent
Less than 1 year	9,110,500	350,000,000	—	—	359,110,500
1 year or more but less than 3 years	30,273,090	300,000,000	—	—	330,273,090
3 years or more but less than 5 years	29,299,970	340,000,000	300,000,000	329,760,000	699,059,970

Total	68,683,560	990,000,000	300,000,000	329,760,000	1,388,443,560

Source: SK Broadband’s audited financial statements

1.	Discounts on debentures and present value discounts are not reflected.

[Short-term Borrowings]

	(Unit: thousands of KRW)
			As of December 31,
Classification	Bank	Interest rate (%)	2014	2013
Commercial paper	HI Investment & Securities Co., Ltd.	2.16	31,000,000	—
	Woori Investment Bank Co., Ltd.	2.29	30,000,000
	Korea Exchange Bank	2.29	10,000,000	—

Total			71,000,000	—

Source: SK Broadband’s audited financial statements

[Long-term Borrowings in KRW]

	(Unit: thousands of KRW)
				As of December 31,
Type of borrowing	Source of borrowing	Interest rate (%)	Maturity	2014	2013
Informatization promotion fund	The Korea Development Bank	3.22	2014.06.16	—	1,647,500
	Shinhan Bank	2.77	2015.06.15	1,712,160	5,136,480
	Kookmin Bank	2.77	2016.06.15	4,874,460	8,124,100
	Kookmin Bank	2.77	2017.03.15	4,496,940	5,996,000
	Kookmin Bank	2.77	2018.03.15	8,600,000	8,600,000
	The Korea Development Bank	3.32	2019.07.30	39,000,000	—
	The Korea Development Bank	2.94	2019.07.30	10,000,000	—

Total				68,683,560	29,504,080

Current portion				(9,110,500)	(9,820,520)
Long-current portion of long-term borrowings				59,573,060	19,683,560

Source: SK Broadband’s audited financial statements

[Debentures]

	(Unit: thousands of KRW)
				As of December 31,
Classification	Issue date	Maturity date	Annual Interest rate (%)	2014	2013
The 34th public offering	April 1, 2011	April 1, 2014	4.53	—	290,000,000
The 35th public offering	September 30, 2011	September 30, 2014	4.40	—	100,000,000
The 36-1st public offering	January 19, 2012	January 19, 2015	4.09	110,000,000	110,000,000
The 36-2nd public offering	January 19, 2012	July 20, 2015	4.14	110,000,000	110,000,000
The 36-3rd public offering	January 19, 2012	January 19, 2017	4.28	100,000,000	100,000,000
The 37-1st public offering	October 12, 2012	October 12, 2015	3.14	130,000,000	130,000,000
The 37-2nd public offering	October 12, 2012	October 12, 2017	3.27	120,000,000	120,000,000

The 38-1st public offering	April 2, 2014	October 2, 2016	3.05	80,000,000	—
The 38-2nd public offering	April 2, 2014	April 2, 2019	3.49	210,000,000	—
The 39th public offering	September 29, 2014	September 29, 2019	2.76	130,000,000	—
International offering(*)	October 29, 2013	October 26, 2018	2.88	329,760,000	316,590,000

Total				1,319,760,000	1,276,590,000

Discount on bonds				(5,885,011)	(6,010,654)
Balance				1,313,874,989	1,270,579,346
Current portion:
Face value of the bonds				(350,000,000)	(390,000,000)
Discount on bonds				230,982	242,273
Non-current portion of debentures				964,105,971	880,821,619

Source: SK Broadband’s audited financial statements

1.	Face value of USD 300,000,000 with 2.88% fixed annual interest rate. SK Broadband entered into a currency swap agreement to hedge against foreign currency risks for this foreign-currency bond.

Also, SK Broadband signed a currency swap contract with Korea Development Bank and four other financial institutions to hedge against foreign currency risks for the foreign-currency bonds issued on October 29, 2013 (par value of USD 300,000,000). The contract expires on October 29, 2018 and the applicable interest rate is 3.60%~3.62%. Cash flow hedge accounting is applied to the valuation of this derivative instrument. Set forth below are the major terms of the contract as of December 31, 2014.

				(Unit: thousands of KRW for local currency)
Signing party	Effective date	Expiry date	Contractual rate of interest (%)	Contract amount (USD)	Cumulative loss on valuation of hedging instrument	Cumulative gain on translation of hedged item	Fair value
The Korea Development Bank, etc.	October 29, 2013	October 29, 2018	3.60~3.62	300,000,000	(8,895,076)	11,201,680	2,306,604

Source: SK Broadband’s audited financial statements

(4) Although SK Broadband’s profit volatility is relatively high due to a smaller subscriber base compared to the market leader, SK Broadband has maintained strong cash flows including continued inflow of cash from operations. To maintain this level of cash flow, continual investments are necessary. In 2014, net additions of IP TV subscribers increased, and SK Broadband attracted more large-scale B2B corporate subscribers. Investments to expand B2B coverage in advance to achieve revenue growth resulted in greater investments in 2014 compared to 2013, and capital expenditures increased from KRW 576.2 billion in 2013 to KRW 601.4 billion in 2014. If capital expenditures were to increase due to working capital or subscriber growth, free cash flow may decrease. While these investment activities are crucial to SK Broadband for its operations, if market conditions deteriorate in the future, such investments may adversely affect its profitability.

Although SK Broadband is subject to greater revenue volatility due to its smaller subscriber base compared to the market leader, it has maintained a strong level of cash flow including continued inflow of cash from operations. Maintaining this level of cash flow requires continual investments. In 2014, SK Broadband achieved a higher level of net IP TV subscriber increase and secured more large-scale B2B corporate subscribers, but it implemented B2B coverage investments early in the year to achieve revenue growth, which resulted in greater total investments for the year compared to 2013. Capital expenditures increased from KRW 576.2 billion in 2013 to KRW 601.4 billion in 2014, which is 109.82% of its EBITDA of KRW 547.6 billion for 2014. If capital expenditures increase due to working capital or subscriber growth, the level of its free cash flow may decrease. While these investment activities are crucial for SK Broadband’s operations, investors should note that such investments may have an adverse impact on SK Broadband’s profitability if market conditions deteriorate in the future.

[Capital Investments]

(For the year ended December 31, 2014)

		(Unit: hundred millions of KRW)
Classification	Period	Invested Assets	Segment	Effect of investment	Investment amount
		Backbone	Broadband Internet	Secure subscribers network and equipment	1,137
		network,	Telephone	Secure subscribers network and equipment	67
New		subscriber	TV	Secure subscribers network and equipment	1,362
establishment		network,	Corporate	Leased line and consolidated data system	2,490
/Expansion	2014	etc.	Others	Install networks and secure necessary areas	958
Total			Total		6,014

Source: SK Broadband’s audited financial statements

Cash inflow from operations was approximately KRW 431.8 billion in 2014, and while this was a slight decrease compared to 2013, SK Broadband has achieved positive net cash inflow from operations for the past four consecutive years. Meanwhile, due to continued investments made for future growth, SK Broadband has recognized net cash used in investments. The following table sets forth SK Broadband’s cash flows for the periods indicated:

[Summary Statement of Cash Flows]

	(Unit: millions of KRW)
	For the year ended December 31,
Items	2014	2013	2012	2011
Cash flows from operating activities	431,760	440,036	375,848	391,138
Cash flows from investing activities	-599,016	-329,346	-287,975	-299,483
Cash flows from financing activities	119,484	-129,181	-224,837	127,317
Increase in cash	-47,772	-18,491	-136,964	218,973
Cash and cash equivalents at beginning of the period	68,235	86,726	223,690	4,716
Cash and cash equivalents at end of the period	20,463	68,235	86,725	223,689

Source: SK Broadband’s annual business report and audited financial statements

SK Broadband has shown a relatively stable ability to generate cash, recording annual cash inflow of around KRW 400 billion from operations since 2011. SK Broadband expects investments in infrastructure to continue to increase due to the growing demand from an expanding subscriber base and the expansion of coverage for the B2B (corporate telecommunications services) business. However, SK Broadband expects total investments to remain relatively flat at the 2013 level due to a decrease in current investments.

With continued cash inflow from operations and around KRW 20.5 billion in cash and cash equivalents as of 2014, SK Broadband believes that it is unlikely that it will experience decreased financial liquidity from cash flow. However, investors should note that the possibility of liquidity risks resulting from significant capital expenditures or a decrease in cash equivalents due to deterioration in the business environment cannot be excluded.

(5) SK Broadband has merged with its wholly-owned subsidiaries Broadband D&M, Broadband CS, and Broadband Media Co., Ltd in order to enhance its competitiveness and management efficiency. However, slower market growth due to a saturation of the telecommunications industry and unfavorable market conditions due to relevant policy changes may limit the profitability improvement of SK Broadband subsequent to the merger.

To strengthen competitiveness and create synergies, SK Broadband merged Broadband D&M, its wholly-owned subsidiary, into SK Broadband after transferring Broadband D&M’s network maintenance business to Network O&S Co., Ltd. The merger was effective as of September 26, 2012. SK Broadband also merged Broadband CS, its wholly-owned subsidiary, into SK Broadband after transferring Broadband CS’s customer service business to Service Ace Co., Ltd., effective as of December 26, 2012. As of March 22, 2013, SK Broadband merged Broadband Media Co., Ltd., its wholly-owned subsidiary, into SK Broadband to nurture the growing IP TV business as its core platform business and to enhance business efficiency through consolidation.

SK Broadband expects that these three mergers will result in positive impacts on its finances and allow it to avoid the unnecessary usage of resources required for the maintenance of subsidiaries. However, investors should note that improvements in profitability due to such mergers may be limited due to a slowing market growth rate in the saturated telecommunications industry as well as unfavorable changes in the competitive environment due to changes in the government’s policy direction.

Please refer to the “Report of Material Event (Merger)” filings by SK Broadband for details.

Filing date	Filing	Non-surviving entity
July 27, 2012	Report of Material Event (Merger)	Broadband D&M
November 6, 2012	[Amendment] Report of Material Event (Merger)	Broadband CS
January 4, 2013	Report of Material Event (Merger)	Broadband Media Co., Ltd.

Source: FSS e-Disclosure System

(6) SK Broadband has lawsuits pending, and depending on the development of such lawsuits, it may become liable for related damages. Although the aggregate amount damages sought in lawsuits filed against SK Broadband is KRW 1.02 billion, which is only 0.09% of its total equity (KRW 1.1216 trillion), as of December 31, 2014, the lawsuits may have an adverse impact on SK Broadband’s results of operations. Also, investors should note that although it is unlikely that SK Broadband’s contingent liabilities will materialize and adversely impact SK Broadband’s financial structure in the near future, if they materialize due to changes in internal or external conditions, SK Broadband’s financial structure may be adversely affected.

As of December 31, 2014, the aggregate amount of damages sought in legal proceedings brought against SK Broadband was KRW 1.02 billion. Depending on the outcome of such proceedings, SK Broadband may be liable for such damages. The following table sets forth details of the legal proceedings in which SK Broadband is involved:

[Legal Proceedings in which SK Broadband is the Plaintiff]

		(Unit: thousands of KRW)
Case	Date of filing	Damages claimed	Status
Damage claim against Silla Mutual Savings Bank	March 2014	353,403	First trial in progress
Cancellation of order for compensation	October 2014	715,121	First trial in progress
Damage claim against Golden Young Co., Ltd. et al.	April 2011	908,166	Appeal in progress

Total		1,976,690

Source: SK Broadband’s audited financial statements

[Legal Proceedings in which SK Broadband is the Defendant]

	(Unit: thousands of KRW)
Case	Date of filing	Damages claimed	Status
Claim for damages by Hae In Network Inc.	March 2013	101,000	First trial in progress
Claim for damages by Mactelecom Co., Ltd. and 5 other companies	January 2012	606,000	First trial in progress
Claim for damages by GT Com Co., Ltd	March 2014	101,000	First trial in progress
Others		207,861

Total		1,015,861

Source: SK Broadband’s audited financial statements

The aggregate amount of damages sought against SK Broadband as the defendant is KRW 1.02 billion, which is only 0.09% of SK Broadband’s total equity of KRW 1.1216 trillion, as of December 31, 2014, and therefore these lawsuits are not expected to have a material impact on SK Broadband’s financial statements. However, the lawsuits may have an adverse impact on SK Broadband’s future results of operations.

SK Broadband has certain of its owned buildings pledged as collateral for a total value of KRW 14.2 billion in connection with building leases. As of December 31, 2014, SK Broadband also had financial instruments pledged as collateral for a total value of KRW 2.1 billion for the purpose of providing financing for its employee stock ownership association. Also, the indentures governing SK Broadband’s publicly offered bonds contain cross-acceleration clauses. As of the time of the submission of the Securities Registration Statement, SK Broadband’s obligations and responsibilities with respect to its outstanding bonds are as follows.

[Covenants relating to Outstanding Bonds]

Classification	Issue date	Maturity date	Issued amount	Maintenance of financial ratios	Limitation on liens	Limit on asset sales
The 36th non-guaranteed bond	January 19, 2012	January 19, 2015	KRW 110 billion	Below debt-to-equity ratio of 1,000%	200% of the equity capital	Up to KRW 10 trillion in a fiscal year
		July 20, 2015	KRW 110 billion
		January 19, 2017	KRW 100 billion

The 37th non-guaranteed bond	October 12, 2012	October 12, 2015	KRW 130 billion	Below debt-to-equity ratio of 500%	200% of the equity capital	Up to KRW 10 trillion in a fiscal year
		October 12, 2017	KRW 120 billion

The 38th non-guaranteed bond	April 2, 2014	October 2, 2016	KRW 80 billion	Below debt-to-equity ratio of 400%	200% of the equity capital	Up to KRW 2 trillion in a fiscal year
		April 2, 2019	KRW 210 billion

The 39th non-guaranteed bond	September 29, 2014	September 29, 2019	KRW 130 billion	Below debt-to-equity ratio of 400%	200% of the equity capital	Up to KRW 2 trillion in a fiscal year

Foreign-currency bonds	October 29, 2013	October 29, 2018	USD 300,000,000	Not applicable	Cannot create security interest for newly issued foreign-currency securities	Not applicable

Source: Data provided by SK Broadband

SK Broadband is subject to the maximum debt-to-equity ratio limit of 400% to avoid triggering the cross-acceleration provisions in the indentures. However, as SK Broadband’s debt-to-equity ratio has consistently been below 200% (except in 2011), it is unlikely that such covenant will be breached.

[Changes in Debt-to-Equity Ratio of SK Broadband]

Classification	As of December 31,
	2014	2013	2012	2011	2010
Debt-to-equity ratio	177.37%	169.98%	177.26%	210.62%	190.72%

Source: SK Broadband’s annual business report and audited financial statements

1.	2010 – 2012 numbers based on K-IFRS consolidated financial statements and 2013 – 2014 numbers based on K-IFRS separate financial statements (as there were no consolidated subsidiaries).

While it is unlikely that SK Broadband’s contingent liabilities will materialize and adversely impact its financial structure in the near structure, investors should note that if such liabilities materialize due to changes in internal or external conditions, SK Broadband’s financial structure may be adversely affected.

(7) SK Broadband is a member of the SK Group, which is the fifth largest business group in Korea announced by the FTC based on total assets. The SK Group consists of various businesses including information communication, energy/chemicals and construction, and has a total of 85 domestic affiliates as of December 31, 2014. Large business groups designated by the FTC are subject to restrictions on debt guarantees and direct financial support between affiliates as prescribed in relevant regulations such as the Fair Trade Act. This means that direct and indirect financial support from affiliates to SK Broadband may be limited and that the business environment and brand image of affiliates may influence SK Broadband, both directly and indirectly.

Although the SK Group’s early growth was driven by the textile industry, it has achieved significant growth in recent years as a business group led by information and communications, energy and chemicals industries following its acquisition of SK Corporation (formerly Korean Gas Public Corporation) in 1980 and SK Telecom (formerly Korean Mobile Communications) in 1994. The SK Group was the fifth largest business group in Korea according to the FTC’s announcement in April 2014, with total assets of KRW 140.6 trillion and 85 affiliates (including one financial institution) that were engaged in information technology, energy/chemicals, construction, logistics and finance, among others, as of December 31, 2014.

Telecommunications, energy and chemicals constitute the core business areas of the SK Group, and these core businesses are supported by other businesses in construction, distribution and other industries. Certain industries such as petroleum refining, chemicals, construction and shipping tend be highly cyclical, but the effect of such cyclicality is mitigated by the more stable performance of businesses in city gas, independent power production (IPP) and information and communications industries.

[Member Companies of the SK Group]

Category of business	Listed	Privately-held
Holding company (1)	SK Holdings, Co., Ltd.	—

Energy & Chemicals (35)	SK Innovation Co., Ltd., SK Chemicals Co., Ltd., SKC Co., Ltd., SK Gas Co., Ltd., Busan City Gas Co., Ltd

SK E&S Co., Ltd.,

SK Energy Co., Ltd.,

SK Global Chemical Co., Ltd.,

SK Lubricants Co., Ltd.,

Daehan Oil Pipeline Corporation,

SK Mobile Energy Co., Ltd.,

Chungcheong Energy Service Co., Ltd.,

Yeongnam Energy Service Co., Ltd.,

Initz Co., Ltd

Jeonbuk Energy Service Co., Ltd.,

Chonnam City Gas Co., Ltd.,

Kangwon City Gas Co., Ltd.,

Pyeongtaek Energy Service Co., Ltd.,

Entis Co., Ltd.,

SK Petrochemical Co., Ltd.,

SKC Airgas Co., Ltd.,

Ko-one Energy Service Co., Ltd.,

SKW Co., Ltd.,

Yubase Manufacturing Asia Corporation,

Ulsan Aromatics Co., Ltd.,

Gimcheon Energy Service Co., Ltd.,

PMP Co., Ltd.,

Wirye Energy Service Co., Ltd.,

Hanam Energy Service Co., Ltd.,

SK Incheon Petrochem,

SK Advanced Co., Ltd.,

SK Trading International,

Boryeong LNG Terminal Co., Ltd.,

SK Continental E-Motion Pte., Ltd.,

Jeonbuk Integrated Energy Co., Ltd.

Information and communications/ Electronics (19)	SK Telecom Co., Ltd., SK Communications Co., Ltd., SK Broadband Co., Ltd., SK C&C Co., Ltd. SK Hynix Co., Ltd., SKC Solmics Co., Ltd., iriver Ltd.

SK Planet Co., Ltd.,

SK Telesys Co., Ltd.,

SK Telink Co., Ltd.,

INFOSEC Inc.,

Commerce Planet Co., Ltd.,

Television Media Korea Inc.,

Network O&S Co., Ltd.,

Siliconfile Technologies Inc.,

AnTS Inc.,

SKC Lighting Co., Ltd.,

Bizensoft Co., Ltd

PS&Marketing Co., Ltd.

Construction/Distribution/Service (24)	SK Networks Co., Ltd.

SK Engineering & Construction Co., Ltd.,

SK Shipping Co., Ltd.,

Happynarae Co., Ltd.,

SK D&D Co., Ltd.,

M&Service Co., Ltd,

SK Encar Inc.,

F&U Credit Information Co., Ltd.,

SK Networks Service Co., Ltd.,

SK Hystec. Co., Ltd.

Neos Networks Co., Ltd.,

Netruck Co., Ltd.,

SK Syntec Co., Ltd.,

Category of business	Listed	Privately-held

Speed Motors Co., Ltd,

SK Hyeng Inc.,

G.Hub Co., Ltd.,

MKS Guarantee

SK Forest Co., Ltd.,

Dajeon Clean Water Co., Ltd.,

Gwangju Clean Water Co., Ltd.,

SK Pinx Co., Ltd,

iriver CS Co., Ltd,

Service Ace Co., Ltd.,

Service Top Co., Ltd.

Finance (1)	SK Securities Co., Ltd.	—

Others (5)	UB Care Co., Bioland Co.	SK Biopharmaceuticals Co., Ltd., SK Wyverns Co., Ltd., Jeju United FC Corporation

Source: 2014 annual business report

1.	Names changed recently: Ulsan Aromatics Co., Ltd. (formerly Aro Chemi Co., Ltd), Happynarae Co., Ltd. (formerly MRO Korea Co., Ltd), Bizensoft Co., Ltd. (formerly Telsk Co., Ltd.), SK Hystec. Co., Ltd. (formerly Hystec. Co., Ltd.), SK Hyeng Co., Ltd. (formerly Hynix Engineering Co., Ltd.), Entis Co., Ltd (formerly SK Cytec Co., Ltd)

The SK Group consisted of 85 affiliated member companies as of December 31, 2014. The business group is regulated under the Fair Trade Act, and affiliates within the SK Group are subject to restrictions on debt guarantees and direct financial support among one another.

[Summary Financial Information of the SK Group]

	(Unit: companies, billions of KRW)
As of or for the year ended December 31,	Number of affiliates	Total assets	Total equity	Revenue	Net profit
2009	75	87,522	40,450	95,118	2,625
2010	86	97,042	46,208	112,003	4,969
2011	94	139,179	68,968	155,252	6,431
2012	81	144,292	73,559	158,530	3,765
2013	80	148,854	77,909	156,868	4,547

Source: FTC

SK Hynix became a member of the SK Group upon the approval by the general meeting of shareholders of SK Hynix held on February 13, 2012 and the payment by SK Telecom of the acquisition price and closing of the transaction. Despite the significant price paid to the selling shareholders, the acquisition did not have a material impact on SK Telecom’s financial capacity as SK Telecom has strong capacity to generate free cash flows based on its market dominance as well as abundant liquidity and real estate assets that can be securitized.

(8) SK Broadband holds the second largest market share in the broadband Internet, telephone services and IP TV market, in which the three telecommunications service providers are competing, but SK Broadband is experiencing difficulties due to high marketing expenses incurred due to intense competition. Regulatory authorities such as the Korea Communications Commission have also imposed fines and suspension of business on SK Broadband for excessive customer acquisition activities. Investors should note that if such market conditions persist, it may adversely impact not only SK Broadband’s results of operations but also its reputation.

As of December 31, 2014, SK Broadband holds the second largest market share in the broadband Internet, telephone services and IP TV market, in which the three telecommunications service providers are competing.

[Broadband Internet, PSTN and IP TV Market Share]

		(Unit: subscribers, %)
		As of December 31,
		2014		2013		2012		2011
	Classification	Number of subscribers	Market share	Number of subscribers	Market share	Number of subscribers	Market share	Number of subscribers	Market share
	Broadband Internet	4,810,493	25.06	4,569,105	24.38	4,394,123	24.07	4,191,892	23.47
	PSTN	2,731,880	16.13	2,748,628	15.60	2,648,728	14.50	2,478,728	13.30
SK Broadband	IP TV (in ten thousands of subscribers)	282	26.55	208	23.83	137	21.99	88	19.26
	Broadband Internet	8,129,482	42.34	8,066,628	43.05	8,036,639	44.03	7,822,844	43.80
	PSTN	13,712,765	80.95	14,355,457	81.47	15,121,001	82.80	15,699,702	84.26
KT	IP TV(in ten thousands of subscribers)	585	55.09	497	56.93	381	61.16	281	61.49
	Broadband Internet	3,014,196	15.70	2,928,157	15.63	2,743,151	15.03	2,809,690	15.73
	PSTN	494,663	2.92	516,368	2.93	490,516	2.69	454,071	2.44
LG U+	IP TV(in ten thousands of subscribers)	217	18.36	168	19.24	105	16.85	88	19.26
	Broadband Internet	3,244,763	16.90	3,173,624	16.94	3,078,748	16.87	3,035,096	16.99
	PSTN	—	—	—	—	—	—	—	—
Others	IP TV(in ten thousands of subscribers)	—	—	—	—	—	—	—	—
	Broadband Internet	19,198,934	100.0	18,737,514	100.0	18,252,661	100.0	17,859,522	100.0
	PSTN	16,939,308	100.0	17,620,453	100.0	18,261,220	100.0	18,632,501	100.0

Total	IP TV(in ten thousands of subscribers)	1,084	100.0	873	100.0	623	100.0	457	100.0

Source: MSIP

[Regulatory Sanctions Imposed Over the Past Three Years]

Date	Description	Detail	Reason for Sanction and the Relevant Law
July 11, 2014	Violation of the Electronic Commerce Consumer Protection Act	Received a correctional order (relating to the failure to notify consumers of information relating to cancellations of purchases) and a fine of KRW 1 million	SK Broadband failed to notify users of the options and procedures for cancellation of purchases for paid IP TV contents, in violation of Article 13-2(5) of the Electronic Commerce Consumer Protection Act

June 16, 2014	Violation of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.	An administrative fine of KRW 3 million for violation of laws and regulations on electronic payment services	SK Broadband failed to designate persons responsible for customer protection for users of telecommunications billing services to raise complaints and assert their rights. It also failed to provide contact information of such persons on the Internet or by other means of communication (Articles 59-2 and 76-3(21) of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc. and Article 66-9(1) of the related Enforcement Decree)

August 21, 2013	Violation of the Telecommunications Business Act	Ordered to discontinue prohibited acts, received recommendation to improve operations, ordered to publish receipt of sanctions in newspapers	Violation of Article 50-1(5) of the Telecommunications Business Act for use of subscription agreements that omitted certain material terms and conditions pertaining to broadband Internet usage

June 5, 2013	Violation of the Telecommunications Business Act	Ordered to discontinue prohibited acts, amend the terms of service and publish receipt of sanctions in newspapers	Improperly delayed cancellations of broadband Internet subscription in violation of Articles 42-1 and 50-1(5) of the Telecommunication Business Act

December 13, 2012	Violation of accounting rules	Imposed a fine of KRW 38.79 million	Violated accounting rules in connection with the 2011 business report, under Article 49 of the Telecommunication Business Act

May 18, 2012	Violation of the Telecommunications Business Act	SK Broadband received a correctional order and a fine of KRW 253 million from Korea Communications Commission order and a fine of KRW 253 million from Korea Communications Commission	Violation of Article 50-1(5) of the Telecommunications Business Act and Article 50-1 of the related Enforcement Decree by offering gifts and discounts outside the terms and conditions of the subscription agreement to certain subscribers of broadband Internet service and related bundled services (broadband Internet plus VoIP or IP TV), thereby discriminating against certain subscribers

January 20, 2012	Violation of accounting rules	Imposed a fine of KRW 53.88 million by the Korea Communications Commission	Violated accounting rules in connection with the 2010 business report, under Article 49 of the Telecommunication Business Act

Source: Annual business report

Investors should note that if such market conditions persist, it may adversely impact not only SK Broadband’s profitability but also its reputation.

(9) On January 31, 2013, Chairman Tae Won Chey, the largest shareholder of SK C&C which is the holding company of the SK Group, was found guilty of violating the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. The Seoul High Court sentenced him to four years in prison on September 27, 2013, and on February 27, 2014, the Supreme Court of Korea affirmed the decision and dismissed all appeals. SK Broadband believes that this final ruling would not have a material impact on its financial condition and that any impact on its profitability will be immaterial. However, investors should note that any deterioration in the overall reputation of the SK Group may have a direct and/or indirect adverse impact on SK Broadband, a member company of the SK Group within the meaning of the Fair Trade Act.

On January 5, 2012, Mr. Tae Won Chey, chairman of SK Holdings, was indicted on charges of embezzlement and criminal breach of fiduciary duty in violation of the Act on the Aggravated Punishment, etc. of Specific Economic Crimes. On January 31, 2013, the Seoul Central District Court sentenced him to a prison term of four years for misappropriation of KRW 46.5 billion of corporate funds received from SK Telecom and SK C&C. On September 27, 2013, the Seoul High Court affirmed the trial court’s decision and sentenced him to four years in prison, and on February 27, 2014, the Supreme Court of Korea dismissed all appeals and affirmed the Seoul High Court’s decision.

Mr. Chey Tae Won resigned from all director positions he had maintained at SK Group companies. As Mr. Chey Tae Won has never owned shares of SK Broadband nor served as a director or executive officer of SK Broadband, the outcome of these proceedings is not expected to have a material effect on SK Broadband’s business. However, it is difficult to predict, among others, the market’s assessment of such case.

The final decision on this case is not expected to have a material effect on SK Broadband’s financial condition, and any impact on its profitability is expected to be immaterial. However, investors should note that any deterioration in the overall reputation of the SK Group could directly and/or indirectly affect member companies of the SK Group, including SK Broadband, as prescribed in the Fair Trade Act.

(10) As of December 31, 2014, SK Broadband had accounts receivable of KRW 40.6 billion from specially related parties and accounts payable of KRW 105.5 billion to specially related parties. Operating revenue generated from specially related parties in 2014 amounted to KRW 653.6 billion, which was 24.6% of SK Broadband’s total operating revenue of KRW 2.6544 trillion, and mainly consisted of consignment sales through the distribution network of SK Telecom, the parent company. Continued increase in transactions with specially related parties in the future can lead to SK Broadband’s earnings being influenced by the financial conditions and results of operations of affiliates and specially related parties.

As of December 31, 2014, SK Broadband had accounts receivable of KRW 40.6 billion from specially related parties and accounts payable of KRW 105.5 billion to specially related parties. Operating revenue generated from specially related parties in 2014 amounted to KRW 653.6 billion, which was 24.6% of SK Broadband’s total operating revenue of KRW 2.6544 trillion in 2014. This is considered to be mainly due to consignment sales through SK Telecom’s distribution network.

Considering the good credit ratings of the parent company, it is unlikely that high reliance on specially related parties to generate revenue will pose a risk to SK Broadband. However, if transactions with specially related parties continue to increase, the financial conditions and results of operations of affiliates and specially related parties could affect SK Broadband’s profitability.

[Transactions with Specially Related Parties in 2014]

			(Unit: thousands of KRW)
Relationship with SK Broadband	Company Name	Revenue	Operating expense	Asset acquisition
Ultimate controlling entity	SK Holdings	14,496	4,853,352	—
Controlling entity	SK Telecom	588,967,620	133,057,228	9,905,780
Other specially related parties	F&U Credit Information Co., Ltd.	199,469	2,491,249	—
	SK Telink Co., Ltd.	11,400,147	6,213,900	46,000
	SK Communications	3,324,145	—	—
	PS&Marketing	104,198	5,560,917	—
	Service Ace Co., Ltd.	17,566	50,777,885	—
	Service Top Co., Ltd.	400,319	30,141,131	—
	Network O&S Co., Ltd.	349,774	31,105,965	5,915,452
	Television Media Korea Inc.,	4,435,770	6,809,112	—
	SK Planet	24,853,661	4,789,531	12,247
	SK Hynix	3,611,086	—	—
	M&Service Co., Ltd.	534,883	5,201,187	15,357
	SK Engineering & Construction Co., Ltd.	262,301	2,944,200	156,559,885
	SK Telesys Co., Ltd.	150,613	23,484,095	113,729,297
	SK C&C	12,753,006	44,015,602	39,161,263
	INFOSEC Inc.	69,206	6,517,235	1,517,796
	SK Networks	999,452	1,768,388	56,343,623
	SK Networks Service Co., Ltd.	206,460	71,535,942	1,078,508
	Others	901,958	1,696,574	519,532
Total		653,556,130	432,963,493	384,804,740

Source: SK Broadband’s audited financial statements and notes thereto

[Accounts Receivable from, and Accounts Payable to, Specially Related Parties as of December 31, 2014]

				(Unit: thousands of KRW)
	Company Name	Accounts Receivable		Accounts payable
Relationship with SK Broadband		Trade receivables	Other accounts receivable	Outstanding balance	Other accounts payable
Ultimate controlling entity	SK Holdings	—	—	—	—
Controlling entity	SK Telecom	26,595,097	11,837,052	2,225,226	1,051,718
Other specially related parties	SK Telink Co., Ltd.	125,939	—	283,333	47,600
	SK Communications	123,871	—	—	—
	PS&Marketing	—	—	547,594	—
	Service Ace Co., Ltd.	129	—	6,712,863	—
	Service Top Co., Ltd.	29,316	—	2,788,462	300,000
	Network O&S Co., Ltd.	20,293	—	2,980,433	70,000
	Television Media Korea Inc.	465,263	—	715,345	—
	SK Planet	691,990	—	1,958,138	—
	M&Service Co., Ltd.	2,860	—	290,258	—
	SK Engineering & Construction Co., Ltd.	200,000	—	23,431,787	—
	SK Telesys Co., Ltd.	10,057	1	29,919,834	—
	SK C&C	26,088	438,254	23,996,100	3,388,000
	INFOSEC Inc.	—	—	1,425,927	—
	SK Networks	42,688	4,615	1,788,781	134,319
	SK Networks Service Co., Ltd.	976	—	649,583	—
	Others	—	—	802,854	—

	Total	28,334,567	12,279,922	100,516,518	4,991,637

Source: SK Broadband’s audited financial statements and notes thereto

(11) On March 11, 2014, Busan Nambu Police Station charged 18 suspects with illegally selling and distributing, or purchasing and wrongfully using, 12.3 million pieces of personal information, and published a press release that all breached data have been confiscated and that it has notified relevant companies and authorities to develop countermeasures. According to the press release, some of the affected personal information was traced to telecommunications service providers and financial institutions, and joint investigations with the Korea Communications Commission (for telecommunications service providers) and the FSS (for financial institutions) revealed that a significant portion of the personal information was indeed leaked from such entities, including 4.2 million pieces leaked from telecommunications service providers and 1 million pieces leaked from 11 financial institutions. According to Yeonhap News as of the same date, 2.5 million, 1.5 million and 76,000 (4.23 million in total) pieces of personal information were allegedly leaked from LG U+, SK Broadband and KT, respectively, and such personal information was distributed through their dealers. However, based on SK Broadband’s internal investigation to date, such leakage was traced back to the independent retailers (not contractually related to SK Broadband) where the affected customers subscribed to its services, with no involvement of SK Broadband.

On December 29, 2014, civil organizations including the People’s Solidarity for Participatory Democracy (PSPD) and the Hope Solidarity Union held a press conference, during which they raised issues related to the illegal collection and leakage of personal information at LG U+’s center in northern Busan and SK Broadband’s home customer center in Seongbuk, Seoul. They also claimed that SK Broadband’s Seongbuk center (operated by Inhwa Broadband) did not dispose of personal information of customers who had terminated their services and used it for illegal marketing activities. SK Broadband plans to investigate the facts and take appropriate measures in accordance with the contract provisions between it and its contractor, Inhwa Broadband, and will continue to strengthen the monitoring and management of customer data security.

The press release issued by the police states that the leakage occurred not through the databases that SK Broadband or its exclusive dealers maintain but through independent retailers with no contractual relationship with SK Broadband. According to Busan Nambu Police Station’s press release, the independent retailers (with no contractual relationship with SK Broadband) had maintained personal information (which overlaps with some of the customer data maintained by telecommunications service providers) provided by customers at the time of service subscription, and such information was stolen by hackers who took advantage of weak security. Based on SK Broadband’s internal investigation up to date, SK Broadband had no involvement in the leakage.

However, to prevent such cases from recurring, SK Broadband has taken the following measures:

•	Established a security operations center to prevent customer information leakage

•	Created a security monitoring team

•	Strengthened security for customer information databases

•	Strengthened the overall security system including the internal data leak prevention function

•	Developed a personal information protection system for retailers

•	Performed a voluntary inspection relating to internal control over protection of personal information

•	Strengthened education on personal information protection for employees and distribution channels

•	Strengthened monitoring of personal information protection

On December 29, 2014, civil organizations including the People’s Solidarity for Participatory Democracy and the Hope Solidarity Union held a press conference, during which they raised issues related to the illegal collection and leakage of personal information at LG U+’s center in northern Busan and SK Broadband’s home customer center in Seongbuk, Seoul (operated by Inhwa Broadband).

However, based on the latest findings by SK Broadband, while the home customer center (operated by Inhwa Broadband) had stored certain documents related to the collection of leased equipment in its storage, it was not related to illegal collection or leakage of personal information, and the center had never engaged in illegal marketing activities using such documents.

SK Broadband plans to investigate the facts and take appropriate measures in accordance with the contract provisions between it and its contractor, Inhwa Broadband, and will continue to strengthen the monitoring and management of customer data security.

C.	Other Risks

(1)	As of the date of submission of the Securities Registration Statement, SK Broadband’s largest shareholder, SK Telecom, holds 50.56% of SK Broadband. However, the extraordinary resolution by a general meeting of shareholders requires the approval of two-thirds (2/3) of the voting rights of the participating shareholders and one-third (1/3) of the total issued shares. SK Broadband’s general meetings of shareholders have never rejected an agenda item put to vote, but as SK Telecom is not the sole holder of voting rights for the approval of the Share Exchange, the Share Exchange may be cancelled if the general meeting of shareholders votes against it.

(2)	The volatility of SK Telecom shares may increase due to various factors, and investors should note that the use of treasury shares for this Share Exchange may expose them to such risk of volatility in stock value of SK Telecom shares. Also, in connection with the Share Exchange, shareholders of one common share of SK Broadband will be allotted 0.0168936 common shares of SK Telecom, and the exchange ratio will not change depending on stock price changes of SK Telecom or SK Broadband but is fixed. As a result, there may be a risk that the value of the allotted shares of SK Telecom may change.

Treasury shares acquired as a result of appraisal rights exercised by SK Broadband during the period between the execution of the Share Exchange Agreement and the Share Exchange Date are to be purchased by SK Telecom, and treasury shares acquired by SK Broadband after the Share Exchange Date will be exchanged for common shares of SK Telecom.

(3)	Investors should note that as trading of SK Broadband shares are to be suspended during the period beginning on the date (June 5, 2015) that is two business days prior to the Share Exchange Date and ending on the last day for submission of SK Broadband’s old share certificates (June 8, 2015), the liquidity of such shares may be limited.

(4)	Matters related to appraisal rights

SK Telecom Co., Ltd.

As SK Telecom intends to proceed with the Share Exchange as a small-scale share swap in accordance with Article 360-10 of the KCC, shareholders of SK Telecom are not granted any appraisal rights. However, pursuant to Article 360-10(5) of the KCC, in the event that shareholders that collectively hold 20% or more of the total issued shares of SK Telecom dissent, this small-scale share swap procedure must be replaced by a general share exchange procedure. In such case, appraisal rights will be granted to shareholders of SK Telecom dissenting from the Share Exchange in accordance with Article 360-5 of the KCC. The expected share purchase price of SK Telecom determined in accordance with Article 176-7(3) of the Enforcement Decree of the FSCMA is KRW 283,121. Such price is the price proposed by SK Telecom to its shareholders for consultation, and in accordance with Article 165-

5(3) of the FSCMA, if SK Telecom or the shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price.

Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom during the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC.

In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner.

Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

SK Broadband Co., Ltd.

The expected share purchase of SK Broadband in case appraisal rights are exercised, determined in accordance with Article 176-7(3) of the Enforcement Decree of the FSCMA is KRW 4,645. Such price is the price proposed by SK Broadband to its shareholders for consultation, and in accordance with Article 165-5(3) of the FSCMA, if SK Broadband or the shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price.

Treasury shares acquired following the execution of the Share Exchange Agreement and prior to the Share Exchange Date as a result of the dissenting shareholders’ exercise of appraisal rights are expected to be transferred to SK Telecom in accordance with the share transfer agreement between SK Telecom and SK Broadband, and treasury shares acquired after the Share Exchange Date are expected to be transferred to SK Telecom in accordance with the Share Exchange, which will be exchanged for common shares of SK Telecom. As a result of such transactions, SK Broadband may be exposed to a possible violation of Article 342-2 of the KCC and Articles 8-2(5) and 9 of the Fair Trade Act, and thus SK Broadband plans to dispose of such shares promptly.

Investors should note that such disposal of shares may impact SK Telecom’s share price.

KOREAN COMMERCIAL CODE

Article 342-2 (Acquisition of Parent Company’s Shares by Subsidiary Company)

(1) In cases where a company (hereafter referred to as “parent company”) holds more than a half of the total issued and outstanding shares in another company (hereafter referred to as “subsidiary company”), the subsidiary company may not acquire shares in the parent company, except in the following cases:

1. In cases of an all-inclusive exchange and all-inclusive transfer of shares, the merger of companies or the acquisition of the entire business of another company;

2. Where it is necessary to do so to achieve the objective in the course of exercising the rights of the company.

(2) In cases falling under paragraph (1), the subsidiary company shall dispose of the shares of the parent company within six months of the acquisition thereof.

(3) If a parent company and its subsidiary company in aggregate hold, or a subsidiary company by itself holds, more than a half of the total issued and outstanding shares in another company, such another company shall be deemed a subsidiary company of the parent company for the purpose of this Act.

[Excerpts from the Monopoly Regulation and Fair Trade Act]

Article 8-2 (Restrictions, etc. on Act by Holding Companies, etc.)

…	A company (hereinafter referred to as “third-tier subsidiary”) whose stocks are held by a second-tier subsidiary (i.e., subsidiary of a subsidiary) in accordance with paragraph (4) 4 shall not hold stocks of a domestic affiliate company: Provided, That this shall not apply where it falls under any of the following subparagraphs:

1. Where less than two years have passed, since a domestic affiliate company falls under a third-tier subsidiary for the domestic affiliate company whose stocks were held at the time of becoming a third-tier subsidiary;

2. Where less than a year has passed, since a domestic company which is not an affiliate company whose stocks are being held falls under an affiliate company.

Article 9 (Prohibition, etc. of Mutual Contribution)

	Any company belonging to an enterprise group whose total assets, etc. fall under the criteria prescribed by Presidential Decree, and thereby designated under Article 14 (1) (hereinafter referred to as “enterprise group subject to the limitations on mutual investment”) shall not acquire or own stocks of an affiliated company which acquires or owns its stocks: Provided, that this shall not apply where it falls under any of the following subparagraphs:
1.	A merger of companies, or the acquisition by transfer of a whole business;
2.	Exercise of security right, or the receipt of payment in substitutes.

‚	Any company which makes an investment under the proviso to paragraph (1) shall dispose of stocks within six months from the day on which it acquires or holds them: Provided, That this shall not apply where an affiliated company acquiring or holding its own stocks disposes of them.

ƒ	Any company which belongs to an enterprise group subject to the limitations on mutual investment and which is also an investment company for the establishment of small and medium enterprises under the Support for Small and Medium Enterprise Establishment Act, shall not acquire or hold stocks of a domestic affiliated company.

(5)	The aggregate number of registered common shares that SK Telecom will allot to shareholders of Broadband as a result of the Share Exchange in accordance with the share exchange ratio will be 2,471,883 shares. In the event shareholders of SK Broadband exercise their appraisal rights, the number of allotted shares can decrease, but if all of the allotted shares are exchanged, SK Telecom can be subject to a corporate tax of up to approximately KRW 48 billion for the profit incurred by the disposal of treasury shares. If the Share Exchange satisfies each condition under Article 38(1) of the Tax Reduction and Exemption Control Act, SK Telecom will be exempt from paying the relevant securities transaction tax.

(6)	The parties to the Share Exchange may be exposed to various unpredictable situations related to business activities that may lead to lawsuits, regulatory restrictions and penalties, and other legal risks during the process of or in connection with the Share Exchange, which may have an adverse financial impact, including financial losses, on them.

At this time, it is impossible to predict whether or not such lawsuits will arise in the future, and the parties may not discount the possibility that these lawsuits and their results may have a negative impact on the reputation and business activities of the parties of the Share Exchange and the SK Group. Investors should also note that any such lawsuit may have an adverse impact on the Share Exchange, including a cancellation of the Share Exchange process depending on the progress and outcomes of such lawsuits.

(7)	The schedule set forth in the Securities Registration Statement is not final and is subject to change if grounds for amendment occur during the public disclosure evaluation process of the FSS.

(8)	Investors should not make investment decisions solely based on the aforementioned investment risks, and note that such decisions must be made independently.

(9)	There are no agreements for put options, call options, put-back options, etc. between the parties of the Share Exchange or with a third party in relation to the Share Exchange.

(10)	The standards of supervision over listed companies are becoming stricter, and should SK Telecom violate such standards or related regulations, various penalties may be imposed on SK Telecom, including suspension of stock trading, designation as an issue for administration, and delisting by the Korea Exchange. Investors should pay attention to Article 75, Article 80, and Article 80-2 of the Enforcement Rules of the KRX KOSPI Market Listing Regulations. For detailed content, please refer to the Korea Ministry of Government Legislation (http://law.go.kr), the FSS (http://fss.or.kr), and the Korea Exchange (http://law.krx.co.kr).

(11)	The Securities Registration Statement, this Prospectus and other added documents are subject to change if grounds for amendment occur during the FSS’s public disclosure evaluation process, and if content related closely to investment decisions are changed, it may have an impact on the schedule of major events. Also, investors should note that the schedule is subject to change due to the overall process of cooperation with related institutions, and keep monitoring such changes. The effectiveness of the Securities Registration Statement pursuant to Article 120(3) of the FSCMA is not an acknowledgement of the truthfulness or accuracy of the matters contained therein nor the Government’s guarantee or approval of the value of the securities, and investors are solely responsible with respect to the investment decision regarding the securities.

The contents of the Securities Registration Statement are current as of the date thereof, and other than the information provided therein, there are no matters that may result in a material change in or significant impact on the assets, liabilities, cash flows and profits and losses.

The regular and non-regular public disclosure matters of the parties to the Share Exchange, such as business reports (including quarterly and half-year reports) and audit reports, are publicly disclosed on the FSS e-Disclosure System (http://dart.fss.or.kr), and updates on the progress of the Share Exchange will also be publicly disclosed. Please refer to such disclosures when making an investment decision.

(12)	The effectiveness of the Securities Registration Statement pursuant to Article 120(3) of the FSCMA is not an acknowledgement of the truthfulness or accuracy of the matters contained therein nor the Government’s guarantee or approval of the value of the securities.

(13)	The regular and non-regular public disclosure matters of the parties to the Share Exchange, such as business reports and audit reports, are publicly disclosed on the FSS e-Disclosure System (http://dart.fss.or.kr). Please refer to such disclosures when making an investment decision.

VII.	MATTERS RELATING TO APPRAISAL RIGHTS

1.	Conditions for Exercising Appraisal Rights

A.	Parent Company (SK Telecom)

Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as it is intended that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360 10 of the KCC.

Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC.

In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner.

Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

B.	Wholly-owned Subsidiary (SK Broadband)

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a dissenting shareholder of SK Broadband listed in the shareholder register as of the record date may exercise its appraisal rights with respect to all or a portion of the shares owned by such shareholder by providing SK Broadband with a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised within 20 days after the date of the resolution adopted at the general meeting of shareholders (such period, the “SKB Appraisal Rights Exercise Period”), only in the event that such shareholder has provided SK Broadband in writing its intent to dissent prior to the related general meeting of shareholders.

Pursuant to Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree, appraisal rights will only be granted if (a) a shareholder can prove that the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors relating to the Share Exchange, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe. The exercise of appraisal rights may not be revoked after their exercise.

In addition, shareholders of SK Broadband that notify SK Broadband in writing of their intent to dissent from the resolution of the board of directors relating to the Share Exchange may not exercise appraisal rights if such shareholders vote in favor of the Share Exchange at the general meeting of shareholders. SK Broadband, as a listed company in the KRX KOSDAQ Market, must purchase the shares in respect of which appraisal rights have been exercised within one month after the end date of the SKB Appraisal Rights Exercise Period.

Item	Date
Business day after the date of the resolution of the board of directors	March 23, 2015
Record date	April 6, 2015
Period for notification of an intent to dissent	April 21, 2015 – May 5, 2015 1)
SKB Appraisal Rights Exercise Period	May 6, 2015 – May 26, 2015 2)

1.

Beneficial owners that have entrusted their shares to a securities company (i.e., a financial investment business entity) must notify such securities company of their intent to dissent. In such case, the intent to dissent must be conveyed no later than three business days prior to the date of the general meeting of shareholders. The securities company must collect and convey such information to the Korea Securities Depositary, (the “KSD”) two business days prior to the date of the general meeting of shareholders. The KSD must notify SK Broadband of the beneficial owners’ intent to dissent on behalf of such owners prior to the date of the general meeting of shareholders. For more information, please consult with such securities company entrusted with shares.
2.	Beneficial owners that have entrusted their shares to a securities company may file with such securities company a written application for appraisal rights specifying the class and the number of shares with respect to which appraisal rights are being exercised. In such case, beneficial owners must convey such written statement to such securities company no later than two business days prior to the end date of the SKB Appraisal Right Exercise Period, and the KSD must notify SK Broadband on behalf of such owners. For more information, please consult with such securities company entrusted with shares.

2.	Calculation of the Relevant Share Purchase Price

A.	Common Shares of SK Telecom

Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as it is intended that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360-10 of the KCC.

Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom during the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360 10(5) of the KCC.

In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner.

Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

[Exercising Appraisal Rights Under Procedures for a General Exchange of Shares]

As set forth above, although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360 10(5) of the KCC. If SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders, and appraisal rights will be granted to shareholders dissenting from the Share Exchange.

In accordance with Article 165-5(3) of the FSCMA, the share purchase price should be determined through consultation between the corporation and shareholders. If no agreement is reached on the share purchase price, pursuant to Article 176-7(2) of the FSCMA, the share purchase price shall be determined based on the trading price of the applicable shares on the date prior to the relevant resolution of the board of directors. However, if the corporation or a shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price. Accordingly, shareholders who contest the share purchase price should note that they are entitled to request a court determination of the share purchase price.

The expected share purchase price of SK Telecom determined in accordance with the method prescribed by Article 176-7(2) of the FSCMA is set forth below, and SK Telecom has determined that such price is the price proposed to its shareholders for consultation.

Item	Description
Company’s proposed share purchase price for consultation	KRW 283,121
Calculation criteria	Determined in accordance with the method prescribed by Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree
If no agreement is reached on the share purchase price	In accordance with Article 165-5(3) of the FSCMA, if SK Telecom or the shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price.

Note: In the event that the shareholders contesting the above expected share purchase price request determination of the share purchase price by a court, such request will not affect the Share Exchange procedures, and the purchase price determined by such request shall have effect only with respect to those shareholders who made such request.

ø Method of determination of expected share purchase price (calculation date: one day prior to the resolution of the board of directors (March 19, 2015))

Item	Amount (KRW)	Calculation Period
(i) Weighted average of the share prices for the most recent two-month period	283,563	January 20, 2015 – March 19, 2015
(ii) Weighted average of the share prices for the most recent one-month period	281,857	February 23, 2015 – March 19, 2015
(iii) Weighted average of the share prices for the most recent one-week period	283,944	March 13, 2015 – March 19, 2015
Purchase price [((i) + (ii) + (iii)) / 3]	283,121	—

Note: The expected share purchase price is the arithmetic mean of (i) the weighted average of the share prices for the most recent two-month period, (ii) the weighted average of the share prices for the most recent one-month period and (iii) the weighted average of the share prices for the most recent one-week period [((i)+(ii)+(iii))/3].

ø The table below shows the share prices and trading volumes for the two-month period leading up to the calculation date of March 19, 2015.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
January 20, 2015	273,500	115,230	31,515,405,000
January 21, 2015	275,000	106,196	29,203,900,000
January 22, 2015	277,000	96,392	26,700,584,000
January 23, 2015	283,500	193,495	54,855,832,500
January 26, 2015	290,000	205,547	59,608,630,000
January 27, 2015	288,000	275,117	79,233,696,000
January 28, 2015	285,500	220,474	62,945,327,000
January 29, 2015	284,000	192,057	54,544,188,000
January 30, 2015	289,000	295,975	85,536,775,000
February 2, 2015	288,000	93,772	27,006,336,000
February 3, 2015	282,500	187,340	52,923,550,000
February 4, 2015	280,000	116,462	32,609,360,000
February 5, 2015	278,000	115,752	32,179,056,000
February 6, 2015	278,000	108,234	30,089,052,000
February 9, 2015	277,000	100,144	27,739,888,000
February 10, 2015	274,000	103,784	28,436,816,000
February 11, 2015	280,500	158,267	44,393,893,500
February 12, 2015	289,500	174,848	50,618,496,000
February 13, 2015	295,500	123,373	36,456,721,500
February 16, 2015	301,000	172,874	52,035,074,000
February 17, 2015	295,500	87,843	25,957,606,500
February 23, 2015	291,000	72,997	21,242,127,000
February 24, 2015	291,000	119,745	34,845,795,000
February 25, 2015	288,000	121,071	34,868,448,000
February 26, 2015	287,500	125,510	36,084,125,000
February 27, 2015	286,500	171,702	49,192,623,000
March 2, 2015	284,000	96,975	27,540,900,000
March 3, 2015	283,500	109,686	31,095,981,000
March 4, 2015	288,000	135,798	39,109,824,000
March 5, 2015	290,000	135,499	39,294,710,000
March 6, 2015	283,000	207,854	58,822,682,000
March 9, 2015	279,000	190,007	53,011,953,000
March 10, 2015	270,500	197,630	53,458,915,000
March 11, 2015	269,000	183,298	49,307,162,000
March 12, 2015	270,000	257,139	69,427,530,000
March 13, 2015	283,000	216,449	61,255,067,000
March 16, 2015	280,000	123,012	34,443,360,000
March 17, 2015	279,500	106,096	29,653,832,000
March 18, 2015	281,500	111,038	31,257,197,000
March 19, 2015	290,500	218,533	63,483,836,500

Item			Price (KRW)
Weighted average of the closing prices for the most recent two-month period			283,563
Weighted average of the closing prices for the most recent one-month period			281,857
Weighted average of the closing prices for the most recent one-week period			283,944

B.	Common Shares of SK Broadband

Item	Description
Company’s proposed share purchase price for consultation	KRW 4,645
Calculation criteria	Determined in accordance with the method prescribed by Article 165-5 of the FSCMA and Article 176-7 of its Enforcement Decree
If no agreement is reached on the share purchase price	In accordance with Article 165-5(3) of the FSCMA, if SK Broadband or the shareholder exercising the appraisal rights contests such share purchase price, it may request a court determination of the share purchase price.

Note: In the event that the shareholders contesting the above expected share purchase price request determination of the share purchase price by a court, such request will not affect the Share Exchange procedures, and the purchase price determined by such request shall have effect only with respect to those shareholders who made such request.

ø Method of determination of expected share purchase price (calculation date: one day prior to the resolution of the board of directors (i.e., March 19, 2015))

Item	Amount (KRW)	Calculation Period
(i) Weighted average of the share prices for the most recent two-month period	4,457	January 20, 2015 – March 19, 2015
(ii) Weighted average of the share prices for the most recent one-month period	4,650	February 23, 2015 – March 19, 2015
(iii) Weighted average of the share prices for the most recent one-week period	4,827	March 13, 2015 – March 19, 2015
Purchase price [((i) + (ii) + (iii)) / 3]	4,645	—

Note: The expected share purchase price is the arithmetic mean of (i) the weighted average of the share prices for the most recent two-month period, (ii) the weighted average of the share prices for the most recent one-month period and (iii) the weighted average of the share prices for the most recent one-week period [((i)+(ii)+(iii))/3].

ø The table below shows the share prices and trading volumes for the two-month period leading up to the calculation date of March 19, 2015.

Date	Closing Price (KRW)	Trading Volume (Shares)	Closing Price × Trading Volume (KRW)
January 20, 2015	4,390	987,115	4,333,434,850
January 21, 2015	4,220	1,304,072	5,503,183,840
January 22, 2015	4,195	701,813	2,944,105,535
January 23, 2015	4,325	921,373	3,984,938,225
January 26, 2015	4,220	968,945	4,088,947,900
January 27, 2015	4,180	682,170	2,851,470,600
January 28, 2015	4,230	1,002,533	4,240,714,590
January 29, 2015	4,295	1,445,337	6,207,722,415
January 30, 2015	4,245	1,429,872	6,069,806,640
February 2, 2015	4,125	1,633,790	6,739,383,750
February 3, 2015	4,025	3,648,583	14,685,546,575
February 4, 2015	3,980	2,356,965	9,380,720,700
February 5, 2015	3,925	1,825,198	7,163,902,150
February 6, 2015	4,005	2,136,654	8,557,299,270
February 9, 2015	4,030	1,335,062	5,380,299,860
February 10, 2015	4,035	1,129,048	4,555,708,680
February 11, 2015	4,125	806,491	3,326,775,375
February 12, 2015	4,125	1,204,272	4,967,622,000
February 13, 2015	4,200	1,140,015	4,788,063,000
February 16, 2015	4,200	913,417	3,836,351,400
February 17, 2015	4,400	4,372,894	19,240,733,600
February 23, 2015	4,505	2,566,113	11,560,339,065
February 24, 2015	4,580	2,596,314	11,891,118,120
February 25, 2015	4,560	1,337,494	6,098,972,640
February 26, 2015	4,490	1,863,820	8,368,551,800
February 27, 2015	4,545	1,214,577	5,520,252,465
March 2, 2015	4,450	1,703,426	7,580,245,700
March 3, 2015	4,410	1,583,869	6,984,862,290
March 4, 2015	4,410	615,650	2,715,016,500
March 5, 2015	4,340	1,401,666	6,083,230,440
March 6, 2015	4,300	1,096,376	4,714,416,800
March 9, 2015	4,280	860,690	3,683,753,200
March 10, 2015	4,470	2,596,457	11,606,162,790
March 11, 2015	4,330	2,433,011	10,534,937,630
March 12, 2015	4,455	1,375,749	6,128,961,795
March 13, 2015	4,860	10,105,124	49,110,902,640
March 16, 2015	4,675	5,670,530	26,509,727,750
March 17, 2015	4,710	2,170,908	10,224,976,680
March 18, 2015	4,870	4,696,271	22,870,839,770
March 19, 2015	4,990	3,556,399	17,746,431,010

Item			Price (KRW)
Weighted average of the closing prices for the most recent two-month period			4,457
Weighted average of the closing prices for the most recent one-month period			4,650
Weighted average of the closing prices for the most recent one-week period			4,827

3.	Procedures, Method, Timeframe and Location for Exercising Appraisal Rights

A.	SK Telecom

Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as it is intended that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360 10 of the KCC.

Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC.

In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner.

Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

B.	SK Broadband

(1)	Procedures for Exercising Appraisal Rights

•	Procedures for Expressing Intent to Dissent

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a shareholder of SK Broadband listed in the shareholder register as of the record date (April 6, 2015) who dissents from the Share Exchange shall provide SK Broadband in writing its intent to dissent during the period from the date of public notice of the general meeting of shareholders (April 21, 2015) to one day prior to the date of the general meeting of shareholders (May 5, 2015).

Beneficial owners that have entrusted their shares to a securities company must notify such securities company of their intent to dissent. In such case, the intent to dissent must be conveyed no later than three business days prior to the date of the general meeting of shareholders. The securities company must collect and convey such information to the KSD two business days prior to the date of the general meeting of shareholders. The KSD must notify SK Broadband of the beneficial owners’ intent to dissent on behalf of such owners prior to the date of the general meeting of shareholders.

•	Method of Exercising Appraisal Rights

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a shareholder who has expressed its intent to dissent from the Share Exchange may exercise its appraisal rights with respect to shares owned by such shareholder by providing SK Broadband a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised during the SKB Appraisal Rights Exercise Period, which is the period of 20 days after the date of the resolution adopted at the general meeting of shareholders.

Beneficial owners that have entrusted their shares to a securities company may file with such securities company a written application for appraisal rights specifying the class and the number of shares with respect to which appraisal rights are being exercised. In such case, beneficial owners must convey such written statement to such securities company no later than two business days prior to the end date of the SKB Appraisal Rights Exercise period, and the KSD must notify SK Broadband on behalf of such owners.

(2)	Exercise Period: From May 6, 2015 to May 26, 2015 Pursuant to Article 360-5 of the KCC, a shareholder who has provided SK Broadband in writing notice of its intent to dissent from the resolution of the board of directors relating to the Share Exchange prior to the general meeting of shareholders may exercise its appraisal rights within 20 days after the date of the resolution adopted at the general meeting of shareholders.

(3)	Filing Location

Item	Location	Remarks
SK Broadband	SK Building, 24, Toegye-ro, Jung-gu, Seoul 100-711, Korea	—

4.	Impact of the Appraisal Rights on the Effectiveness of the Share Exchange Agreement

A.	SK Telecom

Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as it is intended that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360 10 of the KCC. Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may be required to follow the procedures for a general exchange of shares pursuant to Article 360-10(5) of the KCC. In such case, appraisal rights will be granted to shareholders of SK Telecom dissenting from the Share Exchange in accordance with Article 360-5 of the KCC.

Note: If written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Broadband in writing within 30 days after the end of the Dissent Filing Period.

B.	SK Broadband

Pursuant to Article 360-5 of the KCC and Article 165-5 of the FSCMA, a shareholder who has expressed its intent to dissent from the Share Exchange may exercise its appraisal rights with respect to shares owned by such shareholder by providing SK Broadband a written statement specifying the class and the number of shares with respect to which appraisal rights are being exercised during the SKB Appraisal Rights Exercise Period, which is the period of 20 days after the date of the resolution adopted at the general meeting of shareholders. Such exercise of appraisal rights will not impact the Share Exchange.

5.	Impact of the Appraisal Rights on the Effectiveness of the Share Exchange Agreement

A.	SK Telecom

SK Telecom Shareholders of SK Telecom dissenting from the Share Exchange are not granted any appraisal rights as it is intended that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap set forth in Article 360-10 of the KCC.

Although SK Telecom intends that the Share Exchange will proceed in accordance with the procedures for a small-scale share swap, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom within the Dissent Filing Period, SK Telecom may not proceed with the Share Exchange as a small-scale share swap pursuant to Article 360-10(5) of the KCC.

In such case, if SK Telecom does not provide SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period, SK Telecom will need to receive approval for the Share Exchange Agreement through a general meeting of shareholders and SK Telecom will disclose the relevant schedule to shareholders in a timely manner.

Investors should note that the Share Exchange may be cancelled if SK Telecom provides SK Broadband a written notice of termination of the Share Exchange Agreement within 30 days after the end of the Dissent Filing Period.

[Funding, Schedule, Method, etc. of Payment of the Share Purchase Price Under the Procedures for a General Exchange of Shares of the SK Telecom]

(1)	Funding of the Share Purchase Price

SK Telecom expects to fund the share purchase price from available funds retained by SK Telecom, etc.

(2)	Payment Schedule for the Share Purchase Price

Payment of the share purchase price is expected to be made within one month after the last day of the SKT Appraisal Rights Exercise Period.

(3)	Payment Method for the Share Purchase Price

•	Shareholders registered in shareholder register: by transfer of funds to the registered bank accounts of such shareholders

•	Beneficial owners that have entrusted their shares to a securities company: by transfer of funds to the registered trading accounts of the beneficial owners at the relevant securities companies

(4)	Noteworthy Matters Relating to the Exercise of Appraisal Rights

Please note that matters relating to the share purchase price and the exercise of appraisal rights are subject to change following consultation with the shareholders, if needed. In the event appraisal rights are exercised by the shareholders dissenting from the Share Exchange, the resulting transaction, as an over-the-counter trade, may subject the exercising shareholders to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event a resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a business establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder. In addition, in the event appraisal rights are exercised, a securities transaction tax of 0.5% of the sale price will be applicable.

(5)	Disposal of Treasury Shares Acquired as a Result of Exercise of Appraisal Rights

Treasury shares acquired as a result of the exercise of appraisal rights are expected to be disposed of within three years after the acquisition of such shares in accordance with Article 165-5(4) of the FSCMA and Article 176-7(3) of its Enforcement Decree.

B.	SK Broadband

(1)	Funding of the Share Purchase Price

SK Broadband expects to fund the share purchase price from available funds retained by SK Broadband, etc.

(2)	Payment Schedule for the Share Purchase Price

Payment of the share purchase price is expected to be made within one month after the last day of the SKB Appraisal Rights Exercise Period.

(3)	Payment Method for the Share Purchase Price

•	Shareholders registered in shareholder register: by transfer of funds to the registered bank accounts of such shareholders

•	Beneficial owners that have entrusted their shares to a securities company: by transfer of funds to the registered trading accounts of the beneficial owners at the relevant securities companies

(4)	Noteworthy Matters Relating to the Exercise of Appraisal Rights

Please note that matters relating to the share purchase price and the exercise of appraisal rights are subject to change following consultation with the shareholders, if needed. In the event appraisal rights are exercised by the shareholders dissenting from the Share Exchange, the resulting transaction, as an over-the-counter trade, may subject the exercising shareholders to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event a resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a business establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder. In addition, in the event appraisal rights are exercised, a securities transaction tax of 0.5% of the sale price will be applicable.

(5)	Disposal of Treasury Shares Acquired as a Result of Exercise of Appraisal Rights

Treasury shares acquired as a result of the exercise of appraisal rights are expected to be transferred to SK Telecom in accordance with the share transfer agreement between SK Telecom and SK Broadband, and treasury shares acquired after the date of the Share Exchange are expected to be transferred to SK Telecom in accordance with the Share Exchange, which will be exchanged for common shares of SK Telecom. As a result of such transactions, SK Broadband may be exposed to a possible violation of Article 342-2 of the KCC and Articles 8-2(5) and 9 of the Fair Trade Act, and thus SK Broadband plans to dispose of such shares promptly.

6.	Grounds for Non-recognition of or Limitations on Appraisal Rights

Appraisal rights will only be granted if (a) the applicable shares owned by such shareholder were acquired prior to the public notice of the resolution of the board of directors, or the shareholder, despite having acquired such shares after such public notice of the resolution of the board of directors, can prove that, by the business day after the date of such public notice, (i) a purchase agreement for such shares had been executed, (ii) a loan agreement for such shares had been terminated, or (iii) a legal act relating to the acquisition of such shares had been taken, and (b) such shareholder has maintained the ownership of such shares until the date of the exercise of such appraisal rights. Appraisal rights will be lost with respect to shares that were sold and then repurchased during such timeframe. The exercise of appraisal rights may not be revoked after their exercise. In addition, if the Share Exchange Agreement is no longer effective or terminated due to certain events mentioned in VI. Investment Risk Factors–1. Risk Factors That May Impede the Consummation of the Share Exchange, then the appraisal rights that were exercised will no longer be effective, and SK Telecom and SK Broadband may reject the purchase of shares for which the appraisal rights were exercised.

VIII.	RELATIONSHIP OF THE PARTIES

1.	Affiliates and Subsidiaries

A.	Relationship of the Affiliates and Subsidiaries

The parties to the Share Exchange belong to the SK Group in accordance with the Fair Trade Act, and SK Telecom owns 50.56% (149,638,354 shares) of the issued and outstanding shares of SK Broadband as of March 20, 2015.

B.	Directors and Executive Officers with Concurrent Offices

Name	SK Telecom	SK Broadband
WonYoung Yun	Head of Division	Non-executive director
Jong-Won Kim	Head of Division	Head of Division

2.	Transactions between the Parties

A.	Major Business Transactions between SK Telecom and SK Broadband

(1)	Sales

	(Unit: millions of KRW)
Company name	Transaction Period	Counterparty	Transaction	Transaction amount
SK Telecom	January 1, 2011 – December 31 2011	SK Broadband	Leased line, interconnection fees, etc.	90,728
	January 1, 2012 – December 31 2012			114,068
	January 1, 2013 – December 31 2013			105,166
	January 1, 2014 – December 31 2014			141,640

Note: The amounts are derived from SK Telecom’s audited financial statements for the years 2011, 2012, 2013 and 2014.

(2) Purchases
	(Unit: millions of KRW)
Company name	Transaction Period	Counterparty	Transaction	Transaction amount
SK Telecom	January 1, 2011 – December 31 2011	SK Broadband	Leased line, interconnection fees, etc.	440,495
	January 1, 2012 – December 31 2012			559,926
	January 1, 2013 – December 31 2013			570,426
	January 1, 2014 – December 31 2014			588,982

Note: The amounts are derived from SK Telecom’s audited financial statements for the years 2011, 2012, 2013 and 2014.

B.	Assets and Liabilities from Transactions

(1)	Accounts Receivable

	(Unit: millions of KRW)
Company name	Date	Counterparty	Transaction	Transaction amount
SK Telecom	December 31, 2011	SK Broadband	Leased line, interconnection fees, etc.	8,225
	December 31, 2012			2,493
	December 31, 2013			4,779
	December 31, 2014			3,236

Note: The amounts are derived from SK Telecom’s audited financial statements for the years 2011, 2012, 2013 and 2014.

(2)	Accounts Payable

	(Unit: millions of KRW)
Company name	Date	Counterparty	Transaction	Transaction amount
SK Telecom	December 31, 2011	SK Broadband	Leased line, interconnection fees, etc.	118,687
	December 31, 2012			73,483
	December 31, 2013			81,243
	December 31, 2014			38,432

Note: The amounts are derived from SK Telecom’s audited financial statements for the years 2011, 2012, 2013 and 2014.

C.	Guarantees of Debt

Not applicable

3.	Transactions with the Major Shareholder

Not applicable

4.	Other Relationships including Competitive or Complementary Relationships

SK Telecom resells SK Broadband’s fixed-line products such as broadband Internet and IP TV. Such resale of fixed-line products benefits its customers by expanding the options available to consumers and reducing costs through discounts for bundled services.

The purpose of this resale is to more flexibly respond to the competitive fixed-mobile bundled products market, and the price between SK Telecom and SK Broadband is calculated using fair and reasonable standards.

As the market share of telecommunications service providers within the broadband Internet market currently remains relatively unchanged (e.g., the market share of SK Broadband increased to 25.1% as of December 31, 2014 from 24.1% as of December 31, 2012), bundled services through resale by SK Telecom provides for lower prices to consumers as well as convenience.

IX.	OTHER MATTERS RELATING TO PROTECTION OF INVESTORS

1.	Past Mergers and Acquisitions

[SK Telecom]

Date	Type of transaction	Remarks	Parties
September 2009	Acquisition of business	Acquisition of SK Networks’ leased line business and related ancillary business	SK Networks SK Telecom
February 2010	Share purchase	Acquisition of shares of Hana SK Card Co., Ltd.	Hana SK Card Co., Ltd. SK Telecom
February 2012	Share purchase	Acquisition of share of SK Hynix	SK Hynix SK Telecom
January 2013	Merger	Merger between SK Planet and SK Marketing & Company Co., Ltd.	SK Innovation Co., Ltd. SK Planet SK Marketing & Company Co., Ltd. SK Telecom
April 2014	Share purchase	Acquisition of shares of Neos Networks Co., Ltd.	Neos Networks Co., Ltd. SK Telecom
August 2018	Share purchase	Acquisition of shares of Iriver	Vogo-Rio Investment Holdings Co., Ltd. SK Telecom

[SK Broadband]

Date	Type of transaction	Remarks	Parties
July 2012	Merger	Merger with Broadband D&M (a subsidiary)	Broadband D&M SK Broadband
October 2012	Merger	Merger with Broadband CS (a subsidiary)	Broadband CS SK Broadband
January 2013	Merger	Merger with Broadband Media Co., Ltd. (a subsidiary)	Broadband Media Co., Ltd. SK Broadband

2.	Share Ownership of the Largest Shareholders

A.	Changes in Share Ownership of the Largest Shareholders Before and After the Share Exchange

			(Unit: shares, %)
	Shares Owned Before the Share Exchange		Shares Owned After the Share Exchange
Classification	SK Telecom	SK Broadband	SK Telecom	SK Broadband
Name of the largest shareholder	SK Holdings	SK Telecom	SK Holdings	SK Telecom
Total number of shares held by the largest shareholder	20,363,452	149,638,354	20,363,452	295,959,087
Percentage of shareholding of the largest shareholder	25.22	50.56	25.22	100

1.	All of the shares of SK Telecom and SK Broadband before and after the Share Exchange are registered common shares.

B.	Planned Share Purchases of the Largest Shareholders After the Share Exchange

None

C.	Restrictions on Disposals of Shares Owned by the Largest Shareholders After the Share Exchange

Not applicable

3.	Changes in Capital After the Share Exchange

[SK Telecom]

Item	Type of share	Before the Share Exchange(1)	After the Share Exchange(2)
Number of shares authorized for issuance	Common shares	220,000,000 shares	220,000,000 shares
Number of issued shares	Common shares	80,745,711 shares	80,745,711 shares
Share Capital(2)	—	KRW 44,639 million	KRW 44,639 million
Capital reserves(3)	—	KRW 14,462,100 million	—

1.	The amounts before the Share Exchange are from SK Telecom’s audited financial statements for the year 2014.
2.	The difference between the total amount of share capital and the total face value of issued shares (number of issued shares x par value (KRW 500)) is due to the cancellation of 8.533.235 shares.
3.	The capital reserves amount before the Share Exchange is the sum of capital surplus and other capital adjustments, retained earnings and reserves. The capital reserves amount after the Share Exchange is not indicated above as such amount may be subject to change in accordance with applicable laws and K-IFRS.

[Detailed Summary of Share Capital Changes]

	(Unit: millions of KRW)
Classification	Before the Share Exchange	After the Share Exchange	Change
Share capital	44,639	44,639	—
Capital surplus and other capital adjustments	277,998	887,673	609,675
Paid-in surplus	2,915,887	2,915,887	0
Treasury stock	(2,139,683)	(1,600,500)	539,183
Loss on disposal of treasury stock	(18,087)	160,812	178,899
Hybrid bonds	398,518	398,518	0
Others	(878,637)	(987,044)	(108,407)
Retained earnings	14,188,591	14,188,591	—
Reserves	(4,489)	(4,489)	—

4.	Management Policies and Members of Management

The directors and members of the Audit Committee of SK Telecom appointed before the Share Exchange shall retain their original terms of appointment despite Article 360-13 of the KCC, and there will be no executive officers newly appointed due to the Share Exchange.

5.	Business Plan

After the Share Exchange, SK Telecom and SK Broadband, which will become its wholly-owned subsidiary, will continue to conduct their respective main businesses, and currently there are no plans to enter into new business areas, change their respective businesses or cease any of their respective businesses.

6.	Statements of Financial Position After the Share Exchange

[SK Telecom]

	(Unit: millions of KRW)
Classification	Before the Share Exchange	After the Share Exchange	Change
Current Assets	5,083,148	5,083,148	—
Cash and cash equivalents	834,429	834,429	—
Short-term financial instruments	313,068	313,068	—
Short-term investment securities	280,161	280,161	—
Accounts receivable-trade, net	2,392,150	2,392,150	—
Short-term loans, net	74,512	74,512	—
Accounts receivable – other, net	690,527	690,527	—
Accrued income	10,134	10,134	—
Advanced payments	70,772	70,772	—
Prepaid expenses	134,404	134,404	—
Derivative financial assets	—	—	—
Inventories, net	267,667	267,667	—
Other current assets	4,814	4,814	—
Assets classified as held for sale	10,510	10,510	—

Non-current Assets	22,858,085	22,858,085	—

Long-term financial instruments	631	631	—
Long-term investment securities	956,280	956,280	—
Investments in associates and joint ventures	6,298,088	6,298,088	—
Property and equipment, net	10,567,701	10,567,701	—
Investment property, net	14,997	14,997	—
Goodwill	1,917,595	1,917,595	—
Intangible assets, net	2,483,994	2,483,994	—
Long-term loans, net	55,728	55,728	—
Long-term accounts receivable – other	3,596	3,596	—
Long-term prepaid expenses	51,961	51,961	—
Guarantee deposits	285,144	285,144	—
Long-term derivative financial assets	70,035	70,035	—
Deferred tax assets	25,083	25,083	—
Other non-current assets	127,252	127,252	—

Total Assets	27,941,233	27,941,233	—

Current Liabilities	5,420,310	5,420,310	—
Accounts payable – trade	275,495	275,495	—
Accounts payable – other	1,381,850	1,381,850	—
Advance receipts	129,255	129,255	—
Withholdings	1,053,063	1,053,063	—
Accrued expenses	952,418	952,418	—
Income tax payable	99,236	99,236	—
Unearned revenue	327,003	327,003	—
Derivative financial liabilities	—	—	—

	(Unit: millions of KRW)
Classification	Before the Share Exchange	After the Share Exchange	Change
Provisions	51,075	51,075	—
Short-term borrowings	366,600	366,600	—
Current installments of long-term debt, net	590,714	590,714	—
Current installments of finance lease liabilities	3,804	3,804	—
Current installments of long-term payables – other	189,389	189,389	—
Liabilities classified as held for sale	408	408	—

Non-current Liabilities	7,272,653	7,272,653	—

Debentures, excluding current installments, net	5,649,158	5,649,158	—
Long-term borrowings, excluding current installments	149,720	149,720	—
Long-term payables – other	684,567	684,567	—
Long-term unearned revenue	19,659	19,659	—
Finance lease liabilities	26	26	—
Defined benefit liabilities	91,587	91,587	—
Long-term derivative financial liabilities	130,889	130,889	—
Long-term provisions	36,013	36,013	—
Deferred tax liabilities	444,211	444,211	—
Other non-current liabilities	66,823	66,823	—
Total Liabilities	12,692,963	12,692,963	—

Equity attributable to owners of the Parent Company	14,506,739	15,116,414	609,675

Share capital	44,639	44,639	—
Capital surplus and other capital adjustments	277,998	887,673	609,675
Retained earnings	14,188,591	14,188,591	—
Reserves	(4,489)	(4,489)	—
Non-controlling interests	741,531	131,856	(609,675)

Total Equity	15,248,270	15,248,270	—

Total Liabilities and Equity	27,941,233	27,941,233	—

1.	The amounts before the Share Exchange are derived from the consolidated statement of financial position in SK Telecom’s audited financial statements for the year 2014.
2.	The consolidated statement of financial position after the Share Exchange does not reflect (i) the exercise of appraisal rights as it is difficult to foresee whether they will be exercised, and (ii) intercompany transactions between SK Telecom and SK Broadband.
3.	The expected reference share price (reference value on the Share Exchange Date) of the issued shares of SK Telecom is KRW 285,434, which was used in calculating the share exchange ratio.
4.	The above statement was prepared based on estimates and therefore may present differences with the statement of financial position prepared in accordance with K-IFRS.

[SK Broadband]

		(Unit: KRW)
Classification	Before the Share Exchange	After the Share Exchange	Change
Current Assets	464,811,250,853	464,811,250,853	—
Cash and cash equivalents	20,462,661,063	20,462,661,063	—
Short-term financial instruments	2,571,000,000	2,571,000,000	—
Trade and other receivables, net	403,149,126,996	403,149,126,996	—
Inventories, net	11,182,679,945	11,182,679,945	—
Income tax refund receivable	324,391,450	324,391,450	—
Other current assets	27,121,391,399	27,121,391,399	—

Non-current Assets	2,646,227,141,702	2,646,227,141,702	—

Long-term financial instruments	8,500,000	8,500,000	—
Long-term investment securities	6,013,780,928	6,013,780,928	—
Long-term trade and other receivables	75,636,185,226	75,636,185,226	—
Investments in associates	24,420,014,360	24,420,014,360	—
Property and equipment, net	2,317,256,916,463	2,317,256,916,463	—
Investment property	24,608,448,976	24,608,448,976	—
Intangible assets, net	178,440,497,410	178,440,497,410	—
Other non-current assets	17,536,193,878	17,536,193,878	—
Long-term derivative financial assets	2,306,604,461	2,306,604,461	—

Total Assets	3,111,038,392,555	3,111,038,392,555	—

Current Liabilities	882,933,501,965	882,933,501,965	—
Accounts payable – other	434,856,735,740	434,856,735,740	—
Current portion of debentures and long-term borrowings, net	429,879,517,617	429,879,517,617	—
Other current financial liabilities	3,206,096,843	3,206,096,843	—
Other current liabilities	14,991,151,765	14,991,151,765	—
Non-current Liabilities	1,106,493,335,240	1,106,493,335,240	—
Long-term payables – other	20,242,233,669	20,242,233,669	—
Long-term debentures and borrowings, excluding current portion	1,023,679,031,211	1,023,679,031,211	—
Other non-current financial liabilities	—	—	—
Finance lease liabilities	9,060,764,206	9,060,764,206	—
Long-term provisions	3,532,428,123	3,532,428,123	—
Long-term derivative financial liabilities	—	—	—
Defined benefit liabilities	49,978,878,031	49,978,878,031	—

Total Liabilities	1,989,426,837,205	1,989,426,837,205	—

Share capital	1,479,795,435,000	1,479,795,435,000	—
Capital surplus and other capital adjustments	314,189,109,116	314,189,109,116	—
Accumulated deficit	(663,477,913,049)	(663,477,913,049)	—
Reserves	(8,895,075,717)	(8,895,075,717)	—

Total Equity	1,121,611,555,350	1,121,611,555,350	—

Total Liabilities and Equity	3,111,038,392,555	3,111,038,392,555	—

1.	The amounts before the Share Exchange are derived from the consolidated statement of financial position in SK Telecom’s audited financial statements for the year 2014.
2.	The consolidated statement of financial position after the Share Exchange does not reflect the exercise of appraisal rights as it is difficult to foresee whether they will be exercised.
3.	Unlike a merger, the two parties to a comprehensive share exchange continue to exist. The statement of financial position of SK Broadband, which will become a wholly-owned subsidiary, is not affected by the comprehensive Share Exchange.

7.	Possibility of Listing New Shares

A.	Since there will be no new shares of SK Telecom issued in connection with the Share Exchange, there will be no listing of new shares.

B.	Back door listing is not applicable to the Share Exchange. Subsequent to the Share Exchange, SK Telecom will be the parent company of SK Broadband with 100% ownership and will remain a listed corporation on the KRX KOSPI Market, and SK Broadband will become a wholly-owned subsidiary of SK Telecom and will be delisted from the KRX KOSDAQ Market.

Note: If there are fractional shares of SK Telecom to be allotted to shareholders of SK Broadband in connection with the Share Exchange, cash in lieu of such fractional shares will be paid to SK Broadband’s shareholders entitled to such fractional shares within one month from the Share Exchange Date, and the amount will be calculated based on the closing price (on the Korea Exchange) of SK Telecom’s common shares as of the Share Exchange Date.

8.	Put-back Options Relating to the Share Exchange

Not applicable

9.	Other Matters Necessary for an Investment Decision

A.	Conditions to the Consummation of the Share Exchange

•	In the event that the agenda for the approval of the Share Exchange Agreement is voted against by the boards of directors or at the general meeting of shareholders, the Share Exchange Agreement shall lose effectiveness retroactively.

•	As SK Telecom intends to proceed with the Share Exchange as a small-scale share swap in accordance with Article 360-10 of the KCC, the approval of the board of directors for the Share Exchange may substitute the approval of a general meeting of shareholders in accordance with Article 360-3(1) of the KCC. However, in the event that shareholders that collectively hold 20% or more of the total issued shares of SK Telecom dissent, this small-scale share swap procedure will be replaced by a general share exchange procedure. In this case, pursuant to Articles 360-3(1), 360-3(2) and 434 of the KCC, an extraordinary resolution of the general meeting of shareholders is required, and the approval of two-thirds of the voting rights of the participating shareholders and one-third of the issued shares is required.

•	Following the execution of the Share Exchange Agreement, if written notices of dissent are given by shareholders that collectively hold 20% or more of the total number of issued and outstanding shares of SK Telecom with respect to the Share Exchange (for which the approval of the general meeting of shareholders is substituted by the approval of the board of directors), SK Telecom may terminate the Share Exchange Agreement by notifying SK Broadband in writing within 30 days after the end of the Dissent Filing Period.

B.	Conditions to Trading on a Stock Exchange or the KRX KOSDAQ Market

Not applicable

C.	Lock-up of the Largest Shareholders of the Parties to the Share Exchange Before/After the Share Exchange

Not applicable

D.	Disclosure of Share Exchange Agreement, etc.

In accordance with Article 360-4(1) of the KCC, the following documents shall be made available at SK Telecom’s headquarters during the period between the date that is two weeks prior to the date of SK Telecom’s board of directors meeting in lieu of a general meeting of shareholders and the date of SK Broadband’s general meeting of shareholders and the date that is six months after the Share Exchange Date.

(1)	Share Exchange Agreement

(2)	Document specifying the rationale of the allotment of shares to the shareholders of the company that will become the wholly-owned subsidiary

(3)	Final statements of financial position and statements of comprehensive income of each company involved in the Share Exchange prepared six months prior to the general meeting of shareholders pursuant to Article 360-3(1) of the KCC.

Any shareholder of SK Telecom or SK Broadband may, at any time during business hours, inspect the documents above and request duplication of such documents or an extract thereof.

E.	Taxation Relating to the Share Exchange

Shareholders of SK Broadband are subject to corporate tax or income tax with respect to the net realized gain (i.e., sale price less acquisition costs and transaction costs) and securities transaction tax. However, if the Share Exchange satisfies each condition under Article 38(1) of the Tax Reduction and Exemption Control Act, shareholders of SK Broadband will be exempt from paying securities transaction tax, in which case they must submit an application form for securities transaction tax exemption, in accordance with Article 115(9) of the Enforcement Decree of the Tax Reduction and Exemption Control Act.

(1)	Shareholders of SK Broadband may be subject to corporate tax or income tax with respect to the net realized gain (i.e., the sale price less the acquisition cost and transaction costs). For domestic corporations, such net realized gain is subject to corporate tax as income in the applicable business year, and Korean residents are subject to capital gains tax at the rate of 22% (including local income tax) of the net realized gain. However, in the event a resident shareholder is a major shareholder pursuant to the Income Tax Act and has held its shares for less than one year, capital gains tax at the rate of 33% (including local income tax) will be applicable. For a foreign corporation or a non-resident shareholder, corporate or income tax equal to the lower of 11% (including local income tax) of the sale price or 22% (including local income tax) of the net realized gain will generally be the applicable corporate or income tax. However, the actual tax payable is subject to change according to specific circumstances, such as the existence of a business establishment of such shareholder in Korea or tax treaties between Korea and the applicable country of residence of the foreign corporation or non-resident shareholder.

(2)	If the Share Exchange satisfies every condition under Article 38(1) of the Tax Reduction and Exemption Control Act, shareholders of SK Broadband will be exempt from paying securities transaction tax in accordance with Article 117(14) of the Tax Reduction and Exemption Control Act. In such event, they must submit an application form for securities transaction tax exemption, in accordance with Article 115(9) of the Enforcement Decree of the Tax Reduction and Exemption Control Act.

[Excerpts from the Tax Reduction and Exemption Control Act]

Article 117 (Exemption from Securities Transaction Tax) (1) The cases falling under any of the following subparagraphs shall be exempted from securities transaction tax:

1. to 13. (Omitted)

14. Where stocks are transferred for the purposes of establishment of a new corporation under Article 47-2 of the Corporate Tax Act, merger meeting the requirements in the subparagraphs of Article 44 (2) or paragraph (3) of the same Act, corporate split meeting the requirements in the subparagraphs of Article 46 (1) or Article 47 (1) of the same Act, comprehensive transfer of asset meeting all the requirements in the subparagraphs of Article 37 (1), or comprehensive exchange and transfer of stocks meeting all the requirements in the subparagraphs of Article 38 (1).

F.	Public Disclosure and Distribution of this Prospectus

(1)	Public Disclosure of this Prospectus

SK Telecom plans to publicly disclose this Prospectus on the FSS e-Disclosure System (http://dart.fss.or.kr) after the FSC declares the Securities Registration Statement effective, in accordance with Article 123 of the FSCMA. In addition, this Prospectus will be available for inspection by shareholders of SK Telecom and SK Broadband at the head offices of SK Telecom and SK Broadband, the FSC and the Korea Exchange.

(2)	Distribution of this Prospectus

It is expected that shareholders of SK Broadband who will receive registered common shares of SK Telecom through the Share Exchange (excluding professional investors set forth in Article 9(5) of the FSCMA and persons exempt from the prospectus delivery requirement pursuant to Article 132 of the Enforcement Decree of the FSCMA) will receive this Prospectus prior to the date of SK Broadband’s extraordinary general meeting of shareholders to approve the Share Exchange, pursuant to Article 124 of the FSCMA.

a.	Recipients and Distribution Method of this Prospectus

•	Persons Entitled to Receive this Prospectus: Shareholders of SK Broadband registered in its shareholder register as of the record date for the extraordinary general meeting of shareholders to approve the Merger.

•	Delivery Method: By registered mail to the registered addresses in the shareholder register.

b.	Miscellaneous Information

•	If a shareholder of SK Broadband who will receive registered common shares of SK Telecom through the Share Exchange is not able to receive this Prospectus by registered mail, such shareholder should receive this Prospectus as an electronic document pursuant to Article 385 of the Enforcement Decree of the FSCMA or indicate in writing its intent to forego receipt of this Prospectus.

•	For shareholders not able to receive this Prospectus due to delivery failure or other reasons, this Prospectus will be made available for inspection at SK Broadband’s extraordinary general meeting of shareholders for approval of the Share Exchange and at the head offices of SK Telecom and SK Broadband.

•	For further information about receiving this Prospectus, please contact SK Telecom or SK Broadband.

ø Relevant Laws and Regulations

FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT

Article 9 (Other Definitions)

(5) The term “professional investor” in this Act means an investor who has an ability to take risks accompanying the investment in light of the expertise that it possesses in connection with financial investment instruments, the scale of assets owned by it, etc., and who falls under any of the following subparagraphs: Provided, That a financial investment business entity shall give consent to a professional investor prescribed by Presidential Decree when the investor notifies the financial investment business entity in writing of its willingness to be treated as an ordinary investor, unless there is a justifiable ground otherwise, and such investor shall be treated as an ordinary investor when the financial investment business entity gives such consent:

1. State;

2. The Bank of Korea;

3. Financial institutions specified by Presidential Decree;

4. Stock-listed corporations: Provided, That trading over-the-counter derivatives with a financial investment business entity shall be limited to cases where an investor notifies the financial investment business entity in writing of its willingness to be treated as a professional investor; and

5. Other persons specified by Presidential Decree.

Article 123 (Preparation and Disclosure of Investment Prospectus)

(1) When an issuer publicly offers or sells securities in accordance with Article 119, the issuer shall file an investment prospectus (hereinafter referred to as “investment prospectus”), prepared in accordance with the manner prescribed by Presidential Decree, with the Financial Services Commission on the day on which the relevant registration statement becomes effective (or the day on which the supplements to a universal shelf registration statement are filed, in cases where the supplements to the universal shelf registration statement shall be filed in accordance with Article 119 (2)) and keep it at a place specified by Ordinance of the Prime Minister to make it available to the public for inspection. < Amended by Act No. 8863, Feb. 29, 2008>

(2) No investment prospectus shall contain any description different from the one described in the relevant registration statement (including any supplements to a universal shelf registration statement under Article 119 (2); hereafter the same shall apply in this Chapter) or omit any description stated therein: Provided, That a description may be omitted, if it is necessary to omit the description in consideration of the balance between confidentiality in corporate management, etc. and protection of investors, etc., as prescribed further by Presidential Decree.

(3) An issuer of the collective investment securities specified by Presidential Decree shall file an additional investment prospectus separately from the one under paragraph (1) in accordance with the following subparagraphs, with the Financial Services Commission, and shall keep it at a place specified by Ordinance of the Prime Minister to make it available to the public for inspection: Provided, That such filing, keeping, and disclosure may be omitted, if offering or selling such collective investment securities is discontinued: <Amended by Act No. 8863, Feb. 29, 2008>

1. A revised investment prospectus shall be filed at least once after the investment prospectus under paragraph (1) is filed within an interval prescribed by Ordinance of the Prime Minister; and

2. In cases where an amendment to registration is filed in accordance with Article 182 (8), an investment prospectus in which such amendment is reflected shall be filed within five days after a notice of amended registration is delivered.

Article 124 (Fair Use of Investment Prospectus)

(1) No one shall allow any other person to acquire securities or sell securities to any other person, unless an investment prospectus prepared in conformity with Article 123 is delivered to the person (excluding professional investors and those specified by Presidential Decree) who intends to acquire the securities after the relevant registration statement becomes effective. In such cases, it shall be deemed that the investment prospectus is delivered at the time the following requirements are fully satisfied, if the investment prospectus is delivered by means of an electronic document under Article 436:

1. The person to whom the electronic document is addressed (hereinafter referred to as “addressee of the electronic document”) shall consent to the delivery of the investment prospectus by means of an electronic document;

2. The addressee of the electronic document shall designate the kind of an electronic transmission medium and place for receiving the electronic document;

3. The addressee of the electronic document shall confirm such shareholder’s receipt of the electronic document; and

4. The contents of the electronic document shall be identical with those of the investment prospectus in writing.

Article 436 (Electronic Reporting)

(1) A statement, report, or other document or material may be submitted electronically, when it is submitted to the Financial Services Commission, the Securities and Futures Commission, the Governor of the Financial Supervisory Service, the Association, or the Depositary in compliance with this Act. <Amended by Act No. 8863, Feb. 29, 2008>

(2) The method and procedure for electronic reporting, etc. under paragraph (1) and other necessary matters shall be prescribed by Presidential Decree.

ENFORCEMENT DECREE OF THE FINANCIAL INVESTMENT SERVICES AND CAPITAL MARKETS ACT

Article 11 (Public Offering and Public Sale of Securities)

(1) In calculating fifty persons in accordance with Article 9 (7) or (9) of the Act, the number of persons who have been invited to subscribe securities of the same class as the securities in the instant case in any manner other than by public offering or public sale within six months before the public invitation to subscribe shall be aggregated, but persons falling under any of the following subparagraphs shall be excluded therefrom:

1. Professionals falling under any of the following items:

(a) Persons under any provision of Article 10 (1) 1 through 4;(b) Persons specified and publicly notified by the Financial Services Commission among those falling under Article 10 (3) 12 or 13;

(c) Accounting firms under the Certified Public Accountant Act;(d) Credit rating companies under the Use and Protection of Credit Information Act (hereinafter referred to as “credit rating companies”);

(e) Persons who provide accounting, consulting, and similar services to the issuer with an officially recognized qualification certificate for certified public accountant, appraiser, attorney-at-law, patent attorney, tax accountant, etc.;

(f) Other persons specified and publicly notified by the Financial Services Commission as professionals who are in a position to have good knowledge of financial status, business affairs, etc. of the issuer;

2. Related persons falling under any of the following items:

(a) The largest shareholder (referring to the largest shareholder under Article 9 (1) 1 of the Act; hereinafter the same shall apply) of the issuer and shareholders who hold 5/100 or more of the total number of outstanding stocks;

(b) Executives (including a person under each subparagraph of Article 401-2 (1) of the Commercial Act; hereafter the same shall apply in this subparagraph) of the issuer and members of the employee shareholders’ association under the Framework Act on Labor Welfare;

(c) Affiliated companies of the issuer and their executives;

(d) Shareholders of a stock-unlisted corporation (excluding a corporation that has a record of it as having publicly offered or sold its stocks), where the issuer is the stock-unlisted corporation;

(e) Executives and employees of a domestic affiliated company of the issuer, where the issuer is a foreign enterprise established pursuant to laws and regulations of a foreign country, and sells stocks of the foreign enterprise to executives and employees of the domestic affiliated company in accordance with a stock option plan, etc. for improving welfare of employees;

(f) Promoters of a company, if the company is being incorporated by the issuer; (g) Other persons specified and publicly notified by the Financial Services Commission as related persons who are in a position to have good knowledge of financial status, business affairs, etc. of the issuer.

Article 132 (Persons Exempt from Issuing Investment Prospectus)

The term “those specified by Presidential Decree” in the former part of the main body of Article 124 (1) of the Act means persons falling under any of the following subparagraphs:

1. Persons falling under any provision of Article 11 (1) 1 (c) through (f) and items of Article 11 (1) 2;

2. Persons who expressed their intent to refuse to receive an investment prospectus in writing, by phone, cable, facsimile, e-mails or similar telecommunications, or other methods prescribed and publicly notified by the Financial Services Commission;

3. Persons who intend to acquire additional collective investment securities equivalent to those already acquired: Provided, that it shall be limited to cases where the investment prospectus of the relevant collective investment securities provide the same details as the investment prospectus issued immediately before.

Article 385 (Reporting by Electronic Document)

(1) A person who files a registration statement, a report, or any other document or data (hereinafter referred to as the “registration statement, etc.”) with the Financial Services Commission, the Securities and Futures Commission, the Governor of the Financial Supervisory Service, the Exchange, the Association, or the Korea Securities Depository in accordance with the Act, this Decree, or any other Acts and subordinate statutes may file it by electronic document (referring to standardized data prepared in an electronic format with a device capable of processing information, such as a computer, and transmitted, received, or stored in the form of a document; hereinafter the same shall apply) through an information communications network under the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

(2) The standard form, method, procedure, etc. necessary for submitting a registration statement, etc. by electronic document shall be prescribed and publicly notified by the Financial Services Commission. In such cases, the Financial Services Commission may, if a registration report, etc. is also submitted to the Exchange, the Association, or the Korea Securities Depository, hear opinions of the relevant institution when it establishes or amends the standard form, method, procedure, etc. for the registration report, etc.

(3) Matters concerning registration statements, etc. submitted in accordance with any regulations related to business affairs of the Exchange, the Association, or the Korea Securities Depository may be prescribed by the relevant institution, notwithstanding the former part of paragraph (2).

(4) Matters concerning electronic documents, such as the effectiveness and time of delivery, in cases where a person files a registration statement, etc. by electronic document, shall be governed by the provisions of the Act on Promotion of Information and Communications Network Utilization and Information Protection, etc.

SECTION 2. INFORMATION RELATING TO SK TELECOM

For further information relating to SK Telecom provided in SK Telecom’s annual business report for the year ended December 31, 2014, please refer to the Form 6-K furnished by SK Telecom to the U.S. Securities and Exchange Commission on April 20, 2015.